UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

For Immediate Release:	May 14, 2010

Financial Statements for Fiscal 2009 <Under Japanese GAAP>

Company Name:		Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan):		8411
Stock Exchanges (Japan):		Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section)
URL:		http://www.mizuho-fg.co.jp/english/
Representative:	Name:	Takashi Tsukamoto	Ordinary General Meeting of Shareholders (scheduled):	June 22, 2010
	Title:	President & CEO	Filing of Yuka Shoken Hokokusho to the Kanto Local
For Inquiry:	Name:	Tatsuya Yamada	Finance Bureau (scheduled):	June 23, 2010
	Title:	General Manager, Accounting	Commencement of Dividend Payment (scheduled):	June 22, 2010
	Phone:	+81-3-5224-2030	Trading Accounts:	Established

Amounts less than one million yen are rounded down.

1. Financial Highlights for Fiscal 2009 (for the fiscal year ended March 31, 2010)

(1) Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
Fiscal 2009	2,817,625	(19.8)	327,127	—	239,404	—
Fiscal 2008	3,514,428	(22.3)	(395,131)	—	(588,814)	—

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock	Net Income on Own Capital	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	¥	¥	%	%	%
Fiscal 2009	16.29	15.57	10.9	0.2	11.6
Fiscal 2008	(54.14)	—	(29.6)	(0.2)	(11.2)

Reference:	Equity in Income from Investments in Affiliates:
Fiscal 2009: ¥2,892 million; Fiscal 2008: ¥(3,584) million

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock	Consolidated Capital Adequacy Ratio (BIS)
	¥ million	¥ million	%	¥	%
Fiscal 2009	156,253,572	5,837,053	2.2	191.53	13.46
Fiscal 2008	152,723,070	4,186,606	1.3	104.38	10.53

Reference:	Own Capital:
As of March 31, 2010: ¥3,513,050 million; As of March 31, 2009: ¥2,133,751 million

Notes:	1.	Own Capital Ratio was calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets × 100

	2.	Consolidated Capital Adequacy Ratio (BIS) is based on the “Standards for Bank Holding Company to Consider the Adequacy of Its Capital Based on Assets and Others Held by It and Its Subsidiaries Pursuant to Article 52-25 of the Banking Law” (Financial Services Agency Ordinance Announcement No. 20, March 27, 2006).

	3.	Consolidated Capital Adequacy Ratio (BIS) as of March 31, 2010 is a preliminary figure.

(3) Conditions of Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the fiscal year
	¥ million	¥ million	¥ million	¥ million
Fiscal 2009	13,432,719	(14,153,529)	231,801	4,678,783
Fiscal 2008	573,765	2,408,207	32,972	5,048,671

2. Cash Dividends for Shareholders of Common Stock

	Cash Dividends per Share					Total Cash	Dividends	Dividends on
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual	Dividends (Total)	Pay-out Ratio (Consolidated basis)	Net Assets (Consolidated basis)
	¥	¥	¥	¥	¥	¥ million	%	%
Fiscal 2008	—	0.00	—	10.00	10.00	111,676	—	5.5
Fiscal 2009	—	0.00	—	8.00	8.00	123,880	49.1	5.4
Fiscal 2010 (estimate)	—	0.00	—	6.00	6.00		22.1

Note:	Please refer to page 1-3 for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Earnings Estimates for Fiscal 2010 (for the fiscal year ending March 31, 2011)

(%: Changes from the corresponding period of the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
1H F2010	—	—	—
Fiscal 2010	430,000	179.6	27.05

Note:	The number of shares of common stock used in the above calculation is based on the number of shares of common stock as of March 31, 2010. It does not take into account any increase in the number of outstanding shares of common stock that may result from the issuance of new shares by shelf registration announced today (May 14, 2010) or any increase in the number of outstanding shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock.

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Mizuho Financial Group, Inc.

4. Others

(1) Changes in Significant Subsidiaries during the Fiscal Year (changes in specified subsidiaries accompanying changes in the scope of consolidation):            Yes

[Newly consolidated: — (Company name: — ); Excluded: 1 (Company name: Mizuho Securities Co., Ltd.)]

Please refer to “ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP” on page 1-8 for details.

(2) Changes in Accounting Methods and Presentation of Consolidated Financial Statements

(To be described in changes of fundamental and important matters for the preparation of Consolidated Financial Statements)

 Changes due to revisions of accounting standards, etc.: Yes

‚ Changes other than  above: Yes

Please refer to “CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 1-28 for details.

(3) Issued Shares of Common Stock

 Year-end issued shares (including treasury stock):	As of March 31, 2010:	15,494,397,690 shares;
	As of March 31, 2009:	11,178,940,660 shares
‚ Year-end treasury stock:	As of March 31, 2010:	9,397,093 shares;
	As of March 31, 2009:	11,335,903 shares

Please refer to “Per Share Information (Consolidated basis)” on page 1-50 for the number of shares, based on which Net Income per share of common stock (consolidated basis) was calculated.

(Reference) Non-Consolidated Financial Statements for Fiscal 2009

1. Financial Highlights for Fiscal 2009 (for the fiscal year ended March 31, 2010)

(1) Non-Consolidated Results of Operations

	(%: Changes from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
Fiscal 2009	33,792	(92.3)	13,984	(96.6)	1,086	(99.7)	3,379	(99.1)
Fiscal 2008	442,701	(45.1)	422,733	(46.2)	411,961	(46.6)	378,815	(53.2)

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
Fiscal 2009	(0.54)	—
Fiscal 2008	32.00	28.45

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
Fiscal 2009	5,225,971	4,011,146	76.7	223.59
Fiscal 2008	4,552,741	3,608,611	79.2	236.36

Reference:	1.	Own Capital:
		As of March 31, 2010: ¥4,009,502 million; As of March 31, 2009: ¥3,607,578 million

	2.	Maximum amount available for dividends:
		As of March 31, 2010: ¥1,549,745 million; As of March 31, 2009: ¥1,677,022 million
		(Note) “Maximum amount available for dividends” is calculated pursuant to Article 461, Paragraph 2 of the Company Law.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

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Mizuho Financial Group, Inc.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share and total cash dividends related to classified stock, the rights of which are different from those of common stock, is as follows:

	Cash Dividends per Share					Total Cash Dividends (Annual)
(Record Date)	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Annual
	¥	¥	¥	¥	¥	¥ million
Eleventh Series Class XI Preferred Stock
Fiscal 2008	—	0.00	—	20.00	20.00	18,239
Fiscal 2009 Fiscal 2010 (estimate)	— —	0.00 0.00	— —	20.00 20.00	20.00 20.00	9,985
Thirteenth Series Class XIII Preferred Stock
Fiscal 2008	—	0.00	—	30.00	30.00	1,100
Fiscal 2009 Fiscal 2010 (estimate)	— —	0.00 0.00	— —	30.00 30.00	30.00 30.00	1,100

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Mizuho Financial Group, Inc.

mNotes to XBRL

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and

TDNet, may be different from those of the English accounts in our financial statements.

Reference:	For example, in the EDINET website, it is stated that “any information in English contained in this XBRL data that may be downloaded from the list is provided for reference purpose only, and the accuracy of the information is not assured.”

The examples of English account names, which are different in our financial statements and XBRL, include the following:

Mizuho:	Reserves for Possible Losses on Loans	XBRL:	Allowance for loan losses
Mizuho:	Common Stock and Preferred Stock	XBRL:	Capital Stock
Mizuho:	Net Unrealized Gains on Other Securities, net of Taxes	XBRL:	Valuation difference on available-for-sale securities
Mizuho:	Other Operating Income (Expenses)	XBRL:	Other ordinary income (expenses)
Mizuho:	Other Ordinary Income (Expenses)	XBRL:	Other income (expenses)

Please note that the names of the English accounts, including but not limited to, those other than the above examples, may be subject to change in the future.

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Mizuho Financial Group, Inc.

1. CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(Please refer to Summary of Financial Results for Fiscal 2009 for more information.)

(1) Analysis of Results of Operations

Looking back over the economic climate during the fiscal year ended March 31, 2010, the actions taken to stabilize the financial system and stimulate the economy by major countries in cooperation with each other in response to the financial crisis have been effective, and the global economy has emerged from its worst and is picking up moderately.

The United States and the euro area showed a return to positive real GDP growth in the third quarter of calendar year 2009 attributable mainly to the effects of economic stimulus policies. Also, in Asia, growth was maintained as strengthening of domestic demand in China induced exports from and production in neighboring countries.

As for the Japanese economy, it has entered a mild deflationary state with a severe employment and income environment continuing, and prospects of a self-sustaining recovery in domestic private-sector demand remain weak. However, exports have been increasing and personal consumption has been picking up, especially of durable goods, reflecting improvements in the foreign economic environment and the effectiveness of economic stimulus policies, and with positive real GDP growth maintained, the economy is picking up steadily.

Nevertheless, in a situation where causes of concern exist, such as the effects of the cessation of economic stimulus packages, worsening employment and the aggravation of the financial condition of certain nations in Europe and other areas, it remains uncertain whether the global economy is capable of maintaining its recovery going forward.

Given the above business environment, it is important for the group companies of Mizuho Financial Group, Inc. (the “Group”) to strengthen their profitability further by allocating management resources flexibly and by providing high-quality financial services to meet customers’ needs, while maintaining financial soundness and enhancing corporate governance such as risk management.

Reflecting the above economic environment, Net Income amounted to ¥239.4 billion.

Taking segment information by type of business for MHFG and its consolidated subsidiaries categorized under banking business (banking and trust banking business), securities business and other, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥272.5 billion for banking business, ¥ 57.8 billion for securities business and ¥3.8 billion for other. Looking at segment information by geographic area categorized under Japan, the Americas, Europe and Asia/Oceania, Ordinary Profits before excluding inter-segment Ordinary Profits was ¥304.2 billion for Japan, ¥81.9 billion for the Americas, ¥(21.5) billion for Europe and ¥43.0 billion for Asia/Oceania.

As for earnings estimates for fiscal 2010, we estimate Ordinary Profits of ¥570.0 billion and Net Income of ¥430.0 billion on a consolidated basis.

The above estimates are based on information that is available at this moment and assumptions of factors that have an influence on future results of operations. Actual results may differ materially from these estimates, depending on future events. Please refer to “forward-looking statements” on page 1-2.

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(2) Analysis of Financial Conditions

Consolidated total assets as of March 31, 2010 amounted to ¥156,253.5 billion, increasing by ¥3,530.5 billion from the end of the previous fiscal year, mainly due to increases in Securities.

Securities were ¥43,096.4 billion, increasing by ¥ 12,922.8 billion from the end of the previous fiscal year. The balance of Loans and Bills Discounted amounted to ¥62,164.5 billion, decreasing by ¥8,355.6 billion from the end of the previous fiscal year.

Deposits amounted to ¥76,339.7 billion, decreasing by ¥839.7 billion from the end of the previous fiscal year.

Net Assets amounted to ¥5,837.0 billion, increasing by ¥1,650.4 billion from the end of the previous fiscal year. Shareholders’ Equity was ¥3,207.2 billion, Total Valuation and Translation Adjustments was ¥305.8 billion and Minority Interests was ¥2,321.7 billion.

Net Cash Provided in Operating Activities was ¥13,432.7 billion mainly due to decreased Loans and Bills Discounted. Net Cash Provided (Used in) by Investing Activities was ¥(14,153.5) billion mainly due to acquisition of securities, and Net Cash Provided in Financing Activities was ¥231.8 billion. As a result, Cash and Cash Equivalents as of March 31, 2010 was ¥4,678.7 billion.

The Consolidated Capital Adequacy Ratio (Basel II BIS Standard) was 13.46% (preliminary).

	March 31, 2008	March 31, 2009	March 31, 2010
Basel II	11.70%	10.53%	13.46%

(3) Basic Policy on Profit Distribution, Proposed Dividend Payment for Fiscal 2009 and Forecast Dividend Payment for Fiscal 2010

We have pursued “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management,” and have been putting more priority on “strengthening of stable capital base,” considering global discussions about capital adequacy and the uncertainty of economic and market trends.

Based on this policy, in consideration of our consolidated financial results, we plan to make cash dividend payments of ¥8 per share of common stock (a decrease of ¥2 from the previous fiscal year) for the fiscal year ending March 31, 2010 as previously announced.

We also propose making dividend payments on preferred stock as prescribed (i.e., a cash dividend of ¥20 per share for the Eleventh Series Class XI Preferred Stock and a cash dividend of ¥30 per share for the Thirteenth Series Class XIII Preferred Stock).

As for the dividend forecast for fiscal 2010, in the present circumstances of a heightened awareness of the importance of financial institutions’ capital adequacy, we continue to consider the balance between “strengthening of stable capital base” and “steady returns to shareholders”. From this standpoint, we plan to make cash dividend payments of ¥6 per share of common stock.

The above dividend estimate is based on information that is currently available to us and on assumptions regarding factors that have an influence on future results of operations. Actual results may differ materially from these estimates. Please refer to “forward-looking statements” on page 1-2.

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2. ORGANIZATION STRUCTURE OF MIZUHO FINANCIAL GROUP

Mizuho Financial Group (the “Group”) is composed of Mizuho Financial Group, Inc. (“MHFG”) and its affiliates. The Group provides various financial services, principally banking business, together with securities business, trust and asset management business among others.

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Mizuho Financial Group, Inc.

Of the major domestic subsidiaries and affiliates, the following companies are listed on domestic stock exchanges:

Company Name	Location	Main Business	Ownership Percentage (%)	Listed Stock Exchanges
Mizuho Securities Co., Ltd.	Chiyoda-Ku, Tokyo	Securities Business	59.5 59.5	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Mizuho Trust & Banking Co., Ltd.	Chuo-Ku, Tokyo	Trust and Banking Business	74.8 0.2	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section)

Mizuho Investors Securities Co., Ltd.	Chuo-Ku, Tokyo	Securities Business	66.8 66.8	Tokyo Stock Exchange (First Section) Osaka Securities Exchange (First Section) Nagoya Stock Exchange (First Section)

Italic figures of Ownership Percentage denote percentage of interest held by subsidiaries.

Changes in Significant Subsidiaries during the Fiscal Year

(changes in specified subsidiaries accompanying changes in the scope of consolidation)

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (“MHSC”) (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the absorbed entity. Accordingly, MHSC, which was a specified subsidiary of MHFG before the merger, ceased to be a specified subsidiary. Please refer to “MATTERS RELATED TO COMBINATION AND OTHERS” on page 1-48 for more information.

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Mizuho Financial Group, Inc.

3. MANAGEMENT POLICY

(1) Principal Management Policy

Mizuho Financial Group (the “Group”) pursues our goals of being held in high regard by our shareholders and the financial markets and earning widespread trust from the community as Japan’s leading comprehensive financial services group on the basis of the three fundamental management philosophies below.

a)	To provide the highest level of comprehensive financial services to our customers and clients.

b)	To provide an attractive, inspiring workplace for our employees where they can each demonstrate their rich individuality and ability to meet their respective challenges.

c)	To enable each group company to demonstrate to the utmost its own particular characteristics and strengths in its respective business field and function.

(2) Management’s Medium/Long-term Targets and Issues to be Resolved

The actions taken to stimulate the economy by individual countries have been effective, and the global economy has emerged from its worst and is picking up moderately. Nevertheless, in a situation where causes of concern exist, such as the effects of the cessation of economic stimulus packages and worsening employment, it remains uncertain whether the global economy is capable of maintaining its recovery going forward.

In such business environment, the Group announced the “Mizuho’s Transformation Program” on May 14, 2010, as its Medium-term Management Policy. This formulates a policy to enhance profitability, financial base and front-line business capabilities of the Group through a fundamental review of those areas in an aim to respond promptly and appropriately to a new business environment while the Group practices its “customer first policy”. By promoting the “Mizuho’s Transformation Program”, which consists of three (3) programs, namely, Program for Improving Profitability, Program for Enhancing Financial Base, and Program for Strengthening Front-line Business Capabilities, the Group aims to become the financial institution most trusted by customers.

With respect to capital management, because the strengthening of its capital base has become increasingly important for financial institutions as a reform of global capital regulations is currently being conducted, the Group has established a new medium-term target of increasing its consolidated Tier 1 capital ratio level to approximately 12%, and its “prime capital *” level to 8% or above. (* Prime capital is calculated by the following formula: Prime capital = Tier 1 capital - preferred securities - preferred stock (excluding mandatory convertible preferred stock))

The MHFG’s board of directors resolved on May 14, 2010 to file a Shelf Registration Statement (hakkoutourokusho) for the issuance of its common stock in an amount of up to JPY 800.0 billion. The decision is aimed at establishing a capital base that will serve as a foundation for the Group’s future sustainable growth, on a basis of reforms in capital regulation. This registration is to secure flexibility of capital to expand in business areas with high growth potential and to further develop business with its customers. The Group will continuously make efforts to strengthen its capital base through the building-up of its retained earnings by strengthening its profitability, and through implementing various countermeasures in anticipation of developments regarding reforms in capital regulations.

The Group companies will strengthen profitability by providing superior financial services to their customers through the use of their respective strengths and the promotion of mutual collaboration within the Group. In compliance with the Law concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises, etc. of Japan, the Group companies are constantly aware of a financial institution’s social responsibility and the importance of financial institution’s public mission, and will make efforts to facilitate financing uniformly through the Group. The Group will also strive to win the further confidence of its domestic and overseas customers by continuing to establish a firm compliance structure and an advanced risk management regime.

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Mizuho Financial Group, Inc.

[Business Strategy]

(Please refer to “Management Structure of Mizuho Financial Group, Inc.” on page 1-12.)

(Global Corporate Group)

In order to become the “top corporate finance provider,” MHCB will aim to continuously strengthen its profitability by mainly focusing on its strategic business fields, and continuously establish a solid management administration regime that is capable of meeting changes in the environment. In particular, MHCB will further strengthen its profitability through the allocation of management resources to its businesses in Asia and in other areas that MHCB intends to improve. In addition, MHCB will reinforce the framework for improving its ability to offer financial solutions to domestic customers and will promote collaboration with the Group companies. Moreover, MHCB will improve its management administration regime, including the improvement of portfolio management. Furthermore, MHCB will actively take appropriate risks, according to appropriate risk management, and will actively fulfill its financial intermediation function.

MHSC, which went through a merger in May 2009, employs two main business strategies: “implementing a profit model centered on the business with customers” and “creating a management structure that is highly responsive to environmental changes”. In particular, in addition to the further development and achievement of the merger’s synergistic effects through collaborations between the departments of MHSC and the improvement in internal efficiency, MHSC will implement measures that aim for a dramatic improvement in profitability, and will focus on the promotion of globalization and the improvement of its internal control system.

Through the aforementioned measures, Global Corporate Group will make efforts to provide corporate customers with, not only the high-quality solutions of the banking and securities businesses, but also the financial services that are most suited to their needs, for which the financial functions of the Group will be fully utilized.

(Global Retail Group)

MHBK will return to its original starting point as a commercial bank, and will deepen and advance its relationship of trust with customers, including “individual customers”, “small- and medium-sized enterprises, middle market corporations, and their management”, based on its philosophy of “putting customers first”. Additionally, MHBK will actively take appropriate risks according to proper risk management. MHBK, sufficiently understanding the purpose of the Law concerning Temporary Measures to Facilitate Financing for Small and Medium-Sized Enterprises, etc. of Japan, etc., and being constantly aware of a financial institution’s social responsibility and the importance of a financial institution’s public mission, will make efforts to facilitate financing.

In the individuals market, MHBK will strengthen its marketing, and improve its products, services, and sales framework, while it further enhances “remote channels” to expand points of contact with customers. In the corporate market, MHBK will actively provide customers with smooth financing and optimum solutions while it conducts careful credit controls. MHBK will respond to more diversified and sophisticated needs of its customers by reinforcing its collaboration with the Group companies and leveraging the full resources of the Group.

MHBK will continue to strengthen its compliance, customer protection, and security to ensure its customers will be able to carry out their transactions without worries.

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(Global Asset & Wealth Management Group)

MHTB will make every effort to increase profits and to significantly broaden its customer base through the provision of trust products and/or trust services to customers of the whole Group and will further devote management resources to areas in which MHTB specializes and in which MHTB will be able to demonstrate benefits of a trust business by selecting and concentrating on such area in order to improve its expertise and profitability. Specifically, MHTB will create a solid operating framework which can further strengthen collaboration among the Group through the establishment and expansion of joint branches dealing with banking, trust and securities businesses and through the reinforcement of the general marketing functions of the trust business. Also, MHTB will continue to focus on enhancing its internal controls, thereby strengthening compliance and customer protection in the process of enhancing the unification of the Group. Additionally, MHTB will actively take appropriate risks according to proper risk management, and will actively fulfill its financial intermediation function. Mizuho Private Wealth Management Co., Ltd. will promote the further strengthening of its owner-consulting capabilities through the full use of products and functions across the Group companies. As core companies in the asset management business of the Group, Mizuho Asset Management Co., Ltd. and DIAM Co., Ltd. will respond to the diverse needs of customers.

In our efforts to become “a financial partner that helps customers shape their future and achieve their dreams,” which is an ideal implicit in the Group brand slogan, “Channel to Discovery,” the Group will work to fulfill our social responsibilities and public duties and further promote our corporate values by steadily pursuing business strategies under a solid internal control system and promoting CSR (corporate social responsibility) activities, including support for financial education and environmental efforts.

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Management Structure of Mizuho Financial Group, Inc.

Mizuho Financial Group, Inc.
Global Corporate Group
Global Retail Group
Global Asset & Wealth Management Group
Group Strategy Affiliates
Mizuho Corporate Bank, Ltd.
Mizuho Bank, Ltd.
Mizuho Trust & Banking Co., Ltd.
Mizuho Private Wealth Management Co., Ltd.
Mizuho Financial Strategy Co., Ltd.
Mizuho Research Institute Ltd.
Mizuho Information & Research Institute, Inc.
Mizuho Securities Co., Ltd.
Mizuho Investors Securities Co., Ltd.
Trust & Custody Services Bank, Ltd.
Mizuho Asset Management Co., Ltd.
DIAM Co., Ltd.
(as of March 31, 2010)

Global Corporate Group:

The Global Corporate Group provides highly specialized and cutting-edge products and services by leveraging its comprehensive financial capability, with close cooperation between the global corporate banking sector and the securities sector in response to the needs of large and global corporations.

Global Retail Group:

The Global Retail Group provides top-level products and services, in close cooperation with domestic and international companies throughout the group in response to the diversified and globalized needs of individuals as well as SMEs and middle-market corporations in Japan.

Global Asset & Wealth Management Group:

The Global Asset & Wealth Management Group provides top-level products and services on a global scale in response to the diversified and advanced customers' needs in the business areas of trust and custody, and private banking.

Group Strategy Affiliates :

Mizuho Financial Strategy Co., Ltd.: An advisory company for financial institutions regarding corporate management and corporate revitalization.

Mizuho Research Institute Ltd.: A think tank.

Mizuho Information & Research Institute, Inc.: An IT-related company.

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Mizuho Financial Group, Inc.

4. CONSOLIDATED FINANCIAL STATEMENTS AND OTHERS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2009		As of March 31, 2010
Assets
Cash and Due from Banks	¥5,720,253	*8	¥5,211,477
Call Loans and Bills Purchased	141,296		605,238
Receivables under Resale Agreements	6,270,321		7,129,676
Guarantee Deposits Paid under Securities Borrowing Transactions	5,819,418		5,744,901
Other Debt Purchased	2,612,368		2,040,445
Trading Assets	13,514,509	*2,*8	13,986,791
Money Held in Trust	40,693		119,438
Securities	30,173,632	*1,*2,*8,*16	43,096,460
Loans and Bills Discounted	70,520,224	*3,*4,*5,*6,*7,*8,*9	62,164,579
Foreign Exchange Assets	980,003	*7	707,803
Derivatives other than for Trading Assets	7,872,780		7,060,302
Other Assets	4,138,508	*8,*18	3,742,205
Tangible Fixed Assets	842,809	*8,*11,*12	927,337
Buildings	283,992		312,512
Land	410,391	*10	470,185
Lease Assets	8,678		9,734
Construction in Progress	19,931		22,420
Other Tangible Fixed Assets	119,815		112,485
Intangible Fixed Assets	303,854		427,278
Software	232,786		244,925
Lease Assets	1,354		2,325
Other Intangible Fixed Assets	69,713		180,027
Deferred Tax Assets	722,160		533,030
Customers’ Liabilities for Acceptances and Guarantees	3,939,818		3,643,706
Reserves for Possible Losses on Loans	(889,579)		(887,073)
Reserve for Possible Losses on Investments	(3)		(29)

Total Assets	¥152,723,070		¥156,253,572

1-13

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2009		As of March 31, 2010
Liabilities
Deposits	¥77,179,540	*8	¥76,339,779
Negotiable Certificates of Deposit	9,359,479		10,287,808
Debentures	2,300,459		1,517,797
Call Money and Bills Sold	6,449,829	*8	5,786,370
Payables under Repurchase Agreements	9,173,846	*8	12,075,802
Guarantee Deposits Received under Securities Lending Transactions	4,110,941	*8	6,615,512
Trading Liabilities	7,995,359		7,579,695
Borrowed Money	8,941,972	*8,*13	9,663,867
Foreign Exchange Liabilities	591,132		172,990
Short-term Bonds	428,785		492,397
Bonds and Notes	4,597,403	*14	4,970,257
Due to Trust Accounts	986,147		1,025,431
Derivatives other than for Trading Liabilities	7,578,211		6,614,116
Other Liabilities	4,620,459		3,376,769
Reserve for Bonus Payments	47,942		48,946
Reserve for Employee Retirement Benefits	36,329	*18	34,263
Reserve for Director and Corporate Auditor Retirement Benefits	1,978		2,112
Reserve for Possible Losses on Sales of Loans	28,711		15,258
Reserve for Contingencies	20,555		14,809
Reserve for Frequent Users Services	11,389
Reserve for Reimbursement of Deposits	13,605		14,748
Reserve for Reimbursement of Debentures	8,973		10,824
Reserves under Special Laws	1,750		2,149
Deferred Tax Liabilities	7,486		12,226
Deferred Tax Liabilities for Revaluation Reserve for Land	104,355	*10	98,875
Acceptances and Guarantees	3,939,818		3,643,706

Total Liabilities	148,536,464		150,416,519

Net Assets
Common Stock and Preferred Stock	1,540,965		1,805,565
Capital Surplus	411,318		552,135
Retained Earnings	608,053		854,703
Treasury Stock	(6,218)		(5,184)

Total Shareholders’ Equity	2,554,119		3,207,219

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(519,574)		176,931
Net Deferred Hedge Gains, net of Taxes	67,525		83,093
Revaluation Reserve for Land, net of Taxes	146,447	*10	138,430
Foreign Currency Translation Adjustments	(114,765)		(92,623)

Total Valuation and Translation Adjustments	(420,367)		305,831

Stock Acquisition Rights	1,187		2,301
Minority Interests	2,051,667		2,321,700

Total Net Assets	4,186,606		5,837,053

Total Liabilities and Net Assets	¥152,723,070		¥156,253,572

1-14

Mizuho Financial Group, Inc.

(2) CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the fiscal year ended March 31, 2009		For the fiscal year ended March 31, 2010
Ordinary Income	¥3,514,428		¥2,817,625
Interest Income	2,144,436		1,571,994
Interest on Loans and Bills Discounted	1,367,354		1,047,718
Interest and Dividends on Securities	466,785		350,536
Interest on Call Loans and Bills Purchased	8,253		3,675
Interest on Receivables under Resale Agreements	149,001		34,292
Interest on Securities Borrowing Transactions	37,853		9,148
Interest on Due from Banks	36,393		10,214
Other Interest Income	78,793		116,408
Fiduciary Income	55,891		49,100
Fee and Commission Income	514,997		557,312
Trading Income	301,521		312,330
Other Operating Income	259,151		179,021
Other Ordinary Income	238,431	*1	147,866
Ordinary Expenses	3,909,560		2,490,498
Interest Expenses	1,075,584		420,287
Interest on Deposits	390,176		164,334
Interest on Negotiable Certificates of Deposit	87,019		29,779
Interest on Debentures	17,594		11,959
Interest on Call Money and Bills Sold	46,394		11,035
Interest on Payables under Repurchase Agreements	196,546		33,763
Interest on Securities Lending Transactions	41,493		11,693
Interest on Commercial Paper	21		—
Interest on Borrowed Money	74,093		36,023
Interest on Short-term Bonds	5,916		2,707
Interest on Bonds and Notes	83,638		98,308
Other Interest Expenses	132,690		20,682
Fee and Commission Expenses	98,343		91,271
Other Operating Expenses	295,102		161,584
General and Administrative Expenses	1,192,701		1,317,247
Other Ordinary Expenses	1,247,828		500,107
Provision for Reserves for Possible Losses on Loans	280,250		116,115
Other	967,578	*2	383,991

Ordinary Profits (Losses)	¥(395,131)		¥327,127

1-15

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2009		For the fiscal year ended March 31, 2010
Extraordinary Gains	¥22,137		¥118,259
Gains on Disposition of Tangible Fixed Assets	2,205		3,063
Recovery on Written-off Claims	19,001		45,034
Reversal of Reserve for Contingent Liabilities from Financial Instruments and Exchange	930		23
Gains on Negative Goodwill Incurred	—		68,206
Other Extraordinary Gains	—		1,930

Extraordinary Losses	32,882		67,621
Losses on Disposition of Tangible Fixed Assets	11,155		8,898
Losses on Impairment of Fixed Assets	10,898		4,742
Other Extraordinary Losses	10,828	*3	53,979

Income (Loss) before Income Taxes and Minority Interests	(405,877)		377,765

Income Taxes:
Current	48,247		25,253
Refund of Income Taxes			(7,212)
Deferred	109,103		25,108
Total Income Taxes	157,350		43,148

Income before Minority Interests			334,617

Minority Interests in Net Income	25,586		95,212

Net Income (Loss)	¥(588,814)		¥239,404

1-16

Mizuho Financial Group, Inc.

(3) CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Shareholder’s Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965
Changes during the period
Issuance of New Shares	—	264,600

Total Changes during the period	—	264,600

Balance as of the end of the period	1,540,965	1,805,565

Capital Surplus
Balance as of the end of the previous period	411,093	411,318
Changes during the period
Issuance of New Shares	—	271,729
Disposition of Treasury Stock	225	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	(130,913)

Total Changes during the period	225	140,816

Balance as of the end of the period	411,318	552,135

Retained Earnings
Balance as of the end of the previous period	1,476,129	608,053
Changes during the period
Cash Dividends	(133,898)	(131,015)
Net Income (Loss)	(588,814)	239,404
Disposition of Treasury Stock	(101)	(662)
Cancellation of Treasury Stock	(146,308)	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	130,913
Transfer from Revaluation Reserve for Land, net of Taxes	1,046	8,010

Total Changes during the period	(868,076)	246,649

Balance as of the end of the period	608,053	854,703

Treasury Stock
Balance as of the end of the previous period	(2,507)	(6,218)
Changes during the period
Repurchase of Treasury Stock	(150,359)	(4)
Disposition of Treasury Stock	280	1,038
Cancellation of Treasury Stock	146,308	—
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60	—

Total Changes during the period	(3,710)	1,033

Balance as of the end of the period	¥(6,218)	¥(5,184)

1-17

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Total Shareholders’ Equity
Balance as of the end of the previous period	¥3,425,680	¥2,554,119
Changes during the period
Issuance of New Shares	—	536,329
Cash Dividends	(133,898)	(131,015)
Net Income (Loss)	(588,814)	239,404
Repurchase of Treasury Stock	(150,359)	(4)
Disposition of Treasury Stock	404	376
Cancellation of Treasury Stock	—	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	1,046	8,010
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60	—

Total Changes during the period	(871,560)	653,100

Balance as of the end of the period	2,554,119	3,207,219

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	401,375	(519,574)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(920,949)	696,505

Total Changes during the period	(920,949)	696,505

Balance as of the end of the period	(519,574)	176,931

Net Deferred Hedge Gains (Losses), net of Taxes
Balance as of the end of the previous period	5,985	67,525
Changes during the period
Net Changes in Items other than Shareholders’ Equity	61,539	15,568

Total Changes during the period	61,539	15,568

Balance as of the end of the period	67,525	83,093

Revaluation Reserve for Land, net of Taxes
Balance as of the end of the previous period	147,467	146,447
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(1,020)	(8,017)

Total Changes during the period	(1,020)	(8,017)

Balance as of the end of the period	146,447	138,430

Foreign Currency Translation Adjustments
Balance as of the end of the previous period	(78,394)	(114,765)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(36,371)	22,141

Total Changes during the period	(36,371)	22,141

Balance as of the end of the period	¥(114,765)	¥(92,623)

1-18

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Total Valuation and Translation Adjustments
Balance as of the end of the previous period	¥476,434	¥(420,367)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(896,802)	726,199

Total Changes during the period	(896,802)	726,199

Balance as of the end of the period	(420,367)	305,831

Stock Acquisition Rights
Balance as of the end of the previous period	—	1,187
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,187	1,113

Total Changes during the period	1,187	1,113

Balance as of the end of the period	1,187	2,301

Minority Interests
Balance as of the end of the previous period	1,792,045	2,051,667
Changes during the period
Net Changes in Items other than Shareholders’ Equity	259,621	270,033

Total Changes during the period	259,621	270,033

Balance as of the end of the period	2,051,667	2,321,700

Total Net Assets
Balance as of the end of the previous period	5,694,159	4,186,606
Changes during the period
Issuance of New Shares	—	536,329
Cash Dividends	(133,898)	(131,015)
Net Income (Loss)	(588,814)	239,404
Repurchase of Treasury Stock	(150,359)	(4)
Disposition of Treasury Stock	404	376
Cancellation of Treasury Stock	—	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss of a Subsidiary	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	1,046	8,010
Decrease in Stock issued by MHFG held by Equity-Method Affiliates	60	—
Net Changes in Items other than Shareholders’ Equity	(635,992)	997,346

Total Changes during the period	(1,507,553)	1,650,446

Balance as of the end of the period	¥4,186,606	¥5,837,053

1-19

Mizuho Financial Group, Inc.

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Cash Flow from Operating Activities
Income (Loss) before Income Taxes and Minority Interests	¥(405,877)	¥377,765
Depreciation	142,676	155,936
Losses on Impairment of Fixed Assets	10,898	4,742
Amortization of Goodwill	66	468
Gains on Negative Goodwill Incurred	—	(68,206)
Equity in Loss (Gain) from Investments in Affiliates	3,584	(2,892)
Increase (Decrease) in Reserves for Possible Losses on Loans	207,169	(6,395)
Increase (Decrease) in Reserve for Possible Losses on Investments	(27)	26
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	(22,184)	(13,422)
Increase (Decrease) in Reserve for Contingencies	6,460	(5,746)
Increase (Decrease) in Reserve for Bonus Payments	9,072	(1,611)
Increase (Decrease) in Reserve for Employee Retirement Benefits	472	2,083
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(5,079)	(325)
Increase (Decrease) in Reserve for Frequent Users Services	3,040	(12,555)
Increase (Decrease) in Reserve for Reimbursement of Deposits	3,990	1,143
Increase (Decrease) in Reserve for Reimbursement of Debentures	8,973	1,851
Interest Income - accrual basis	(2,144,436)	(1,571,994)
Interest Expenses - accrual basis	1,075,584	420,287
Losses (Gains) on Securities	548,270	(21,645)
Losses (Gains) on Money Held in Trust	(87)	202
Foreign Exchange Losses (Gains) - net	339,310	150,355
Losses (Gains) on Disposition of Fixed Assets	8,949	5,834
Losses (Gains) on Securities Contribution to Employees’ Retirement Benefits Trust	—	(6,731)
Decrease (Increase) in Trading Assets	(173,012)	445,550
Increase (Decrease) in Trading Liabilities	114,658	(1,021,020)
Decrease (Increase) in Derivatives other than for Trading Assets	(1,855,354)	796,198
Increase (Decrease) in Derivatives other than for Trading Liabilities	2,098,531	(937,759)
Decrease (Increase) in Loans and Bills Discounted	(6,593,357)	8,359,531
Increase (Decrease) in Deposits	2,521,344	(724,724)
Increase (Decrease) in Negotiable Certificates of Deposit	(617,405)	939,762
Increase (Decrease) in Debentures	(858,983)	(782,662)
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	4,318,212	475,914
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	663,824	66,841
Decrease (Increase) in Call Loans, etc.	1,022,085	(988,952)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	3,249,719	906,356
Increase (Decrease) in Call Money, etc.	(1,355,886)	2,421,380
Increase (Decrease) in Commercial Paper	(30,000)	—
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	(2,816,799)	1,759,440
Decrease (Increase) in Foreign Exchange Assets	(226,677)	276,587
Increase (Decrease) in Foreign Exchange Liabilities	369,818	(418,117)
Increase (Decrease) in Short-term Bonds (Liabilities)	(358,999)	(15,587)
Increase (Decrease) in Bonds and Notes	520,993	478,718
Increase (Decrease) in Due to Trust Accounts	(133,798)	39,283
Interest and Dividend Income - cash basis	2,233,069	1,645,101
Interest Expenses - cash basis	(1,138,316)	(433,350)
Other - net	(206,414)	680,151

Subtotal	538,081	13,377,814

Cash Refunded (Paid) in Income Taxes	35,684	54,904

Net Cash Provided by (Used in) Operating Activities	573,765	13,432,719

1-20

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2009		For the fiscal year ended March 31, 2010
Cash Flow from Investing Activities
Payments for Purchase of Securities	(72,752,600)		(70,659,603)
Proceeds from Sale of Securities	57,885,003		46,046,866
Proceeds from Redemption of Securities	17,497,697		10,736,568
Payments for Increase in Money Held in Trust	(49,100)		(71,280)
Proceeds from Decrease in Money Held in Trust	41,193		32,580
Payments for Purchase of Tangible Fixed Assets	(106,101)		(135,502)
Payments for Purchase of Intangible Fixed Assets	(114,952)		(119,014)
Proceeds from Sale of Tangible Fixed Assets	5,956		15,449
Proceeds from Sale of Intangible Fixed Assets	1,112		0
Proceeds from Sale of Equity of Consolidated Subsidiaries	—		406

Net Cash Provided by (Used in) Investing Activities	2,408,207		(14,153,529)

Cash Flow from Financing Activities
Proceeds from Subordinated Borrowed Money	1,388		12
Repayments of Subordinated Borrowed Money	(125,000)		(34,000)
Proceeds from Issuance of Subordinated Bonds	274,000		320,400
Payments for Redemption of Subordinated Bonds	(127,902)		(431,503)
Proceeds from Issuance of Common Stock	—		536,329
Proceeds from Investments by Minority Shareholders	747,821		238,198
Repayments to Minority Shareholders	(373,976)		(176,157)
Cash Dividends Paid	(133,393)		(130,297)
Cash Dividends Paid to Minority Shareholders	(79,785)		(91,180)
Payments for Repurchase of Treasury Stock	(150,359)		(4)
Proceeds from Sale of Treasury Stock	179		3

Net Cash Provided by (Used in) Financing Activities	32,972		231,801

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(22,066)		2,341

Net Increase (Decrease) in Cash and Cash Equivalents	2,992,879		(486,665)

Cash and Cash Equivalents at the beginning of the fiscal year	2,055,793		5,048,671
Decrease in Cash and Cash Equivalents for Exclusion from Scope of Consolidation	(0)		—
Increase (Decrease) in Cash and Cash Equivalents Due to Merger of Consolidated Subsidiaries	—		116,777

Cash and Cash Equivalents at the end of the fiscal year	¥5,048,671	*1	¥4,678,783

1-21

Mizuho Financial Group, Inc.

(5) MATTERS RELATED TO THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

(6) FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of Consolidation

a)	Number of consolidated subsidiaries: 162

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

On May 7, 2009, Shinko Securities Co., Ltd. (“Shinko”) (which was an affiliate of MHFG) and Mizuho Securities Co., Ltd. (“MHSC”) (which was a subsidiary of MHFG) consummated a merger, under which Shinko became the surviving entity and MHSC became the absorbed entity. The trade name was changed to “Mizuho Securities Co., Ltd.” upon the merger.

During the period, Mizuho Securities Co., Ltd. after the merger and 27 other companies were newly consolidated as a result of the merger between MHSC and Shinko and other factors.

During the period, Mizuho Securities Co., Ltd. before the merger and ten other companies were excluded from the scope of consolidation as a result of dissolution upon the merger and other factors.

b)	Number of non-consolidated subsidiaries: 0

2. Application of the Equity Method

a)	Number of non-consolidated subsidiaries under the equity method: 0

b)	Number of affiliates under the equity method: 21

Name of principal company:

The Chiba Kogyo Bank, Ltd.

During the period, Eiwa Securities Co. Ltd. and one other company were newly included in the scope of the equity method as a result of the merger between MHSC and Shinko.

During the period, Shinko Securities Co., Ltd. and two other companies were excluded from the scope of the equity method as they became consolidated subsidiaries as a result of the merger with Mizuho Securities Co., Ltd.

c)	Number of non-consolidated subsidiaries not under the equity method: 0

d)	Affiliates not under the equity method:

Name of principal company:

Asian-American Merchant Bank Limited

Non-consolidated subsidiaries and affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Net Deferred Hedge Gains (Losses), net of Taxes (amount corresponding to MHFG’s equity position) and others.

1-22

Mizuho Financial Group, Inc.

3. Balance Sheet Dates of Consolidated Subsidiaries

a)	Balance sheet dates of consolidated subsidiaries are as follows:

The day before the last business day of June	16 companies
October 31	1 company
December 29	11 companies
December 31	59 companies
March 31	75 companies

b)	Consolidated subsidiaries with balance sheet dates of the day before the last business day of June, October 31, and December 29 were consolidated based on their tentative financial statements as of and for the period ended December 31. Other consolidated subsidiaries were consolidated based on their financial statements as of and for the period ended their respective balance sheet dates.

The necessary adjustments have been made to the financial statements for any significant transactions that took place between their respective balance sheet dates and the date of the consolidated financial statements.

4. Special Purpose Entities Subject to Disclosure

a)	Summary of special purpose entities subject to disclosure and transactions with these special purpose entities

Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”), and Mizuho Trust & Banking Co., Ltd. (“MHTB”), which are consolidated subsidiaries of MHFG, granted loans, credit facilities and liquidity facilities to 23 special purpose entities (mainly incorporated in the Cayman Islands) in their borrowings and fund raising by commercial paper in order to support securitization of monetary assets of customers.

The aggregate assets and aggregate liabilities of these 23 special purpose entities at their respective balance sheet dates amounted to ¥2,090,738 million and ¥2,089,710 million, respectively. MHBK, MHCB and MHTB do not own any shares with voting rights in any of these special purpose entities and have not dispatched any director or employee to them.

b)	Major transactions with these special purpose entities subject to disclosure as of or for the fiscal year ended March 31, 2010 are as follows:

As of March 31, 2010	Millions of yen
Loans	¥1,690,892
Credit and Liquidity Facilities	¥370,549

For the Fiscal Year ended March 31, 2010	Millions of yen
Interest Income on Loans	¥15,013
Fee and Commission Income, etc.	¥2,562

1-23

Mizuho Financial Group, Inc.

5. STANDARDS OF ACCOUNTING METHOD

Amounts less than one million yen are rounded down.

1.	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the fiscal year, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the fiscal year, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the fiscal year, assuming they were settled at the end of the fiscal year.

2.	Securities

(i) Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in non-consolidated subsidiaries and affiliates, which are not under the equity method, are stated at acquisition cost and determined by the moving average method. Other Securities which have readily determinable fair value are stated at fair value. Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date (cost of securities sold is calculated primarily by the moving average method). Other Securities, the fair values of which are extremely difficult to determine, are stated at acquisition cost or amortized cost and determined by the moving average method.

The net unrealized gains on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(ii) Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as given in (i) above.

3.	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

4.	Depreciation

(1) Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The range of useful lives is as follows:

Buildings:	3 years to 50 years
Others:	2 years to 20 years

(2) Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly five years as determined by MHFG and consolidated subsidiaries.

(3) Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

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Mizuho Financial Group, Inc.

5.	Deferred Assets

(1) Stock issuance costs

Stock issuance costs are expensed as incurred.

(2) Bond issuance costs

Bond issuance costs are expensed as incurred.

(3) Debenture issuance costs

Debenture issuance costs are expensed as incurred.

(4) Bond discounts

Bonds are stated at amortized costs computed by the straight-line method on the consolidated balance sheets.

Bond discounts booked on the consolidated balance sheets as of March 31, 2006 are amortized under the straight-line method over the term of the bond by applying the previous accounting method and the unamortized balance is directly deducted from bonds, based on the tentative measure stipulated in the “Tentative Solution on Accounting for Deferred Assets” (ASBJ Report No. 19, August 11, 2006).

6.	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves are maintained at rates derived from historical credit loss experience and other factors. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments. Reserves for Possible Losses on Loans are provided for on the basis of such verified assessments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥568,404 million.

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

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Mizuho Financial Group, Inc.

7.	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

Except for securitization products which are included as reference assets of another securitization schemes of the Group’s domestic banking subsidiary, Reserve for Possible Losses on Investments is provided against unrealized losses on securitization products related with the discontinuation of business regarding credit investments primarily in Europe which were made as an alternative to loans by the Group’s domestic banking subsidiary. Since securities are recognized at fair value on the consolidated balance sheet, the balance of Securities is offset against that of Reserve for Possible Losses on Investments by ¥15,269 million.

8.	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the fiscal year, based on the estimated future payments.

9.	Reserve for Employee Retirement Benefits

Reserve for Employee Retirement Benefits (including Prepaid Pension Cost), which is provided for future benefit payments to employees, is recorded as the required amount, based on the projected benefit obligation and the estimated plan asset amounts at the end of the fiscal year. Unrecognized actuarial differences are recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees of the respective fiscal year.

10.	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued at the end of the respective fiscal year, based on the internally established standards.

11.	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses, taking into consideration the current financial condition that can change rapidly.

12.	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies, which are not covered by other specific reserves in off-balance transactions, trust transactions and others. The balance is an estimate of possible future losses, on an individual basis, considered to require a reserve.

13.	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from the liabilities at the estimated amount of future claims for withdrawal by depositors and others.

14.	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from Liabilities at the estimated amount for future claims.

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Mizuho Financial Group, Inc.

15.	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange. This is the reserve pursuant to Article 46-5, Paragraph 1 and Article 48-3, Paragraph 1 of the Financial Instruments and Exchange Law to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

16.	Assets and Liabilities denominated in foreign currencies

Assets and Liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the consolidated balance sheet date, with the exception of the investments in non-consolidated subsidiaries and affiliates not under the equity method, which are translated at historical exchange rates.

Assets and Liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective balance sheet dates.

17.	Hedge Accounting

(1) Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.24).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

(i) as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

(ii) as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

Among Net Deferred Hedge Losses, net of Taxes recorded on the consolidated balance sheet, those deferred hedge losses are included that resulted from the application of the macro-hedge method based on the “Tentative Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Audit Committee Report No.15), under which the overall interest rate risks inherent in loans, deposits and others are controlled on a macro-basis using derivatives transactions. The deferred hedge gains/losses are amortized as interest income or interest expenses over the remaining maturity and average remaining maturity of the respective hedging instruments. The unamortized amounts of gross deferred hedge losses and gross deferred hedge gains on the macro-hedges, before net of applicable income taxes were ¥41,464 million and ¥37,260 million, respectively.

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Mizuho Financial Group, Inc.

(2) Foreign Exchange Risk

Domestic consolidated banking subsidiaries and some of domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Audit Committee Report No.25). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(3) Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Audit Committee Reports No. 24 and 25.

18.	Consumption Taxes and other

With respect to MHFG and its domestic consolidated subsidiaries, Japanese consumption taxes and local consumption taxes are excluded from transaction amounts.

19.	Amortization Method of Goodwill and Amortization Period

As a rule, Goodwill is amortized over a period up to 20 years under the straight-line method. The entire amount is expensed as incurred if the amount has no material impact.

20.	Scope of Cash and Cash Equivalents on Consolidated Statements of Cash Flows

For the purpose of the consolidated statement of cash flows, Cash and Cash Equivalents consists of cash and due from central banks included in Cash and Due from Banks on the consolidated balance sheet.

(7) CHANGES OF FUNDAMENTAL AND IMPORTANT MATTERS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

(Changes of Accounting Method)

Accounting Standard for Business Combinations and others

As “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No.23, December 26, 2008), “Revised Accounting Standard for Business Divestitures” (ASBJ Statement No.7 (Revised 2008), December 26, 2008), “Revised Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No.16 (Revised 2008), released on December 26, 2008), and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008) can be applied for the first business combination and business divestitures conducted in the fiscal year beginning on or after April 1, 2009, MHFG has applied these accounting standards and others beginning with this fiscal year.

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Mizuho Financial Group, Inc.

Accounting Standard for Financial Instruments

MHFG has applied “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No. 19, March 10, 2008) from the end of the fiscal year.

As a result, Other Debt Purchased increased by ¥633 million, Securities increased by ¥15,242 million, Deferred Tax Assets decreased by ¥12,906 million, Reserves for Possible Losses on Loans decreased by ¥20,178 million, Net Unrealized Gains (Losses) on Other Securities, net of Taxes increased by ¥8,386 million, Minority Interests increased by ¥28 million, Ordinary Profits and Income before Income Taxes and Minority Interests increased by ¥14,745 million, respectively, and Net Income increased by ¥14,732 million compared with the corresponding amounts under the previously applied method.

(8) CHANGES IN PRESENTATION OF FINANCIAL STATEMENTS

(Consolidated Balance Sheet)

During the fiscal year, the points for the future use of Mizuho Mileage Club were abolished and the unused balance of points was cleared. In consequence, the total amount of the Reserve for Frequent Users Services provided for Mizuho Mileage Club was liquidated. As a result, the amount of the Reserve for Frequent Users Services is now immaterial, and beginning with this fiscal year, the Reserve for Frequent Users Services is now included within Other Liabilities.

The Reserve for Frequent Users Services included within Other Liabilities as of March 31, 2010 amounted to ¥581 million.

(Consolidated Statement of Income)

	Refund of Income Taxes formerly included within Current Income Taxes is separately presented from this fiscal year due to increased materiality. Refund of Income Taxes formerly included within Current Income Taxes as of March 31, 2009 was ¥416 million.

‚	As “Cabinet Office Ordinance Partially Revising Regulation on Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No.5, March 24, 2009) can be applied from the beginning of the fiscal year which begins on or after April 1, 2009 based on “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No.22, December 26, 2008), MHFG has presented “Income before Minority Interests” beginning with fiscal 2009.

(9) ADDITIONAL INFORMATION

Issuance of New Shares by the Spread Method

The spread method is adopted for the issuance of new shares (2,804,400 thousand shares) with a payment date of July 23, 2009. This is a method where the new shares are underwritten and purchased by the underwriters at the amount to be paid to MHFG (¥176.40 per share), and sold to the investors at an issue price (¥184.00 per share) different from the amount to be paid to MHFG.

Using the spread method, the aggregate amount of the difference between (a) the issue price and (b) the amount to be paid to MHFG is retained by the underwriters, and allocated to each of the underwriters as underwriting fees. Accordingly, Other Ordinary Expenses does not include the amount equivalent to such underwriting fees of ¥21,313 million related to the issuance.

The amount equivalent to such underwriting fees of ¥7,129 million, recognized as profit by consolidated subsidiaries, is eliminated and recorded as an increase in Capital Surplus.

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Mizuho Financial Group, Inc.

(10) NOTES

(NOTES TO CONSOLIDATED BALANCE SHEET)

1.	Securities include shares of ¥56,429 million and investments of ¥421 million in non-consolidated subsidiaries and affiliates.

2.	Unsecured loaned securities which the borrowers have the right to sell or repledge amounted to ¥4,347 million and are included in trading securities under Trading Assets. MHFG has the right to sell or repledge some of unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral. Among them, the total of securities repledged was ¥9,877,705 million and securities neither repledged nor re-loaned was ¥2,038,895 million, respectively.

3.	Loans and Bills Discounted include Loans to Bankrupt Obligors of ¥76,877 million and Non-Accrual Delinquent Loans of ¥740,756 million.

Loans to Bankrupt Obligors are loans, excluding loans written-off, on which delinquencies in payment of principal and/or interest have continued for a significant period of time or for some other reason there is no prospect of collecting principal and/or interest (“Non-Accrual Loans”), as per Article 96, Paragraph 1, Item 3, Subsections 1 to 5 or Item 4 of the Corporate Tax Law Enforcement Ordinance (Government Ordinance No. 97, 1965).

Non-Accrual Delinquent Loans represent Non-Accrual Loans other than (i) Loans to Bankrupt Obligors and (ii) loans on which interest payments have been deferred in order to assist or facilitate the restructuring of the obligors.

4.	Balance of Loans Past Due for Three Months or More: ¥10,195 million

Loans Past Due for Three Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date without such payments, and which are not included in Loans to Bankrupt Obligors, or Non-Accrual Delinquent Loans.

5.	Balance of Restructured Loans: ¥475,058 million

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans and Loans Past Due for Three Months or More are not included.

6.	Total balance of Loans to Bankrupt Obligors, Non-Accrual Delinquent Loans, Loans Past Due for Three Months or More, and Restructured Loans: ¥1,302,887 million

The amounts given in Notes 3 through 6 above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

7.	In accordance with JICPA Industry Audit Committee Report No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these bankers’ acceptances, commercial bills, documentary bills and foreign exchange bills purchased. The face value of these bills amounted to ¥610,607 million.

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Mizuho Financial Group, Inc.

8.	The following assets were pledged as collateral:

Cash and Due from Banks:	¥130 million
Trading Assets:	¥5,808,605 million
Securities:	¥14,247,020 million
Loans and Bills Discounted:	¥8,462,677 million
Other Assets:	¥7,727 million
Tangible Fixed Assets:	¥224 million

The following liabilities were collateralized by the above assets:

Deposits:	¥652,555 million
Call Money and Bills Sold:	¥1,959,200 million
Payables under Repurchase Agreements:	¥5,610,023 million
Guarantee Deposits Received under Securities Lending Transactions:	¥5,803,976 million
Borrowed Money:	¥7,978,049 million

In addition to the above, the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others were collateralized, and margins for futures transactions were substituted by Cash and Due from Banks of ¥26,131 million, Trading Assets of ¥168,718 million and Securities of ¥2,430,231 million and Loans and Bills Discounted of ¥18,608 million.

None of the assets was pledged as collateral in connection with borrowings by the non-consolidated subsidiaries and affiliates.

Other Assets includes guarantee deposits of ¥111,826 million, collateral pledged for derivatives transactions of ¥446,647 million, margins for futures transactions of ¥45,630 million and other guarantee deposits of ¥40,021 million.

Rediscount of bills is conducted as financial transaction based on the JICPA Industry Audit Committee Report No. 24. As a result there was no balance for bankers’ acceptances, commercial bills, documentary bills or foreign exchange bills purchased.

9.	Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to the prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounted to ¥55,358,597 million. Of this amount, ¥48,326,328 million relates to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time.

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

10.	In accordance with the Land Revaluation Law (Proclamation No.34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land, net of Taxes included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No.119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

The difference at the consolidated balance sheet date between the total fair value of land for business operation purposes, which has been revalued in accordance with Article 10 of the above-mentioned law, and the total book value of the land after such revaluation was ¥149,569 million.

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Mizuho Financial Group, Inc.

11.	Accumulated Depreciation of Tangible Fixed Assets amounted to ¥776,585 million.

12.	The book value of Tangible Fixed Assets adjusted for gains on sales of replaced assets and others amounted to ¥37,969 million.

13.	Borrowed Money includes subordinated borrowed money of ¥659,039 million with a covenant that performance of the obligation is subordinated to that of other obligations.

14.	Bonds and Notes includes subordinated bonds of ¥2,124,009 million.

15.	The principal amounts of money trusts and loan trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are ¥905,343 million and ¥26,251 million, respectively.

16.	Liabilities for guarantees on corporate bonds included in Securities, which were issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Law) amounted to ¥1,149,361 million.

17.	Net Assets per share of common stock: ¥191.53

18.	Projected pension benefit obligations, etc. as of the consolidated balance sheet date are as follows:

Millions of yen
Projected Benefit Obligations	¥(1,200,969)
Plan Assets (fair value)	1,267,199

Unfunded Retirement Benefit Obligations	66,230
Unrecognized Actuarial Differences	384,665

Net Amounts on Consolidated Balance Sheet	¥450,895
Prepaid Pension Cost	485,159
Reserve for Employee Retirement Benefits	(34,263)

(NOTES TO CONSOLIDATED STATEMENT OF INCOME)

1.	Other Ordinary Income includes gains on sales of stocks of ¥108,615 million.

2.	Other within Other Ordinary Expenses includes losses on write-offs of loans of ¥129,379 million, expenses of ¥90,642 million related to credit risk mitigation transactions, and losses on impairment (devaluation) of stocks of ¥53,533 million.

3.	Other Extraordinary Losses includes losses on change in equity position associated with the merger of the securities subsidiary of ¥34,408 million and losses related to step acquisition of ¥13,670 million.

4.	Net Income per share of common stock for the fiscal year: ¥16.29

5.	Diluted Net Income per share of common stock for the fiscal year : ¥15.57

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Mizuho Financial Group, Inc.

(NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

1.	Types and number of issued shares and of treasury stock are as follows:

	Thousands of Shares
	As of March 31, 2009	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2010	Remarks
Issued shares
Common stock	11,178,940	4,315,457	—	15,494,397	*1
Eleventh Series Class XI Preferred Stock	914,752	—	—	914,752
Thirteenth Series Class XIII Preferred Stock	36,690	—	—	36,690

Total	12,130,382	4,315,457	—	16,445,839

Treasury stock
Common stock	11,335	23	1,962	9,397	*2
Eleventh Series Class XI Preferred Stock	2,801	412,670	—	415,471	*3

Total	14,136	412,693	1,962	424,868

*1.	Increases are due to request for acquisition (conversion) of preferred stock (1,315,457 thousand shares), capital increase by public offering (2,804,400 thousand shares), and capital increase by way of third-party allotment (195,600 thousand shares).
*2.	Increases are due to repurchase of shares constituting less than one unit, and decreases are due to exercise of stock acquisition rights (stock option) (1,954 thousand shares) and repurchase of shares constituting less than one unit (8 thousand shares).
*3.	Increases are due to request for acquisition (conversion) of preferred stock.

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)					Remarks
			As of March 31, 2009	Increase during the fiscal year	Decrease during the fiscal year	As of March 31, 2010	Balance as of March 31, 2010 (Millions of yen)
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)

	Stock acquisition rights as stock option			—			1,643

Consolidated subsidiaries (Treasury stock acquisition rights)				—			657 (—)

	Total			—			2,301 (—)

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Mizuho Financial Group, Inc.

3.	Cash dividends distributed by MHFG are as follows:

(1) Cash dividends paid during the fiscal year ended March 31, 2010

Resolution			Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
	June 25, 2009		Common Stock	111,676	10	March 31, 2009
			Eleventh Series Class XI Preferred Stock	18,239	20	March 31, 2009	June 25,
[	Ordinary General Meeting of Shareholders	]	Thirteenth Series Class XIII Preferred Stock	1,100	30	March 31, 2009	2009

	Total			131,015

(2) Cash dividends with record dates falling in the fiscal year ended March 31, 2010 and effective dates coming after the end of the fiscal year

Resolution			Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
			Common Stock	123,880	Retained Earnings	8	March 31, 2010
	June 22, 2010		Eleventh Series Class XI Preferred Stock	9,985	Retained Earnings	20	March 31, 2010	June 22,
[	Ordinary General Meeting of Shareholders	]	Thirteenth Series Class XIII Preferred Stock	1,100	Retained Earnings	30	March 31, 2010	2010

Cash dividends on common stock and preferred stock are proposed as above as a matter to be resolved at the ordinary general meeting of shareholders scheduled to be held on June 22, 2010.

(NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS)

1.	Cash and Cash Equivalents at the end of the fiscal year on the consolidated statement of cash flows reconciles to Cash and Due from Banks on the consolidated balance sheet as follows:

Millions of yen
Cash and Due from Banks	¥5,211,477
Due from Banks excluding central banks	(532,693)

Cash and Cash Equivalents	¥4,678,783

2.	Significant non-fund transaction:

Amount and breakdown of assets received and liabilities undertaken as a result of the merger between Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. are as follows:

Millions of yen
Total assets:	¥2,321,155
Trading assets included in the above:	1,008,003
Total liabilities:	2,020,673
Trading liabilities included in the above:	¥671,840

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Mizuho Financial Group, Inc.

(FINANCIAL INSTRUMENTS)

1.Matters relating to the conditions of financial instruments

(1) Policy on financial instruments

Mizuho Financial Group (the “Group”), which primarily engages in banking business, incurs financial liabilities such as customer deposits and funding received from the financial markets on the funding side while holding financial assets such as customer loans, stocks and bonds on the investment side, and also engages in trading business for certain financial products. Some subsidiaries conduct securities business and other financial business.

For the above funding and investment business, the Group manages appropriately the risks of each financial instrument and carefully matches difference in transaction terms and other risk factors.

(2) Contents and Risk of Financial Products

The main financial assets of the Group consist of loans to customers and securities such as Japanese stocks and government bonds. The Group holds these securities for the purpose of reserves for deposit payments reserves and as investments.

These financial assets are subject to various types of risk that may be incurred by the Group due to a decline in, or total loss of, the value of assets, as a result of deterioration in a counterparty’s and an issuer’s financial position (“credit risk”), or incurred by the Group due to fluctuations in interest rates, stock prices and foreign exchange rates and so on (“market risk”).

The main financing source of the Group is a stable source of deposits from its customers in addition to direct funding from the financial market. These financing sources are subject to the risk of losses (“liquidity risk”) arising from funding difficulties due to a deterioration in our financial position that makes it difficult for us to raise the necessary funds or that forces us to raise funds at significantly higher interest rates than usual.

In addition, the Group uses derivative financial products to control the interest rate risk related to the assets and liabilities of the Group, as part of our asset and liability management (“ALM”). The Group primarily utilizes the portfolio hedge by grouping numerous financial assets and liabilities such as loans and deposits into similar interest risk units in accordance with risk management policies. Some derivative products like interest rate swaps are used as hedging methods for cash-flow hedges or fair value hedges.

The Group applies hedge accounting to the majority of these products, treating them as deferred hedges. The effectiveness of the hedges is assessed periodically by regression analysis and other methods to ensure whether the derivative financial products effectively work in order to offset the exposure to changes in fair value and variable cash flows from hedged items. It should be noted that the Group uses derivative financial products for trading purposes and so on as well.

Progress in financial deregulation and internationalization has led to growth in the diversity and complexity of financial assets and liabilities of the Group, exposing the Group to various risks, including credit risk, liquidity risk and other risks.

(3) Risk Management for Financial Products

 Commitment to Risk Management

We recognize the conducting of operations tailored to the risks and managing such risks as a key issue relating to overall management. In order to implement our business strategy while maintaining our financial stability, we maintain comprehensive risk management and control measures.

We maintain basic policies for risk management established by our board of directors that are applicable to the entire Group. These policies clearly define the kinds of risks to be managed, set forth the organizational structure and provide for the human resources training necessary for appropriate levels of risk management.

The policies also provide for audits to measure the effectiveness and suitability of the risk management structure. In line with these basic policies, we maintain various measures to strengthen and enhance the sophistication of our risk management system.

‚ General Concept of Risk Management

We classify our risk exposures according to the various kinds of risk, including credit risk, market risk, liquidity risk and operational risk, and manage each type of risk according to its characteristics.

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In addition to managing each type of risk individually, we have established a risk management structure to identify and evaluate overall risk and, where necessary, to devise appropriate responses to keep risk within limits that are managerially acceptable in both qualitative and quantitative terms.

More specifically, we allocate risk capital to our principal banking subsidiaries and other core group companies to control risk within the limits set for each company. We also control risk within managerially acceptable limits by working to ensure that the overall risk we hold on a consolidated basis does not exceed shareholders’ equity and other measures of financial strength.

To ensure the ongoing financial health of the Group, our principal banking subsidiaries and other core group companies, we regularly monitor the manner in which risk capital is being used in order to obtain a proper grasp of the risk profile within this framework. Reports are also submitted to the board of directors and other committees of each company.

ƒ Credit Risk Management

We have adopted two different but mutually complementary approaches in credit risk management. The first approach is “credit management,” in which we manage the process for each individual transaction and individual obligor from execution until collection, based on our assessment of the credit quality of the customer. Through this process, we curb losses in the case of a credit event. The second is “credit portfolio management,” in which we utilize statistical methods to assess the potential for losses related to credit risk. Through this process, we identify credit risk and respond appropriately.

Our board of directors determines the MHFG’s key matters pertaining to credit risk management. In addition, we have established the Portfolio Management Committee as one of its business policy committees. This committee of MHFG discusses and coordinates basic policy in connection with credit risk management and matters in connection with overall credit portfolio management and credit risk monitoring for the Group. Under the control of the Chief Risk Officer of MHFG, the Risk Management Division and the Credit Risk Management Division jointly monitor, analyze and submit suggestions concerning credit risk and formulate and execute plans in connection with basic matters pertaining to credit risk management.

We use statistical methods to manage the possibility of losses by measuring the expected average loss for a one-year risk horizon (“expected loss”) and the maximum loss within a certain confidence interval (“credit VaR”). The difference between expected loss and credit VaR is measured as the credit risk amount (“unexpected loss”). We recognize two types of risk arising from allowing too large a proportion of overall credit risk to be allocated in certain areas. One type is “credit concentration risk,” which stems from granting excessive credit to certain individual counterparties. The other type is “chain-reaction default risk,” which arises from granting excessive credit to certain corporate groups, industrial sectors and other groupings. We manage these risks appropriately in line with our specific guidelines for each.

The board of directors of each of our principal banking subsidiaries and other core group companies determines key matters pertaining to credit risk in line with basic policies set forth by MHFG. Their respective business policy committees are responsible for discussing and coordinating overall management of their individual credit portfolios and transaction policies towards obligors.

The chief risk officer of each principal banking subsidiary and core group company is responsible for matters relating to planning and implementing credit risk management. The credit risk management division of each principal banking subsidiary is responsible for planning and administering credit risk management and conducting credit risk measuring and monitoring. Each credit division determines policies and approves/disapproves individual transactions regarding review and management of and collection from customers in accordance with the lines of authority set forth by each principal banking subsidiary. In addition, from the standpoint of internal controls, each of our principal banking subsidiaries has also established internal audit divisions that are independent of the business divisions in order to ensure appropriate credit risk management.

„ Market Risk Management

The board of directors of MHFG determines key matters pertaining to market risk management policies. In addition, we have established the ALM & Market Risk Committee as one of its business policy committees. The committee broadly discusses and coordinates matters relating to basic asset and liability management policies, risk planning and market risk management and proposes responses to emergencies such as sudden market changes.

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The Chief Risk Officer of MHFG is responsible for matters relating to market risk management planning and operations. The Risk Management Division of MHFG is responsible for monitoring market risk, reports and analyses, proposals, setting limits and guidelines, and formulating and implementing plans relating to market risk management. In addition, the division assesses and manages the overall market risk of the Group as a whole and keeps track of the market risk situation of our principal banking subsidiaries and other core group companies. The division also submits reports to the Chief Executive Officer on a daily basis and to our board of directors and the executive management committee of MHFG on a regular basis.

To manage market risk, we set limits that correspond to risk capital allocations. The amount of risk capital allocated to market risk corresponds to VaR and additional costs that may arise in order to close relevant positions. For trading and banking activities, we set limits for VaR and for losses. For banking activities, we set position limits based on interest rate sensitivity as needed.

Our principal banking subsidiaries and certain other core group companies have formulated their basic policies in line with the basic policies determined by MHFG. Their boards of directors determine important matters relating to market risk management while their Chief Executive Officers are responsible for controlling market risk. Based on a common Mizuho Financial Group risk capital allocation framework, the above-mentioned companies manage market risk by setting limits according to the risk capital allocated to market risk by MHFG.

Our principal banking subsidiaries and certain other core group companies have the same market risk management structure as MHFG, such as their business policy committees being responsible for overall discussion and coordination of the market risk management, including their ALM & market risk management committees.

In addition, they have established middle offices specializing in risk management that are independent of their front offices, which engage in market transactions, and their back offices, which are responsible for book entries and settlements. This system enables them to achieve mutual checks and control over market operations.

When VaR is not adequate to control risk, the middle offices manage risk using additional risk indices such as 10 BPV (Basis Point Value), carry out stress tests and set stop loss limits as needed.

…Liquidity Risk Management

Our liquidity risk management structure is generally the same as the market risk management structure described above (“Item „Market Risk Management”). However, the head of the Financial Control & Accounting Group of MHFG is additionally responsible for matters relating to planning and running cash flow management operations, while the Financial Planning Division is responsible for monitoring and adjusting the cash flow management situation and for planning and implementing cash flow management. Reports on the cash flow situation are submitted to the ALM & market risk management committee, the executive management committee and the Chief Executive Officer.

We measure liquidity risk using indices pertaining to cash flow, such as limits on funds raised in the market. Limits on liquidity risk are discussed and coordinated by the ALM & market risk management committee, discussed further by the executive management committee and determined by the Chief Executive Officer. We have established classifications for the cash flow conditions affecting the Group, ranging from “normal” to “cause for concern” and “critical,” and have established procedures for dealing with cases which are deemed to fall into the “cause for concern” or “critical” categories. In addition, we have constructed a system under which we will be able to respond smoothly in the event of emergency situations that affect our funding by establishing action plans.

(4) Supplementary explanation of matters relating to fair value of financial instruments and others

Fair values of financial instruments include the values based on market prices, and the values deemed as market prices obtained by the reasonable estimate when the financial instruments do not have market prices. Since certain assumptions and others are adopted for calculating such values, they may differ when adopting different assumptions and others.

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2. Matters relating to fair value of financial instruments and others

The following are the consolidated balance sheet amounts, fair values and differences between them as of March 31, 2010. Unlisted stocks and others, the fair values of which are extremely difficult to determine, are excluded from the table below (see (Note 2)).

	(Unit: Millions of yen)
	Consolidated Balance Sheet Amount	Fair Value	Difference
(1) Cash and Due from Banks (*1)	5,211,053	5,211,053	—
(2) Call Loans and Bills Purchased (*1)	604,860	604,860	—
(3) Receivables under Resale Agreements	7,129,676	7,129,676	—
(4) Guarantee Deposits Paid under Securities Borrowing Transactions	5,744,901	5,744,901	—
(5) Other Debt Purchased (*1)	2,038,933	2,036,556	(2,376)
(6) Trading Assets Trading Securities	9,920,842	9,920,842	—
(7) Money Held in Trust (*1)	119,376	119,376	—
(8) Securities
Bonds Held to Maturity	603,378	607,412	4,033
Other Securities	41,737,970	41,737,970	—
(9) Loans and Bills Discounted	62,164,579
Reserves for Possible Losses on Loans (*1)	(795,821)
	61,368,758	61,715,589	346,831

Total Assets	134,479,751	134,828,239	348,487

(1) Deposits	76,339,779	76,298,271	(41,508)
(2) Negotiable Certificates of Deposit	10,287,808	10,286,817	(991)
(3) Debentures	1,517,797	1,515,411	(2,386)
(4) Call Money and Bills Sold	5,786,370	5,786,370	—
(5) Payables under Repurchase Agreements	12,075,802	12,075,802	—
(6) Guarantee Deposits Received under Securities Lending Transactions	6,615,512	6,615,512	—
(7) Trading Liabilities Securities Sold, Not yet Purchased	4,113,188	4,113,188	—
(8) Borrowed Money	9,663,867	9,682,681	18,813
(9) Bonds and Notes	4,970,257	5,070,043	99,786

Total Liabilities	131,370,385	131,444,098	73,713

Derivative Transactions (*2)
Derivative Transactions not Qualifying for Hedge Accounting	568,113
Derivative Transactions Qualifying for Hedge Accounting	285,872
Reserves for Derivative Transactions (*1)	(31,929)

Total Derivative Transactions	822,056	822,056	—

(*1)	General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted and reserves for derivative transactions are excluded. Reserves for Cash and Due from Banks, Call Loans and Bills Purchased, Other Debt Purchased, Money Held in Trust and others are directly written off against the consolidated balance sheet amount due to immateriality.
(*2)	Derivative Transactions recorded in Trading Assets and Trading Liabilities and Other Assets and Other Liabilities are presented as a lump sum.

Net claims and debts that arose from derivative transactions are presented on a net basis.

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(Note 1) Calculation method of fair value of financial instruments

Assets

(1)	Cash and Due from Banks

For Due from Banks which have no maturity, since fair values of these items approximate book values, we deem the book values to be fair values. For Due from Banks which have maturity, since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(2)	Call Loans and Bills Purchased, (3) Receivables under Resale Agreements and (4) Guarantee Deposits Paid under Securities Borrowing Transactions

Since contractual terms of these items are short (i.e., within six months) and fair values of these items approximate book values, we deem the book values to be fair values.

(5)	Other Debt Purchased

Fair values of Other Debt Purchased are based on the values deemed as market prices obtained by the reasonable estimate such as those obtained from brokers and financial information vendors.

(6)	Trading Assets

Fair values of securities held for trading, such as bonds held for trading, are based on the market prices and others.

(7)	Money Held in Trust

As to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, stocks are based on the prices on stock exchanges, and bonds are based on the market prices and others. For other Money Held in Trust, since fair values of these items approximate book values, we deem the book values to be fair values. The notes to Money Held in Trust based on holding purpose are stated in “(Notes to Money Held in Trust).”

(8)	Securities

Fair values of stocks are based on the prices on securities exchanges, and those of bonds and others are based on the market prices, valuations obtained from brokers and information vendors and others. Fair values of investment trusts are based on the disclosed net asset value. Fair values of private placement bonds are calculated by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the internal ratings and terms.

Fair values of Floating-rate Japanese Government Bonds, according to our determination that current market prices may not reflect the fair value, are based on the reasonably calculated prices as book value at the end of the current fiscal year. In deriving the reasonably calculated prices, we used the discount cash flow method as well as other methods. The price decision variables include the yield of 10-year Japanese Government Bonds and the volatilities of interest rate swap options for 10-year Japanese Government Bonds as underlying assets.

With respect to the credit investments in securitization products made as an alternative to loans by the European, North American and other offices of domestic consolidated banking subsidiaries, given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. In deriving reasonably calculated prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, pre-payment rates and discount rates, and the subject Securities included residential mortgage-backed securities, collateralized loan obligations, commercial mortgage-backed securities, and other asset backed securities.

The notes to Securities based on holding purpose are stated in “(Securities).”

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(9)	Loans and Bills Discounted

Fair values of Loans and Bills Discounted are calculated by the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the Loans and Bills Discounted. In addition, as to claims against bankrupt obligors, substantially bankrupt obligors and intensive control obligors, since the estimated amount of bad debts is calculated based on the present value of the expected future cash flows or the estimated amounts that we would be able to collect from collateral and guarantees, fair values approximate the consolidated balance sheet amount as of the consolidated balance sheet date minus the present estimated amount of bad debts, and we thus deem such amount to be fair values.

Of the Loans and Bills Discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, we deem book values to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions.

Liabilities

(1)	Deposits

For demand deposits, we deem the payment amounts required on the consolidated balance sheet date (i.e., book values) to be fair values. In addition, fair values of fixed deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates.

(2)	Negotiable Certificates of Deposit

Fair values of Negotiable Certificates of Deposit are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, we mainly deem the book values to be fair values.

(3)	Debentures

Fair values of Debentures are based on the market prices for the debentures which have market prices, and calculated by classifying them based on their terms and by discounting the future cash flows for those which do not have market prices. The discount rates used in such calculations are the interest rates.

(4)	Call Money and Bills Sold, (5) Payables under Repurchase Agreements and (6) Guarantee Deposits Received under Securities Lending Transactions

Since contractual terms of these financial instruments are short (i.e., within six months) and fair values approximate book values, we deem the book values to be fair values.

(7)	Trading Liabilities

Fair values of Securities Sold, Not yet Purchased in Trading Liabilities are based on the market prices and others.

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(8)	Borrowed Money

Fair values of Borrowed Money are calculated by discounting the total amount of the principal and interest of such Borrowed Money classified by certain period at the interest rates considered to be applicable to similar loans.

(9)	Bonds and Notes

Fair values of Bonds and Notes issued by MHFG and its consolidated subsidiaries are based on the market prices for Bonds and Notes which have market prices, and calculated by discounting the total amount of principal and interest by the interest rates considered to be applicable to similar Bonds and Notes for those which do not have market prices.

Derivative Transactions

Derivative transactions include interest rate-related transactions (futures, options, swaps and others), currency-related transactions (futures, options, swaps and others), bond-related transactions (futures, futures options and others), and are based on the prices on securities exchanges, discounted value of future cash flows, option pricing models and others.

(Note 2)	Financial instruments whose fair values are deemed to be extremely difficult to determine are indicated below, and are not included in “Assets (5) Other Debt Purchased,” “Assets (7) Money Held in Trust,” and “Assets (8) Other Securities” in fair value information of financial instruments.

(Millions of yen)
Category	Consolidated Balance Sheet Amount
 Unlisted Stocks (*1)	519,791
‚ Investments in Partnerships (*2)	170,883
ƒ Other	8,274
Total (*3)	698,949

(*1)	We do not treat Unlisted Stocks as being subject to disclosure of fair values as there are no market prices and they are deemed extremely difficult to determine fair values.
(*2)	Of the Investments in Partnerships, we do not treat those whose assets consist of unlisted stocks and other financial instruments that are deemed extremely difficult to determine fair values as being subject to disclosure of fair values.
(*3)	During the fiscal year ended March 31, 2010, we impaired (“devaluated”) unlisted stocks in the amount of ¥49,906 million on a consolidated basis.

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(SECURITIES)

*1.	In addition to “Securities” on the consolidated balance sheet, trading securities, negotiable certificates of deposit (“NCDs”), commercial paper and certain other items in “Trading Assets,” NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*2.	“Stocks of Subsidiaries and Affiliates with Fair Values” is stated as a note to the financial statements.

1. Trading Securities (as of March 31, 2010)

(Millions of yen)
Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Trading Securities	(25,813)

2. Bonds Held to Maturity (as of March 31, 2010)

	(Millions of yen)
Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount
Japanese Government Bonds	400,391	404,805	4,413
Japanese Corporate Bonds	2,923	2,937	13
Sub-total	403,314	407,742	4,427
Bonds Whose Fair Values Do Not Exceed the Consolidate Balance Sheet Amount
Japanese Government Bonds	200,064	199,670	(394)
Sub-total	200,064	199,670	(394)
Total	603,378	607,412	4,033

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3. Other Securities (as of March 31, 2010)

	(Millions of yen)
Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost
Stocks	1,994,637	1,445,293	549,344
Bonds	22,590,473	22,469,494	120,978
Japanese Government Bonds	20,494,801	20,424,939	69,862
Japanese Local Government Bonds	123,410	121,345	2,064
Japanese Corporate Bonds	1,972,260	1,923,209	49,051
Other	3,836,979	3,734,476	102,502
Foreign Bonds	2,863,385	2,813,103	50,281
Other Debt Purchased	626,011	613,748	12,262
Other	347,582	307,624	39,958
Sub-total	28,422,090	27,649,264	772,825
Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Stocks	903,539	1,111,993	(208,453)
Bonds	9,169,208	9,215,972	(46,764)
Japanese Government Bonds	7,854,456	7,863,788	(9,331)
Japanese Local Government Bonds	33,436	33,551	(114)
Japanese Corporate Bonds	1,281,315	1,318,632	(37,317)
Other	4,849,480	5,091,492	(242,012)
Foreign Bonds	3,187,585	3,266,182	(78,596)
Other Debt Purchased	849,091	876,840	(27,749)
Other	812,803	948,469	(135,666)
Sub-total	14,922,228	15,419,458	(497,230)
Total	43,344,318	43,068,723	275,594

(Note) Unrealized Gains (Losses) includes ¥7,910 million which was recognized in the statement of income by applying the fair-value hedge method.

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4. Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2010

There were no Bonds Held to Maturity which were sold during the fiscal year ended March 31, 2010.

5. Other Securities Sold during the Fiscal Year ended March 31, 2010

	(Millions of yen)
	Amount Sold	Gains on Sales	Losses on Sales
Stocks	338,104	102,164	9,267
Bonds	34,811,529	51,736	30,688
Japanese Government Bonds	34,381,459	48,105	30,277
Japanese Local Government Bonds	81,651	569	80
Japanese Corporate Bonds	348,419	3,061	330
Other	11,687,928	68,561	69,260
Total	46,837,563	222,463	109,216

6. Securities for which the Holding Purpose has Changed

There were no securities for which the holding purpose has changed during the fiscal year ended March 31, 2010.

7. Impairment (“Devaluation”) of Securities

Certain Other Securities which have readily determinable fair value are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as the loss for the fiscal year (impairment (devaluation)), if the fair value (primarily the closing market price at the consolidated balance sheet date) has significantly deteriorated compared with the acquisition cost (including amortized cost), and unless it is deemed that there is a possibility of a recovery in the fair value. The amount of impairment (devaluation) for the fiscal year was ¥32,553 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower.

(NOTES TO MONEY HELD IN TRUST)

1. Money Held in Trust for Investment (as of March 31, 2010)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Unrealized Gains (Losses) Included in Profit and Loss for the Fiscal Year
Money Held in Trust for Investment	118,367	—

2. Money Held in Trust Held to Maturity (As of March 31, 2010)

There was no Money Held in Trust held to maturity.

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3. Other in Money Held in Trust (other than for investment purposes and held to maturity purposes) (as of March 31, 2010)

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	1,070	1,077	(6)	—	(6)

(Note) “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

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SEGMENT INFORMATION

1. Segment Information by Type of Business

For the fiscal year ended March 31, 2009

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	3,065,295	318,234	130,899	3,514,428	—	3,514,428
(2) Inter-segment Ordinary Income	36,760	56,924	151,470	245,155	245,155	—

Total	3,102,055	375,158	282,370	3,759,584	245,155	3,514,428

Ordinary Expenses	3,488,527	396,578	263,456	4,148,562	239,001	3,909,560

Ordinary Profits (Losses)	(386,471)	(21,420)	18,913	(388,978)	6,153	(395,131)

II. Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	137,103,996	17,536,259	881,674	155,521,931	2,798,860	152,723,070

Depreciation Expense	125,863	11,641	5,171	142,676	—	142,676

Losses on Impairment of Fixed Assets	1,679	9,218	—	10,898	—	10,898

Capital Expenditure	189,924	8,638	22,491	221,054	—	221,054

Notes:	1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Major components of type of business are as follows:

		(1) Banking Business: banking and trust banking business (2) Securities Business: securities business (3) Other: investment advisory business and others

	3.	As “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) are applied from the fiscal year beginning on or after April 1, 2008, MHFG has applied the new accounting standard and guidance beginning with this fiscal year. Although MHFG accounted for finance leases that do not involve transfer of ownership to lessee as operating leases, by this application, MHFG accounts for them as normal trade transactions, including the transactions that started before the end of fiscal 2007. The amount of accumulated impact until the end of fiscal 2007 on Income before Income Taxes and Minority Interests is recorded in Extraordinary Losses. As a result, Assets increased by ¥7,047 million, ¥42 million and ¥2,926 million, for Banking Business, Securities Business and Other, respectively, compared with the corresponding amounts under the previously applied method.

For the fiscal year ended March 31, 2010

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	2,347,271	361,801	108,552	2,817,625	—	2,817,625
(2) Inter-segment Ordinary Income	22,421	15,862	179,706	217,990	217,990	—

Total	2,369,693	377,664	288,258	3,035,616	217,990	2,817,625

Ordinary Expenses	2,097,174	319,830	284,406	2,701,410	210,912	2,490,498

Ordinary Profits (Losses)	272,518	57,834	3,852	334,205	7,078	327,127

II. Assets, Depreciation Expense, Losses on Impairment of Fixed Assets and Capital Expenditure
Assets	137,607,464	22,745,875	877,702	161,231,041	4,977,469	156,253,572

Depreciation Expense	124,294	26,552	5,089	155,936	—	155,936

Losses on Impairment of Fixed Assets	4,051	668	22	4,742	—	4,742

Capital Expenditure	234,023	18,084	2,577	254,686	—	254,686

Notes:	1.	Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Major components of type of business are as follows:

		(1) Banking Business: banking and trust banking business (2) Securities Business: securities business (3) Other: investment advisory business and others

	3.	MHFG has applied “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No. 19, March 10, 2008) from the end of this fiscal year. As a result, Assets and Ordinary Profits for Banking Business increased by ¥23,147 million and ¥14,745 million, respectively, compared with the corresponding amounts under the previously applied method.

1-46

Mizuho Financial Group, Inc.

2. Segment Information by Geographic Area

For the fiscal year ended March 31, 2009

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	2,606,492	378,876	344,862	184,196	3,514,428	—	3,514,428
(2) Inter-segment Ordinary Income	100,740	117,395	30,157	1,303	249,596	249,596	—

Total	2,707,233	496,271	375,019	185,500	3,764,025	249,596	3,514,428

Ordinary Expenses	3,113,927	398,604	479,813	154,037	4,146,383	236,822	3,909,560

Ordinary Profits (Losses)	(406,693)	97,667	(104,794)	31,462	(382,358)	12,773	(395,131)

II. Assets	134,548,321	19,984,988	11,484,089	6,779,411	172,796,812	20,073,741	152,723,070

Notes:	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Americas includes the United States of America, Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong, the Republic of Singapore, etc.

	3.	With respect to the credit investments in securitization products made as an alternative to loans by the European and North American offices of our domestic consolidated banking subsidiaries, we had previously applied as fair value the valuations obtained from brokers and information vendors based on our determination that such valuations constitute reasonably calculated prices that can be used as a proxy for market prices. Given the current situation in which the volume of actual transactions is extremely limited and there exists a considerable gap between the offers and bids of sellers and buyers, we determined that valuations obtained from brokers and information vendors cannot be deemed to be the fair value, and we applied reasonably calculated prices based on the reasonable estimates of our management as fair value. As a result, Assets increased in Japan, Americas and Europe by ¥22,040 million, ¥17,479 million and ¥104,767 million, respectively. Ordinary Income increased in Europe by ¥416 million, and Ordinary Expenses decreased in Japan, Americas and Europe by ¥6,814 million, ¥589 million and ¥99,558 million, respectively. Ordinary Profits increased in Americas by ¥589 million, and Ordinary Losses decreased in Japan and Europe by ¥6,814 million and ¥99,975 million, respectively.

For the fiscal year ended March 31, 2010

	Millions of yen
	Japan	Americas	Europe	Asia/Oceania excluding Japan	Total	Elimination	Consolidated Results
I. Ordinary Income
(1) Ordinary Income from outside customers	2,363,766	149,919	182,744	121,195	2,817,625	—	2,817,625
(2) Inter-segment Ordinary Income	108,856	127,680	8,859	4,087	249,484	249,484	—

Total	2,472,622	277,600	191,603	125,283	3,067,109	249,484	2,817,625

Ordinary Expenses	2,168,368	195,671	213,165	82,194	2,659,400	168,901	2,490,498

Ordinary Profits (Losses)	304,253	81,928	(21,561)	43,088	407,709	80,582	327,127

II. Assets	138,396,887	17,170,950	11,799,476	6,371,908	173,739,223	17,485,651	156,253,572

Notes:	1.	Geographic analyses are presented based on geographic contiguity, similarities in economic activities, and correlation between business operations. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

	2.	Americas includes the United States of America, Canada, etc., Europe includes the United Kingdom, etc. and Asia/Oceania includes Hong Kong, the Republic of Singapore, etc.

	3.	MHFG has applied “Accounting Standard for Financial Instruments” (ASBJ Statement No. 10, March 10, 2008) and “Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No. 19, March 10, 2008) from the end of this fiscal year.

	As a result, Assets increased in Japan by ¥23,623 million, decreased in Europe by ¥497 million and increased in Asia/Oceania by ¥21 million compared with the corresponding amounts under the previously applied method. Ordinary Profits increased in Japan by ¥14,745 million.

3. Ordinary Income from Overseas Entities

For the fiscal year ended March 31, 2009

Millions of yen
Ordinary Income from Overseas Entities	907,935

Total Ordinary Income	3,514,428

Ordinary Income of Overseas Entities’ Ratio	25.8%

Notes:	1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

	2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

For the fiscal year ended March 31, 2010

Millions of yen
Ordinary Income from Overseas Entities	453,859

Total Ordinary Income	2,817,625

Ordinary Income of Overseas Entities’ Ratio	16.1%

Notes:	1.	Ordinary Income from Overseas Entities is presented in lieu of Sales as utilized by non-financial companies.

	2.	Ordinary Income from Overseas Entities represents Ordinary Income recorded by overseas branches of domestic subsidiaries and overseas subsidiaries excluding inter-segment Ordinary Income. Geographical analyses of Ordinary Income from Overseas Entities are not presented as no such information is available.

1-47

Mizuho Financial Group, Inc.

(MATTERS RELATED TO COMBINATION AND OTHERS)

Mizuho Securities Co., Ltd. (“former MHSC”), MHFG’s consolidated subsidiary, and Shinko Securities Co., Ltd. (“Shinko”), an affiliate under the equity method, signed the merger agreement following the resolutions of respective board meetings on March 4, 2009. Upon the approval of the merger agreement at the respective general shareholders meetings held on April 3, 2009, the merger (“Merger”) took effect on May 7, 2009.

j Name of the acquired company, business type, major reasons for the combination, date of the combination, legal form of the combination, name of the company after the combination, voting rights ratio, and grounds for determination of the acquiring company

a. Name of the acquired company	Shinko Securities Co., Ltd.
b. Business type	Financial Instruments Business
c. Major reasons for the combination	It was determined that it is necessary, as a member of the Mizuho Financial Group, to leverage Shinko’s strength as a securities arm of a banking institution, to become more competitive in a market where there is now greater uncertainty, to improve our service providing-capabilities to our clients and furthermore to reestablish our business to enable us to offer competitive cutting-edge financial services on a global basis.
d. Date of the combination	May 7, 2009
e. Legal form of the combination	Shinko is the surviving entity, and the former MHSC is the absorbed entity.
f. Name of the company after the combination	Mizuho Securities, Co., Ltd.
g. Voting rights ratio	Voting rights ratio held before the combination: 27.32% Voting rights ratio additionally obtained on the combination date: 32.19% Voting rights ratio after acquisition: 59.51%
h. Grounds for determination of the acquiring company	As Mizuho Corporate Bank, Ltd., a shareholder of the former MHSC which is the legal absorbed entity, holds over half of the new company’s voting rights as a result of the Merger, the former MHSC is the acquiring company and Shinko is the acquired company under Accounting Standard for Business Combinations.

k Period of the acquired company’s results included in the consolidated financial statements

From May 7, 2009 to March 31, 2010

l Acquisition cost and its breakdown of the acquired company

Consideration for acquisition: Common stock of the former MHSC	¥107,864 million
Expenses directly necessary for the combination: Advisory fees and others	¥118 million
Acquisition cost:	¥107,983 million

m Merger ratio, calculation method, number of new shares to be issued, and gains and losses on step acquisition

a. Merger ratio:

Company Name	Shinko (surviving entity)	Former MHSC (absorbed entity)
Merger Ratio	1	122

b. Calculation method of merger ratio:

For the sake of fairness in calculating the merger ratio, Shinko and the former MHSC appointed a third-party for valuations respectively. Both companies made the final determination of the validity of the merger ratio based on the careful exchange of views between the two companies, taking into account the financial and asset situation of the two companies and other factors in a comprehensive manner.

c. Number of new shares to be issued:

Shares of common stock: 815,570,000 shares

d. Gains and losses on step acquisition: ¥(13,670) million (included in other Extraordinary Losses)

1-48

Mizuho Financial Group, Inc.

n Amount, cause, and accounting method of negative goodwill incurred

a. Amount of negative goodwill incurred: ¥67,916 million

b. Cause:

Difference between the amount corresponding to MHFG’s equity position in the acquired company and the acquisition cost

c. Accounting method:

Recorded as profits for the fiscal year in which the negative goodwill incurred due to early adoption of “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008).

† Amount and breakdown of assets received and liabilities undertaken on the combination date

a. Assets:

Total assets:	¥2,321,155 million
Trading assets included in the above:	¥1,008,003 million

b. Liabilities:

Total liabilities:	¥2,020,673 million
Trading liabilities included in the above:	¥671,840 million

‡ Amount allocated to Intangible Fixed Assets other than goodwill, breakdown by major type, and weighted-average amortization period in total and by major type

a. Amount allocated to Intangible Fixed Assets:	¥73,949 million
b. Breakdown by major type:
Customer-Related Assets:	¥73,949 million
c. Weighted-average amortization period in total and by major type:
Customer-Related Assets:	16 years

q Gains and losses on the change in equity position due to the merger of the acquiring company: ¥(34,408) million (included in Other Extraordinary Losses)

1-49

Mizuho Financial Group, Inc.

Per Share Information

(Consolidated basis)

		Fiscal 2008	Fiscal 2009
Net Assets per Share of Common Stock		¥104.38	191.53
Net Income (Loss) per Share of Common Stock		¥(54.14)	16.29
Diluted Net Income per Share of Common Stock		¥—	15.57
1. Total Net Assets per Share of Common Stock is based on the following information:
		Fiscal 2008	Fiscal 2009
Net Assets per Share of Common Stock
Net Assets	¥ million	4,186,606	5,837,053
Deductions from Total Net Assets	¥ million	3,020,835	2,871,059
Paid-in Amount of Preferred Stock	¥ million	948,641	535,971
Cash Dividends on Preferred Stock	¥ million	19,339	11,086
Stock Acquisition Rights	¥ million	1,187	2,301
Minority Interests	¥ million	2,051,667	2,321,700
Net Assets (year-end) related to Common Stock	¥ million	1,165,770	2,965,993
Year-end Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated	Thousands of shares	11,167,604	15,485,000
2. Net Income (Loss) per Share of Common Stock is based on the following information:
		Fiscal 2008	Fiscal 2009
Net Income per Share of Common Stock
Net Income (Loss)	¥ million	(588,814)	239,404
Amount not attributable to Common Stock	¥ million	19,339	11,086
Cash Dividends on Preferred Stock	¥ million	19,339	11,086
Net Income (Loss) related to Common Stock	¥ million	(608,153)	228,317
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	11,231,269	14,013,057

3. Diluted Net Income per Share of Common Stock is based on the following information:

Diluted Net Income per Share of Common Stock is not disclosed due to Net Loss per Share of Common Stock for the previous fiscal year.

		Fiscal 2008	Fiscal 2009
Diluted Net Income per Share of Common Stock
Adjustment to Net Income	¥ million	—	9,975
Cash Dividends on Preferred Stock	¥ million	—	9,985
Adjustments made to reflect Stock Acquisition Rights of subsidiaries	¥ million	—	(9)
Increased Number of Shares of Common Stock	Thousands of shares	—	1,291,167
Preferred Stock	Thousands of shares	—	1,284,504
Stock Acquisition Rights	Thousands of shares	—	6,663
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		Eleventh Series Class XI Preferred Stock Number of shares of issued common stock: 914,752,000 Treasury stock: 2,801,000 First Stock Acquisition Rights (Number of stock acquisition rights: 5,409) First Stock Acquisition Rights of Mizuho Trust & Banking Co., Ltd. (Number of stock acquisition rights: 1,695)	—

(Information not presented)

Please refer to EDINET system for information on lease transactions, transactions with related parties, derivative transactions, stock option and others.

For deferred taxes and employee retirement benefits, please refer to the attached “Selected Financial Information For Fiscal 2009.”

1-50

Mizuho Financial Group, Inc.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of March 31, 2009	As of March 31, 2010
Assets
Current Assets
Cash and Due from Banks	¥16,056	¥15,133
Advances	4	11
Prepaid Expenses	1,275	1,120
Accounts Receivable	90,120	858
Other Current Assets	607	3,603
Total Current Assets	108,064	20,727
Fixed Assets
Tangible Fixed Assets	1,327	1,205
Buildings	558	540
Equipment	769	632
Construction in Progress	—	32
Intangible Fixed Assets	4,123	3,679
Trademarks	71	48
Software	4,031	3,093
Other Intangible Fixed Assets	20	537
Investments	4,439,225	5,200,357
Investment Securities	2	2
Investments in Subsidiaries and Affiliates	4,431,880	5,187,202
Long-term Prepaid Expenses	—	141
Other Investments	7,342	13,011
Total Fixed Assets	4,444,677	5,205,243

Total Assets	¥4,552,741	¥5,225,971

Liabilities
Current Liabilities
Short-term Borrowings	¥700,000	¥700,000
Short-term Bonds	160,000	260,000
Accounts Payable	1,229	2,801
Accrued Expenses	619	3,174
Accrued Corporate Taxes	—	93
Deposits Received	236	233
Reserve for Bonus Payments	272	259
Reserve for Contingencies	77,620	—
Other Current Liabilities	0	—
Total Current Liabilities	939,978	966,562
Non-Current Liabilities
Bonds and Notes	—	240,000
Deferred Tax Liabilities	512	424
Reserve for Employee Retirement Benefits	1,231	1,470
Other Non-Current Liabilities	2,407	6,367
Total Non-Current Liabilities	4,151	248,262

Total Liabilities	¥944,130	¥1,214,824

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Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2009	As of March 31, 2010
Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥1,540,965	¥1,805,565
Capital Surplus
Capital Reserve	385,241	649,841
Total Capital Surplus	385,241	649,841
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,683,272	1,554,974
Retained Earnings Brought Forward	1,683,272	1,554,974
Total Retained Earnings	1,687,622	1,559,324
Treasury Stock	(6,218)	(5,184)

Total Shareholders’ Equity	3,607,610	4,009,546

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(32)	(44)

Total Valuation and Translation Adjustments	(32)	(44)

Stock Acquisition Rights	1,032	1,643

Total Net Assets	3,608,611	4,011,146

Total Liabilities and Net Assets	¥4,552,741	¥5,225,971

1-52

Mizuho Financial Group, Inc.

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Operating Income
Cash Dividends Received from Subsidiaries and Affiliates	¥410,517	¥3,847
Fee and Commission Income Received from Subsidiaries and Affiliates	32,183	29,945
Total Operating Income	442,701	33,792
Operating Expenses
General and Administrative Expenses	19,968	19,807
Total Operating Expenses	19,968	19,807

Operating Profits	422,733	13,984

Non-Operating Income
Interest on Deposits	98	35
Interest and Dividends on Securities	—	1
Fee and Commissions	—	2,538
Rent Received	2	2
Other Non-Operating Income	144	3,175
Total Non-Operating Income	246	5,753
Non-Operating Expenses
Interest Expenses	9,612	5,521
Interest on Short-term Bonds	1,343	1,537
Interest on Bonds	—	6,858
Other Non-Operating Expenses	61	4,732
Total Non-Operating Expenses	11,017	18,650

Ordinary Profits	411,961	1,086

Extraordinary Gains
Gains on Disposition of Investments in Subsidiaries	44,185	—
Gains on Liquidation of Investments in Subsidiaries	—	2,227
Other Extraordinary Gains	1,883	—
Total Extraordinary Gains	46,069	2,227
Extraordinary Losses
Losses on Disposition of Tangible Fixed Assets	—	17
Provision for Reserve for Contingencies	77,620	—
Other Extraordinary Losses	1,714	—
Total Extraordinary Losses	79,335	17

Income before Income Taxes	378,695	3,296

Income Taxes:
Current	6	4
Deferred	(126)	(88)
Total Income Taxes	(120)	(83)

Net Income	¥378,815	¥3,379

1-53

Mizuho Financial Group, Inc.

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Shareholders’ Equity
Common Stock and Preferred Stock
Balance as of the end of the previous period	¥1,540,965	¥1,540,965
Changes during the period
Issuance of New Shares	—	264,600
Total Changes during the period	—	264,600

Balance as of the end of the period	1,540,965	1,805,565

Capital Surplus
Capital Reserve
Balance as of the end of the previous period	385,241	385,241
Changes during the period
Issuance of New Shares	—	264,600
Total Changes during the period	—	264,600

Balance as of the end of the period	385,241	649,841

Total Capital Surplus
Balance as of the end of the previous period	385,241	385,241
Changes during the period
Issuance of New Shares	—	264,600
Total Changes during the period	—	264,600

Balance as of the end of the period	385,241	649,841

Retained Earnings
Appropriated Reserve
Balance as of the end of the previous period	4,350	4,350
Changes during the period
Total Changes during the period	—	—

Balance as of the end of the period	4,350	4,350

Other Retained Earnings
Retained Earnings Brought Forward
Balance as of the end of the previous period	1,584,764	1,683,272
Changes during the period
Cash Dividends	(133,898)	(131,015)
Net Income	378,815	3,379
Disposition of Treasury Stock	(101)	(662)
Cancellation of Treasury Stock	(146,308)	—

Total Changes during the period	98,507	(128,297)

Balance as of the end of the period	1,683,272	1,554,974

Total Retained Earnings
Balance as of the end of the previous period	1,589,114	1,687,622
Changes during the period
Cash Dividends	(133,898)	(131,015)
Net Income	378,815	3,379
Disposition of Treasury Stock	(101)	(662)
Cancellation of Treasury Stock	(146,308)	—

Total Changes during the period	98,507	(128,297)

Balance as of the end of the period	¥1,687,622	¥1,559,324

1-54

Mizuho Financial Group, Inc.

	Millions of yen
	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2010
Treasury Stock
Balance as of the end of the previous period	¥(2,447)	¥(6,218)
Changes during the period
Repurchase of Treasury Stock	(150,359)	(4)
Disposition of Treasury Stock	280	1,038
Cancellation of Treasury Stock	146,308	—

Total Changes during the period	(3,770)	1,033

Balance as of the end of the period	(6,218)	(5,184)

Total Shareholders’ Equity
Balance as of the end of the previous period	3,512,873	3,607,610
Changes during the period
Issuance of New Shares	—	529,200
Cash Dividends	(133,898)	(131,015)
Net Income	378,815	3,379
Repurchase of Treasury Stock	(150,359)	(4)
Disposition of Treasury Stock	179	376

Total Changes during the period	94,737	401,936

Balance as of the end of the period	3,607,610	4,009,546

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the end of the previous period	(27)	(32)
Changes during the period
Net Changes in Items other than Shareholders’ Equity	(4)	(12)

Total Changes during the period	(4)	(12)

Balance as of the end of the period	(32)	(44)

Stock Acquisition Rights
Balance as of the end of the previous period	—	1,032
Changes during the period
Net Changes in Items other than Shareholders’ Equity	1,032	611

Total Changes during the period	1,032	611

Balance as of the end of the period	1,032	1,643

Total Net Assets
Balance as of the end of the previous period	3,512,845	3,608,611
Changes during the period
Issuance of New Shares	—	529,200
Cash Dividends	(133,898)	(131,015)
Net Income	378,815	3,379
Repurchase of Treasury Stock	(150,359)	(4)
Disposition of Treasury Stock	179	376
Net Changes in Items other than Shareholders’ Equity	1,027	598

Total Changes during the period	95,765	402,534

Balance as of the end of the period	¥3,608,611	¥4,011,146

(4) NOTE FOR THE ASSUMPTION OF GOING CONCERN

There is no applicable information.

1-55

SUMMARY OF FINANCIAL RESULTS

For Fiscal 2009

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

Summary Results for Fiscal 2009

I. Summary of Income Analysis

➢	Consolidated Net Business Profits

•	Consolidated Gross Profits for fiscal 2009 increased by JPY 189.6 billion on a year-on-year basis to JPY 1,996.6 billion.

•

Gross Profits of the banking subsidiaries increased by JPY 107.1 billion on a year-on-year basis to JPY 1,593.1 billion, due to an increase in income derived from flexible and timely operations in the Trading segment and other factors partly offset by a decrease in income from Customer Groups mainly due to a decline in deposit income reflecting the drop in market interest rates.

•

Despite a year-on-year increase of JPY 37.2 billion in expenses associated with employee retirement benefits, G&A expenses of the banking subsidiaries decreased by JPY 2.0 billion on a year-on-year basis to JPY 907.2 billion, due to our overall cost reduction efforts.

•

Aggregated consolidated Gross Profits (Net Operating Revenues) of our two securities subsidiaries (Mizuho Securities* and Mizuho Investors Securities) increased by JPY 167.6 billion on a year-on-year basis to JPY 300.6 billion, mainly due to, in addition to an increase in commission income, the effect of the merger with Shinko Securities.

*	Our financial results for fiscal 2008 did not include the results of Shinko Securities (Net Operating Revenues of JPY 93.5 billion and Ordinary Losses of JPY 14.2 billion), since Shinko Securities was an affiliate under the equity method of our group at that time.

•	As a result, Consolidated Net Business Profits amounted to JPY 702.6 billion, a year-on-year increase of JPY 80.0 billion.

➢	Consolidated Net Income

•

Consolidated Net Income for fiscal 2009 amounted to JPY 239.4 billion due to considerably improved Credit-related Costs and Net Gains (Losses) related to Stocks from the previous fiscal year in addition to the aforementioned factors.

•

Consolidated Credit-related Costs decreased by JPY 317.4 billion on a year-on-year basis to JPY 219.3 billion. This was primarily due to an improvement in economic conditions and to our efforts for appropriate credit management while responding to our customers’ funding needs. Credit Cost Ratio** of the 3 Banks was 22bps, a significant improvement from 69bps for the previous fiscal year.

**	Credit-related Costs / Total claims under the Financial Reconstruction Law (aggregated amount of banking account and trust account)

•

Net Gains related to Stocks amounted to JPY 4.2 billion, a year-on-year improvement of JPY 404.5 billion, as a consequence of a significant decrease in devaluation loss reflecting the stock market recovery and recording Gains on Sales through our efforts to reduce our stock portfolio.

(Consolidated)

	FY2009
		Change from FY2008
(JPY Bn)
Consolidated Gross Profits	1,996.6	189.6
Consolidated Net Business Profits *	702.6	80.0
Credit-related Costs	-219.3	317.4
Net Gains (Losses) related to Stocks	4.2	404.5
Ordinary Profits	327.1	722.2
Net Income	239.4	828.2

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2009
		Change from FY2008
(JPY Bn)
Gross Profits *1	1,593.1	107.1
G&A Expenses (excluding Non-Recurring Losses)	-907.2	2.0
Net Business Profits	685.9	109.2
Credit-related Costs *2	-157.1	382.1
Net Gains (Losses) related to Stocks	10.9	455.2
Ordinary Profits	305.6	825.9
Net Income	313.1	890.1

*1	Includes impacts on banking subsidiaries (JPY 77.5 billion, eliminated on a consolidated basis) of a change in the recipients of dividend payments under our schemes for capital raising through issuance of preferred debt securities by SPCs
*2	Includes impact of a review of the calculation method for reserve for possible losses on loans guaranteed by our credit guarantee subsidiary (JPY 26.8 billion, eliminated on a consolidated basis)

2-1

➢	Net Interest Income

•

The average loan balance for the second half of fiscal 2009 decreased by JPY 3.7 trillion compared with the first half due to a significant decrease (JPY 1.8 trillion) in loans to Deposit Insurance Corporation of Japan and the Japanese Government as well as a decrease in loans to large corporate customers and others. Meanwhile, the loan balance as of the end of fiscal 2009 decreased by JPY 1.9 trillion from that as of the end of the first half (JPY 0.8 trillion of which was loans to Deposit Insurance Corporation of Japan and the Japanese Government).

•

The domestic loan-and-deposit rate margin (*2 shown on the graph below) for the fourth quarter of fiscal 2009 (three-month period from January to March 2010) was 1.39% and remained flat since the second quarter (three-month period from July to September 2009).

•

Net Interest Income on a consolidated basis for fiscal 2009 increased by JPY 82.8 billion on a year-on-year basis to JPY 1,151.7 billion, with an increase in Net Interest Income in the Trading segment and other factors.

*1	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc.
Balance for overseas branches includes foreign exchange translation impact.

*2	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan and the Japanese Government.

➢	Non-Interest Income

•

Net Fee and Commission Income of the 3 Banks for fiscal 2009 amounted to JPY 289.0 billion, a year-on-year decrease of JPY 10.1 billion. This was primarily due to a decrease in fee and commission income from solution-related business and overseas business with corporate customers as well as a decrease in profits from trust and asset management business of Mizuho Trust & Banking.

•	Fee income associated with sales of investment trusts to individual customers increased on a year-on-year basis.

•

Meanwhile, Net Fee and Commission Income of the 3 Banks for the second half of fiscal 2009 increased by JPY 16.9 billion compared with the first half. This was due to increases in fee and commission income from solution-related business and overseas business with corporate customers, profits from trust and asset management business, fee income associated with sales of investment trusts and others.

2-2

II. Financial Soundness

➢

Our NPL Ratio and our Net NPL Ratio reflecting the effects of Reserves for Possible Losses on Loans remained at a low level of 1.91% and 0.79%, respectively. The balance of Disclosed Claims under the Financial Reconstruction Law decreased from that as of March 31, 2009 and we maintained sufficient financial soundness.

➢	Unrealized Gains (Losses) on Other Securities amounted to JPY 267.6 billion driven mainly by the recovery in the stock markets.

➢	Our Consolidated Capital Adequacy Ratio was 13.46%, an improvement of 2.93% from that as of March 31, 2009.

	March 31, 2010
		Change from March 31, 2009
(JPY Bn)
Consolidated Capital Adequacy Ratio	13.46%	2.93%
(Total Risk-based Capital)	(7,658.0)	(1,434.3)
Tier 1 Capital Ratio	9.09%	2.72%
(Tier 1 Capital)	(5,173.4)	(1,408.4)
Net Deferred Tax Assets (DTAs) (Consolidated)	520.8	-193.8
Net DTAs / Tier 1 Ratio	10.0%	-8.9%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,319.9	-64.8
NPL Ratio	1.91%	0.14%
(Net NPL Ratio *1)	(0.79%)	(0.06%)
Unrealized Gains (Losses) on Other Securities (Consolidated) *2	267.6	840.0

*1	(Disclosed Claims under the Financial Reconstruction Law

- Reserves for Possible Losses on Loans) /

(Total Claims - Reserves for Possible Losses on Loans) x 100

*2	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

III. Disciplined Capital Management

We are pursuing “strengthening of stable capital base” and “steady returns to shareholders” as our “disciplined capital management” policy. However, in light of factors such as the financial market turmoil and global economic downturn, we have been putting more priority on “strengthening of stable capital base” since the second half of fiscal 2008.

➢	Target level of Tier 1 capital ratio and prime capital

•

Thus far, our medium-term target has been to keep our consolidated Tier 1 capital ratio at 8% level and to maintain our prime capital* at a level of more than half of our Tier 1 capital. As of March 31, 2010, our consolidated Tier 1 capital ratio and our prime capital ratio were 9.09% and 5.62%, respectively.

•

Currently, it has become increasingly important for financial institutions to strengthen capital base amid the ongoing global discussions on the revision of capital regulations, and thus, as our new medium-term target, we aim to increase our consolidated Tier 1 capital ratio to 12% level and our prime capital ratio to 8% or above.

* Prime Capital = Tier 1 capital - preferred debt securities - preferred stock (excluding mandatory convertible preferred stock)

➢	Increase of our prime capital

•	In the first half of fiscal 2009, we issued common stock for the purpose of increasing our prime capital (the number of shares issued: 3 billion shares, total amount paid: JPY 529.2 billion).

•

Today, our board of directors resolved to file a Shelf Registration Statement (hakkotorokusho) in Japan for the issuance of our common shares up to JPY 800.0 billion. Our decision is aimed at establishing capital base as a cornerstone for our sustainable growth for the future, in anticipation of the revision of capital regulations. This is to ensure capital flexibility for us to expand our business areas with high growth potential and to promote customer-related businesses further.

•	In addition, pursuant to Mizuho’s Transformation Program announced today, we will strive to accumulate retained earnings through improvement in profitability.

•

As for Eleventh Series Class XI Preferred Stock, JPY 412.6 billion was converted into common stock during fiscal 2009, and the outstanding balance of such preferred stock as of March 31, 2010 was JPY 499.2 billion (approximately 47% out of JPY 943.7 billion of the initial amount issued has been already converted into common stock).

•

Meanwhile, we have no plans to submit a proposal for an increase in total number of authorized shares at the ordinary general meeting of shareholders scheduled for June 2010 (total number of shares of common stock available for issuance after considering the number of residual shares deliverable upon conversion of preferred stock or other reasons was 6.96 billion shares as of March 31, 2010).

We continue to pursue “disciplined capital management” policy, optimally balancing “strengthening of stable capital base” and “steady returns to shareholders” in accordance with changes in the business environment, our financial condition or other factors. Following this basic policy, we endeavor to strengthen our capital base through accumulating retained earnings by improvement in profitability and taking various measures in anticipation of the revision of capital regulations.

2-3

Earnings Plan for Fiscal 2010

(Figures below are on a consolidated basis)

➢	We plan Consolidated Net Business Profits for fiscal 2010 to be JPY 750.0 billion, an increase of JPY 47.3 billion compared with the previous fiscal year.

This is in anticipation of further strengthening of profitability primarily in non-interest income from Customer Groups of the banking subsidiaries mainly by enhancing further the group synergies.

➢

We anticipate Credit-related Costs to be JPY -220.0 billion, almost the same level as that for fiscal 2009, mainly by thorough credit management, and Net Gains related to Stocks to be JPY 65.0 billion mainly through our continued efforts to reduce our stock portfolio.

➢	Based on the above, we plan Consolidate Net Income to be JPY 430.0 billion.

➢

It has become increasingly important for financial institutions to strengthen capital base, and we plan to make cash dividend payments of JPY 6 per share of common stock for the fiscal year ending March 31, 2011 (a year-on-year decrease of JPY 2) in consideration of the balance between “strengthening of stable capital base” and “steady returns to shareholders”. We plan to make dividend payments on preferred stock as prescribed.

(Consolidated)

	FY2010 (Plan)
		Change from FY2009
(JPY Bn)
Consolidated Net Business Profits *	750.0	47.3
Credit-related Costs	-220.0	-0.6
Net Gains (Losses) related to Stocks	65.0	60.7
Ordinary Profits	570.0	242.8
Net Income	430.0	190.5

*	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

(Reference) 3 Banks

	FY2010 (Plan)
		Change from FY2009
(JPY Bn)
Net Business Profits *1	665.0	-20.9
Credit-related Costs *2	-193.0	-35.8
Net Gains (Losses) related to Stocks	65.0	54.0
Ordinary Profits	416.0	110.3
Net Income	407.0	93.8

*1	The figure of FY2009 includes impacts on banking subsidiaries (JPY 77.5 billion) of a change in the recipients of dividend payments payments under our schemes for capital raising through issuance of preferred securities by SPCs
*2	The figure of FY2009 includes impact of a review of the calculation method for reserve for possible losses on loans guaranteed by our credit guarantee subsidiary (JPY 26.8 billion, eliminated on a consolidated basis)

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and our ability to implement our Medium-Term Management Policy and other strategic initiatives and measures effectively.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

2-4

[Reference]

1.	Breakdown of Earnings by Business Segment

[3 Banks]	FY2009
		Change from FY2008
(JPY Bn)
Gross Profits	1,216.7	-73.4
G&A Expenses	-716.5	7.3
Customer Groups	500.1	-66.2
Gross Profits	376.5	180.5
G&A Expenses	-190.7	-5.4
Trading & Others	185.8	175.3
Gross Profits	1,593.1	107.1
G&A Expenses	-907.2	2.0
Net Business Profits	685.9	109.2

(Note)	The figures of each segment are shown based on the internal management data for reference purposes.

The figures of “FY2009” reflect effects from changes in managerial accounting rules of Mizuho Bank (such as those for internal transfer rates for funding).

“Change from FY2008” was calculated based on managerial accounting rules before the changes.

The figures of FY2009 before changes in managerial accounting rules are as follows; “Customer Groups” (JPY 545.2 billion), “Trading and Others” (JPY 140.7 billion).

2.	Total Balance of Securitization Products and Details

		Balances of Securitization Products
			Foreign currency denominated	Yen denominated
[Balances on managerial accounting]	(fair value basis, JPY Bn)
Banking Subsidiaries		2,469	487	1,982
Securities Subsidiaries		150	21	129
The Group in Total		2,619	508	2,111

•	The total P&L impact on our group of the global financial market turmoil (including P&L impact related to securitization products) for fiscal 2009 was a loss of approximately JPY 14.0 billion.

3. Gains (Losses) related to Hedging Transactions

•

As for credit and equity derivatives transactions entered into for hedging purposes at the banking subsidiaries, we recognized valuation losses related to such hedging transactions due to improvements in the credit and stock markets as follows:

For fiscal 2009:

- Losses on credit derivatives for credit risk hedging purposes:	JPY -90.6 Bn
- Losses on equity derivatives:	JPY -31.0 Bn

4.	Gains (Losses) due to the merger of Mizuho Securities and Shinko Securities

•

Net Extraordinary Gains on our consolidated basis in connection with the consummation of the merger between Mizuho Securities and Shinko Securities in May 2009 amounted to JPY 19.8 billion (negative goodwill incurred profits associated with the merger of these securities companies and other factors).

Definition

3 Banks: Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis.

2-5

SELECTED FINANCIAL INFORMATION

For Fiscal 2009

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc. (“MHFG”).

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

“HC”: Non-consolidated figures of Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2009	See above Notes		Page

1. Income Analysis	CON	NON(B)	3-1

2. Interest Margins (Domestic Operations)	NON(B)		3-6

3. Use and Source of Funds	NON(B)		3-7

4. Net Gains/Losses on Securities	NON(B)		3-11

5. Unrealized Gains/Losses on Securities	CON	NON(B)	3-13

6. Projected Redemption Amounts for Securities	NON(B)		3-15

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON(B)		3-16

8. Employee Retirement Benefits	NON(B)	CON	3-17

9. Capital Adequacy Ratio	CON		3-19

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3-21

2. Status of Reserves for Possible Losses on Loans	CON	NON(B)	3-23

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON(B)	3-24

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	3-25

5. Coverage on Disclosed Claims under the FRL	NON(B)		3-27

6. Overview of Non-Performing Loans (“NPLs”)	NON(B)		3-30

7. Results of Removal of NPLs from the Balance Sheet	NON(B&R)		3-31

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON(B)		3-33

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry	NON(B)		3-35

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON(B)		3-36

(2) Loans to SMEs and Individual Customers	NON(B)		3-36

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries	NON(B)		3-37

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region	NON(B)		3-37

III. DEFERRED TAXES	See above Notes		Page

1. Change in Deferred Tax Assets, etc.	CON	NON(B)	3-38

2. Estimation of Deferred Tax Assets, etc.

(1) Calculation Policy	NON(B)		3-39

(2) Estimation for Calculating Deferred Tax Assets	NON(B)		3-40

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON(B)		3-44

2. Number of Directors and Employees	HC	NON(B)	3-45

3. Number of Branches and Offices	NON(B)		3-46

4. Earnings Plan for Fiscal 2010	CON	NON(B)	3-47

Attachments	See above Notes		Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3-48

Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3-49

Non-Consolidated Statement of Changes in Net Assets	NON(B)		3-50

Mizuho Corporate Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON(B)		3-51

Comparison of Non-Consolidated Statements of Income (selected items)	NON(B)		3-52

Non-Consolidated Statement of Changes in Net Assets	NON(B)		3-53

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; changes to applicable laws and regulations; and our ability to implement our Medium-term Management Policy and other strategic initiatives and measures effectively.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) which are available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR FISCAL 2009

1. Income Analysis

Consolidated

		(Millions of yen)
		Fiscal 2009	Change	Fiscal 2008
Consolidated Gross Profits	1	1,996,615	189,648	1,806,967
Net Interest Income	2	1,151,707	82,855	1,068,851
Fiduciary Income	3	49,100	(6,790)	55,891
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	466,040	49,386	416,653
Net Trading Income	6	312,330	10,808	301,521
Net Other Operating Income	7	17,436	53,387	(35,951)
General and Administrative Expenses	8	(1,317,247)	(124,545)	(1,192,701)
Personnel Expenses	9	(658,998)	(110,631)	(548,367)
Non-Personnel Expenses	10	(607,297)	(16,158)	(591,139)
Miscellaneous Taxes	11	(50,950)	2,244	(53,194)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(262,380)	291,963	(554,344)
Losses on Write-offs of Loans	13	(129,379)	142,949	(272,328)
Reversal of (Provision for) General Reserve for Possible Losses on Loans	14	(115,172)	148,657	(263,830)
Net Gains (Losses) related to Stocks	15	4,239	404,524	(400,285)
Equity in Income from Investments in Affiliates	16	2,892	6,477	(3,584)
Other	17	(96,991)	(45,808)	(51,183)

Ordinary Profits	18	327,127	722,259	(395,131)

Net Extraordinary Gains (Losses)	19	50,638	61,383	(10,745)
Reversal of Reserves for Possible Losses on Loans, etc.	20	43,073	25,440	17,633
Income before Income Taxes and Minority Interests	21	377,765	783,642	(405,877)
Income Taxes—Current *	22	(18,040)	30,206	(48,247)
—Deferred	23	(25,108)	83,995	(109,103)
Net Income before Minority Interests	24	334,617	897,844	(563,227)
Minority Interests in Net Income	25	(95,212)	(69,626)	(25,586)

Net Income	26	239,404	828,218	(588,814)

* Income Taxes—Current [22] includes Refund of Income Taxes.

Credit-related Costs (including Credit Costs for Trust Accounts)	27	(219,307)	317,403	(536,711)

*  Credit-related Costs [27] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [20] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	28	702,656	80,021	622,635

*  Consolidated Net Business Profits [28] = Consolidated Gross Profits [1] - General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	29	162	17	145
Number of affiliates under the equity method	30	21	(1)	22

3-1

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

Non-Consolidated

	(Millions of yen)
	Fiscal 2009						Fiscal 2008
		MHBK	MHCB	MHTB	Aggregated Figures	Change
Gross Profits	1	818,840	642,304	132,028	1,593,172	107,185	1,485,986
Domestic Gross Profits	2	737,331	299,273	121,920	1,158,525	39,057	1,119,467
Net Interest Income	3	587,669	213,249	39,414	840,332	(8,363)	848,695
Fiduciary Income	4			48,514	48,514	(5,995)	54,509
Credit Costs for Trust Accounts	5			—	—	—	—
Net Fee and Commission Income	6	138,152	58,650	27,271	224,074	(9,822)	233,897
Net Trading Income	7	4,778	27,358	2,888	35,024	(874)	35,899
Net Other Operating Income	8	6,732	14	3,832	10,578	64,113	(53,534)
International Gross Profits	9	81,508	343,030	10,107	434,646	68,128	366,518
Net Interest Income	10	25,260	231,580	5,478	262,319	142,202	120,117
Net Fee and Commission Income	11	10,215	54,825	(63)	64,976	(337)	65,314
Net Trading Income	12	38,397	61,891	1,304	101,594	(55,403)	156,997
Net Other Operating Income	13	7,635	(5,267)	3,387	5,755	(18,333)	24,089
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(570,363)	(246,921)	(89,937)	(907,222)	2,082	(909,304)
Expense Ratio	15	69.6%	38.4%	68.1%	56.9%	(4.2)%	61.1%
Personnel Expenses	16	(196,224)	(88,998)	(34,971)	(320,194)	(38,282)	(281,912)
Non-Personnel Expenses	17	(343,595)	(146,327)	(52,497)	(542,419)	37,939	(580,358)
Premium for Deposit Insurance	18	(45,191)	(6,481)	(2,805)	(54,479)	(673)	(53,805)
Miscellaneous Taxes	19	(30,543)	(11,596)	(2,468)	(44,608)	2,426	(47,034)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)*1	20	248,476	395,382	42,090	685,950	109,268	576,681
Excluding Net Gains (Losses) related to Bonds	21	245,679	379,565	35,139	660,384	37,182	623,202

Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	15,359	32,840	(589)	47,610	154,660	(107,050)

Net Business Profits	23	263,836	428,222	41,501	733,560	263,929	469,631
Net Gains (Losses) related to Bonds	24	2,797	15,816	6,951	25,565	72,086	(46,520)

Net Non-Recurring Gains (Losses)	25	(174,961)	(234,542)	(18,361)	(427,865)	562,045	(989,911)
Net Gains (Losses) related to Stocks	26	(688)	12,025	(343)	10,993	455,236	(444,243)
Expenses related to Portfolio Problems	27	(111,613)	(126,261)	(8,323)	(246,197)	202,012	(448,210)
Other	28	(62,659)	(120,306)	(9,694)	(192,660)	(95,203)	(97,457)

Ordinary Profits	29	88,875	193,680	23,139	305,695	825,975	(520,279)

Net Extraordinary Gains (Losses)	30	21,015	15,284	987	37,287	(45,498)	82,785
Net Gains (Losses) on Disposition of Fixed Assets	31	(4,110)	1,170	(1,041)	(3,981)	4,228	(8,210)
Losses on Impairment of Fixed Assets	32	(1,321)	(2,173)	(556)	(4,051)	(2,372)	(1,679)
Reversal of Reserves for Possible Losses on Loans, etc.	33	25,691	15,761	—	41,452	25,499	15,953
Reversal of Reserve for Possible Losses on Investments	34	—	79	—	79	(83,543)	83,623
Income before Income Taxes	35	109,890	208,964	24,126	342,982	780,476	(437,494)
Income Taxes—Current*2	36	(498)	(439)	(4)	(942)	20,358	(21,300)
—Deferred	37	(13,387)	(8,185)	(7,336)	(28,910)	89,267	(118,177)

Net Income	38	96,004	200,339	16,785	313,129	890,102	(576,972)

*1. Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [5].
*2. Income Taxes—Current [36] includes Refund of Income Taxes.

Credit-related Costs	39	(70,561)	(77,659)	(8,913)	(157,134)	382,172	(539,307)

*  Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40			—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	15,359	32,840	(589)	47,610	154,660	(107,050)
Losses on Write-offs of Loans	42	(53,007)	(28,632)	(6,657)	(88,297)	166,779	(255,076)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(28,412)	(69,809)	(1,254)	(99,477)	59,374	(158,851)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	—	370	(0)	370	876	(505)
Reversal of (Provision for) Reserve for Contingencies	45	—	1,960	(410)	1,549	4,408	(2,859)
Other (including Losses on Sales of Loans)	46	(4,501)	(14,389)	—	(18,890)	(3,927)	(14,963)
Total	47	(70,561)	(77,659)	(8,913)	(157,134)	382,172	(539,307)

3-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2009	Change	Fiscal 2008
Gross Profits	1	818,840	(8,890)	827,730
Domestic Gross Profits	2	737,331	5,662	731,669
Net Interest Income	3	587,669	(3,645)	591,314
Net Fee and Commission Income	4	138,152	(6,344)	144,496
Net Trading Income	5	4,778	(4,427)	9,205
Net Other Operating Income	6	6,732	20,079	(13,347)
International Gross Profits	7	81,508	(14,553)	96,061
Net Interest Income	8	25,260	12,915	12,344
Net Fee and Commission Income	9	10,215	(1,963)	12,178
Net Trading Income	10	38,397	9,205	29,192
Net Other Operating Income	11	7,635	(34,710)	42,345
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(570,363)	794	(571,157)
Expense Ratio	13	69.6%	0.6%	69.0%
Personnel Expenses	14	(196,224)	(30,047)	(166,176)
Non-Personnel Expenses	15	(343,595)	29,103	(372,698)
Premium for Deposit Insurance	16	(45,191)	(880)	(44,310)
Miscellaneous Taxes	17	(30,543)	1,738	(32,282)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	248,476	(8,096)	256,573
Excluding Net Gains (Losses) related to Bonds	19	245,679	(17,997)	263,677

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	15,359	89,892	(74,532)

Net Business Profits	21	263,836	81,795	182,040
Net Gains (Losses) related to Bonds	22	2,797	9,901	(7,103)

Net Non-Recurring Gains (Losses)	23	(174,961)	297,270	(472,231)
Net Gains (Losses) related to Stocks	24	(688)	162,327	(163,015)
Expenses related to Portfolio Problems	25	(111,613)	137,960	(249,573)
Other	26	(62,659)	(3,016)	(59,642)

Ordinary Profits	27	88,875	379,066	(290,191)

Net Extraordinary Gains (Losses)	28	21,015	(62,913)	83,928
Net Gains (Losses) on Disposition of Fixed Assets	29	(4,110)	(1,535)	(2,575)
Losses on Impairment of Fixed Assets	30	(1,321)	(1,128)	(192)
Reversal of Reserves for Possible Losses on Loans, etc.	31	25,691	16,476	9,214
Reversal of Reserve for Possible Losses on Investments	32	—	(83,623)	83,623
Income before Income Taxes	33	109,890	316,152	(206,262)
Income Taxes—Current	34	(498)	20	(519)
—Deferred	35	(13,387)	73,431	(86,819)

Net Income	36	96,004	389,605	(293,601)

Credit-related Costs	37	(70,561)	244,329	(314,891)

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	15,359	89,892	(74,532)
Losses on Write-offs of Loans	39	(53,007)	110,745	(163,752)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(28,412)	41,504	(69,917)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	—	—	—
Reversal of (Provision for) Reserve for Contingencies	42	—	—	—
Other (including Losses on Sales of Loans)	43	(4,501)	2,186	(6,688)
Total	44	(70,561)	244,329	(314,891)

3-3

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

Non-Consolidated

		(Millions of yen)
		Fiscal 2009	Change	Fiscal 2008
Gross Profits	1	642,304	114,140	528,163
Domestic Gross Profits	2	299,273	41,432	257,841
Net Interest Income	3	213,249	2,302	210,946
Net Fee and Commission Income	4	58,650	(5,102)	63,752
Net Trading Income	5	27,358	2,770	24,588
Net Other Operating Income	6	14	41,461	(41,447)
International Gross Profits	7	343,030	72,708	270,322
Net Interest Income	8	231,580	126,013	105,567
Net Fee and Commission Income	9	54,825	1,634	53,190
Net Trading Income	10	61,891	(66,843)	128,735
Net Other Operating Income	11	(5,267)	11,903	(17,170)
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(246,921)	(60)	(246,861)
Expense Ratio	13	38.4%	(8.2)%	46.7%
Personnel Expenses	14	(88,998)	(4,888)	(84,109)
Non-Personnel Expenses	15	(146,327)	4,411	(150,738)
Premium for Deposit Insurance	16	(6,481)	103	(6,584)
Miscellaneous Taxes	17	(11,596)	416	(12,012)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	395,382	114,080	281,302
Excluding Net Gains (Losses) related to Bonds	19	379,565	58,229	321,335

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	32,840	69,552	(36,711)

Net Business Profits	21	428,222	183,632	244,590
Net Gains (Losses) related to Bonds	22	15,816	55,850	(40,033)

Net Non-Recurring Gains (Losses)	23	(234,542)	231,507	(466,049)
Net Gains (Losses) related to Stocks	24	12,025	275,782	(263,756)
Expenses related to Portfolio Problems	25	(126,261)	41,257	(167,519)
Other	26	(120,306)	(85,533)	(34,773)

Ordinary Profits	27	193,680	415,139	(221,459)

Net Extraordinary Gains (Losses)	28	15,284	14,127	1,156
Net Gains (Losses) on Disposition of Fixed Assets	29	1,170	4,590	(3,419)
Losses on Impairment of Fixed Assets	30	(2,173)	(766)	(1,406)
Reversal of Reserves for Possible Losses on Loans, etc.	31	15,761	9,022	6,738
Reversal of Reserve for Possible Losses on Investments	32	79	79	—
Income before Income Taxes	33	208,964	429,267	(220,302)
Income Taxes—Current*	34	(439)	20,327	(20,767)
—Deferred	35	(8,185)	6,273	(14,459)

Net Income	36	200,339	455,869	(255,529)

* Income Taxes—Current [34] includes Refund of Income Taxes.

Credit-related Costs	37	(77,659)	119,832	(197,492)

*  Credit-related Costs [37] = Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [31]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	38	32,840	69,552	(36,711)
Losses on Write-offs of Loans	39	(28,632)	37,717	(66,349)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	40	(69,809)	13,651	(83,461)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	41	370	876	(505)
Reversal of (Provision for) Reserve for Contingencies	42	1,960	4,699	(2,739)
Other (including Losses on Sales of Loans)	43	(14,389)	(6,664)	(7,724)
Total	44	(77,659)	119,832	(197,492)

3-4

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		Fiscal 2009	Change	Fiscal 2008

Gross Profits	1	132,028	1,935	130,092
Domestic Gross Profits	2	121,920	(8,037)	129,957
Net Interest Income	3	39,414	(7,020)	46,434
Fiduciary Income	4	48,514	(5,995)	54,509
Credit Costs for Trust Accounts	5	—	—	—
Net Fee and Commission Income	6	27,271	1,623	25,647
Net Trading Income	7	2,888	782	2,105
Net Other Operating Income	8	3,832	2,572	1,259
International Gross Profits	9	10,107	9,973	134
Net Interest Income	10	5,478	3,273	2,204
Net Fee and Commission Income	11	(63)	(8)	(54)
Net Trading Income	12	1,304	2,234	(929)
Net Other Operating Income	13	3,387	4,474	(1,086)
General and Administrative Expenses (excluding Non-Recurring Losses)	14	(89,937)	1,349	(91,286)
Expense Ratio	15	68.1%	(2.0)%	70.1%
Personnel Expenses	16	(34,971)	(3,346)	(31,625)
Non-Personnel Expenses	17	(52,497)	4,424	(56,921)
Premium for Deposit Insurance	18	(2,805)	104	(2,910)
Miscellaneous Taxes	19	(2,468)	270	(2,738)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)*	20	42,090	3,285	38,805
Excluding Net Gains (Losses) related to Bonds	21	35,139	(3,050)	38,189
Reversal of (Provision for) General Reserve for Possible Losses on Loans	22	(589)	(4,784)	4,194
Net Business Profits	23	41,501	(1,499)	43,000
Net Gains (Losses) related to Bonds	24	6,951	6,335	616
Net Non-Recurring Gains (Losses)	25	(18,361)	33,268	(51,630)
Net Gains (Losses) related to Stocks	26	(343)	17,126	(17,470)
Expenses related to Portfolio Problems	27	(8,323)	22,794	(31,117)
Other	28	(9,694)	(6,653)	(3,041)
Ordinary Profits	29	23,139	31,768	(8,629)
Net Extraordinary Gains (Losses)	30	987	3,287	(2,299)
Net Gains (Losses) on Disposition of Fixed Assets	31	(1,041)	1,173	(2,215)
Losses on Impairment of Fixed Assets	32	(556)	(476)	(80)
Reversal of Reserves for Possible Losses on Loans, etc.	33	—	—	—
Reversal of Reserve for Possible Losses on Investments	34	—	—	—
Income before Income Taxes	35	24,126	35,056	(10,929)
Income Taxes—Current	36	(4)	9	(13)
—Deferred	37	(7,336)	9,561	(16,898)
Net Income	38	16,785	44,627	(27,842)

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) [20]
= Gross Profits [1] + General and Administrative Expenses (excluding Non-Recurring Losses) [14] - Credit Costs for Trust Accounts [5]

Credit-related Costs	39	(8,913)	18,009	(26,923)

*    Credit-related Costs [39] = Expenses related to Portfolio Problems [27] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [22] + Reversal of Reserves for Possible Losses on Loans, etc. [33] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	(589)	(4,784)	4,194
Losses on Write-offs of Loans	42	(6,657)	18,316	(24,974)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(1,254)	4,218	(5,472)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(0)	0	(0)
Reversal of (Provision for) Reserve for Contingencies	45	(410)	(290)	(120)
Other (including Losses on Sales of Loans)	46	—	550	(550)
Total	47	(8,913)	18,009	(26,923)

3-5

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

Aggregated Figures of MHBK and MHCB

			(%)
			Fiscal 2009	Change	Fiscal 2008
Return on Interest-Earning Assets		1	1.08	(0.20)	1.29
Return on Loans and Bills Discounted		2	1.43	(0.18)	1.62
Return on Securities		3	0.66	(0.21)	0.87
Cost of Funding (including Expenses)		4	0.94	(0.20)	1.15
Cost of Deposits and Debentures (including Expenses)		5	1.11	(0.14)	1.25
Cost of Deposits and Debentures		6	0.17	(0.14)	0.31
Cost of Other External Liabilities		7	0.36	(0.27)	0.64

Net Interest Margin	(1)-(4)	8	0.13	(0.00)	0.13
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.32	(0.03)	0.36
Loan and Deposit Rate Margin	(2)-(6)	10	1.26	(0.04)	1.30

* Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
* Deposits and Debentures include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		11	1.58	(0.18)	1.77
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.47	(0.04)	0.51
Loan and Deposit Rate Margin	(11)-(6)	13	1.40	(0.04)	1.45

Mizuho Bank

Return on Interest-Earning Assets		14	1.16	(0.16)	1.33
Return on Loans and Bills Discounted		15	1.57	(0.19)	1.77
Return on Securities		16	0.59	(0.04)	0.63
Cost of Funding (including Expenses)		17	1.05	(0.16)	1.22
Cost of Deposits and Debentures (including Expenses)		18	1.11	(0.11)	1.23
Cost of Deposits and Debentures		19	0.16	(0.10)	0.26
Cost of Other External Liabilities		20	0.24	(0.30)	0.55

Net Interest Margin	(14)-(17)	21	0.11	(0.00)	0.11
Loan and Deposit Rate Margin (including Expenses)	(15)-(18)	22	0.46	(0.07)	0.53
Loan and Deposit Rate Margin	(15)-(19)	23	1.41	(0.09)	1.50

* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		24	1.79	(0.21)	2.00
Loan and Deposit Rate Margin (including Expenses)	(24)-(18)	25	0.68	(0.09)	0.77
Loan and Deposit Rate Margin	(24)-(19)	26	1.63	(0.11)	1.74

Mizuho Corporate Bank

Return on Interest-Earning Assets		27	0.96	(0.25)	1.21
Return on Loans and Bills Discounted		28	1.18	(0.15)	1.34
Return on Securities		29	0.73	(0.39)	1.12
Cost of Funding (including Expenses)		30	0.77	(0.25)	1.03
Cost of Deposits and Debentures (including Expenses)		31	1.10	(0.24)	1.34
Cost of Deposits and Debentures		32	0.22	(0.27)	0.49
Cost of Other External Liabilities		33	0.39	(0.26)	0.66

Net Interest Margin	(27)-(30)	34	0.18	0.00	0.17
Loan and Deposit Rate Margin (including Expenses)	(28)-(31)	35	0.08	0.08	0.00
Loan and Deposit Rate Margin	(28)-(32)	36	0.96	0.11	0.84

* Deposits and Debentures include NCDs.

(Reference) After excluding loans to Deposit Insurance Corporation of Japan and Japanese government
Return on Loans and Bills Discounted		37	1.24	(0.14)	1.38
Loan and Deposit Rate Margin (including Expenses)	(37)-(31)	38	0.13	0.09	0.04
Loan and Deposit Rate Margin	(37)-(32)	39	1.01	0.12	0.88

Mizuho Trust & Banking (3 domestic accounts)

Return on Interest-Earning Assets		40	1.18	(0.27)	1.45
Return on Loans and Bills Discounted		41	1.52	(0.24)	1.77
Return on Securities		42	0.62	(0.54)	1.16
Cost of Funding		43	0.44	(0.16)	0.61
Cost of Deposits		44	0.38	(0.18)	0.56

Net Interest Margin	(40)-(43)	45	0.73	(0.10)	0.84
Loan and Deposit Rate Margin	(41)-(44)	46	1.14	(0.05)	1.20

* 3 domestic accounts = banking accounts (domestic operations) + trust accounts with contracts indemnifying the principal amounts (loan trusts + jointly-managed money trusts)
* Deposits include NCDs.

3-6

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Aggregated Figures of MHBK and MHCB

	(Millions of yen, %)
	Fiscal 2009				Fiscal 2008
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	117,650,360	1.30	2,135,949	(0.36)	115,514,411	1.67
Loans and Bills Discounted	62,038,082	1.51	(2,326,504)	(0.41)	64,364,586	1.92
Securities	36,796,668	1.11	5,189,081	(0.30)	31,607,586	1.42

Source of Funds	119,915,209	0.40	2,588,941	(0.46)	117,326,267	0.86
Deposits	72,708,307	0.21	1,389,835	(0.30)	71,318,472	0.51
NCDs	9,659,427	0.29	(548,671)	(0.51)	10,208,098	0.80
Debentures	1,940,507	0.61	(822,758)	(0.02)	2,763,266	0.63
Call Money	14,179,874	0.40	1,648,518	(0.30)	12,531,355	0.70
Payables under Repurchase Agreements	5,470,590	0.25	8,387	(1.52)	5,462,202	1.78
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	8,779,266	1.59	1,399,622	(0.67)	7,379,644	2.26

(Domestic Operations)

Use of Funds	97,798,338	1.08	3,353,431	(0.20)	94,444,906	1.29
Loans and Bills Discounted	52,480,162	1.43	(1,877,957)	(0.18)	54,358,119	1.61
Securities	30,474,655	0.66	5,967,764	(0.21)	24,506,890	0.87

Source of Funds	99,643,744	0.26	3,921,694	(0.17)	95,722,049	0.43
Deposits	62,682,903	0.15	2,060,265	(0.09)	60,622,638	0.25
NCDs	8,353,506	0.22	(1,123,113)	(0.40)	9,476,619	0.62
Debentures	1,940,507	0.61	(822,758)	(0.02)	2,763,266	0.63
Call Money	13,854,745	0.39	1,652,263	(0.22)	12,202,481	0.61
Payables under Repurchase Agreements	1,709,907	0.13	481,786	(0.31)	1,228,120	0.44
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	5,595,099	0.36	2,112,677	(0.43)	3,482,421	0.80

(International Operations)

Use of Funds	22,014,742	2.20	(2,007,259)	(0.88)	24,022,001	3.08
Loans and Bills Discounted	9,557,919	1.95	(448,546)	(1.65)	10,006,466	3.61
Securities	6,322,012	3.30	(778,683)	(0.00)	7,100,695	3.30

Source of Funds	22,434,185	1. 01	(2,122,529)	(1.51)	24,556,715	2.53
Deposits	10,025,403	0.56	(670,430)	(1.44)	10,695,833	2.00
NCDs	1,305,920	0.71	574,442	(2.39)	731,478	3.10
Debentures	—	—	—	—	—	—
Call Money	325,128	0.64	(3,744)	(3.48)	328,873	4.13
Payables under Repurchase Agreements	3,760,683	0.31	(473,398)	(1.85)	4,234,082	2.17
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,184,167	3.74	(713,055)	0.16	3,897,222	3.58

3-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen, %)
	Fiscal 2009		Change		Fiscal 2008
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	62,777,626	1.21	1,499,536	(0.18)	61,278,089	1.40
Loans and Bills Discounted	33,834,819	1.55	(1,201,546)	(0.20)	35,036,366	1.75
Securities	17,359,650	0.80	3,469,223	(0.02)	13,890,427	0.82

Source of Funds	64,821,992	0.23	2,084,343	(0.17)	62,737,648	0.40
Deposits	54,897,553	0.15	1,002,708	(0.12)	53,894,845	0.27
NCDs	1,988,121	0.26	26,492	(0.25)	1,961,628	0.51
Debentures	860,321	0.39	(72,115)	0.05	932,437	0.34
Call Money	1,853,838	0.09	83,516	(0.25)	1,770,321	0.35
Payables under Repurchase Agreements	883,890	0.12	551,889	(0.17)	332,000	0.30
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,590,297	1.37	709,549	(0.84)	1,880,748	2.21

(Domestic Operations)

Use of Funds	60,186,691	1.16	1,629,734	(0.16)	58,556,956	1.33
Loans and Bills Discounted	33,351,582	1.55	(1,286,372)	(0.19)	34,637,954	1.75
Securities	16,249,624	0.59	3,564,804	(0.04)	12,684,820	0.63

Source of Funds	62,287,871	0.18	2,217,589	(0.13)	60,070,282	0.31
Deposits	53,890,391	0.15	1,022,869	(0.09)	52,867,522	0.25
NCDs	1,985,606	0.26	26,533	(0.25)	1,959,072	0.51
Debentures	860,321	0.39	(72,115)	0.05	932,437	0.34
Call Money	1,853,838	0.09	83,516	(0.25)	1,770,321	0.35
Payables under Repurchase Agreements	883,890	0.12	551,889	(0.17)	332,000	0.30
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,949,679	0.45	927,256	(0.53)	1,022,422	0.98

(International Operations)

Use of Funds	2,758,134	2.30	(963,726)	0.10	3,721,861	2.20
Loans and Bills Discounted	483,237	1.51	84,825	(0.66)	398,411	2.17
Securities	1,110,026	3.81	(95,580)	0.99	1,205,607	2.81

Source of Funds	2,701,321	1.42	(966,773)	(0.47)	3,668,094	1.89
Deposits	1,007,162	0.38	(20,160)	(1.31)	1,027,322	1.70
NCDs	2,514	0.54	(41)	(0.24)	2,555	0.78
Debentures	—	—	—	—	—	—
Call Money	—	—	—	—	—	—
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	640,618	4.18	(217,706)	0.50	858,325	3.67

3-8

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen, %)
	Fiscal 2009		Change		Fiscal 2008
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	54,872,734	1.41	636,412	(0.56)	54,236,321	1.97
Loans and Bills Discounted	28,203,262	1.46	(1,124,957)	(0.65)	29,328,220	2.12
Securities	19,437,017	1.39	1,719,857	(0.49)	17,717,159	1.88

Source of Funds	55,093,216	0.59	504,597	(0.78)	54,588,619	1.38
Deposits	17,810,753	0.37	387,126	(0.87)	17,423,626	1.25
NCDs	7,671,306	0.29	(575,163)	(0.57)	8,246,469	0.87
Debentures	1,080,186	0.79	(750,642)	0.00	1,830,828	0.79
Call Money	12,326,035	0.44	1,565,001	(0.32)	10,761,033	0.76
Payables under Repurchase Agreements	4,586,700	0.28	(543,502)	(1.59)	5,130,202	1.87
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	6,188,968	1.68	690,073	(0.60)	5,498,895	2.28

(Domestic Operations)

Use of Funds	37,611,647	0.96	1,723,696	(0.25)	35,887,950	1.21
Loans and Bills Discounted	19,128,579	1.22	(591,585)	(0.14)	19,720,165	1.36
Securities	14,225,031	0.73	2,402,960	(0.39)	11,822,070	1.12

Source of Funds	37,355,872	0.39	1,704,105	(0.23)	35,651,767	0.63
Deposits	8,792,512	0.16	1,037,396	(0.11)	7,755,116	0.27
NCDs	6,367,899	0.21	(1,149,646)	(0.44)	7,517,546	0.65
Debentures	1,080,186	0.79	(750,642)	0.00	1,830,828	0.79
Call Money	12,000,906	0.44	1,568,746	(0.22)	10,432,160	0.66
Payables under Repurchase Agreements	826,016	0.14	(70,103)	(0.35)	896,120	0.49
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	3,645,420	0.31	1,185,421	(0.40)	2,459,999	0.72

(International Operations)

Use of Funds	19,256,607	2.18	(1,043,533)	(1.05)	20,300,140	3.24
Loans and Bills Discounted	9,074,682	1.98	(533,372)	(1.68)	9,608,055	3.67
Securities	5,211,985	3.19	(683,103)	(0.21)	5,895,088	3.40

Source of Funds	19,732,864	0.95	(1,155,756)	(1.68)	20,888,620	2.64
Deposits	9,018,241	0.58	(650,269)	(1.45)	9,668,510	2.03
NCDs	1,303,406	0.71	574,483	(2.39)	728,922	3.11
Debentures	—	—	—	—	—	—
Call Money	325,128	0.64	(3,744)	(3.48)	328,873	4.13
Payables under Repurchase Agreements	3,760,683	0.31	(473,398)	(1.85)	4,234,082	2.17
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	2,543,548	3.63	(495,348)	0.08	3,038,896	3.55

3-9

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	Fiscal 2009		Change		Fiscal 2008
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)

Use of Funds	5,897,591	1.24	75,501	(0.26)	5,822,089	1.51
Loans and Bills Discounted	3,542,731	1.53	89,306	(0.25)	3,453,425	1.78
Securities	1,867,907	0.81	249,424	(0.39)	1,618,482	1.21

Source of Funds	5,842,813	0.48	107,383	(0.20)	5,735,429	0.68
Deposits	2,653,988	0.44	(142,927)	(0.12)	2,796,916	0.56
NCDs	769,667	0.30	4,951	(0.43)	764,715	0.74
Debentures	—	—	—	—	—	—
Call Money	652,866	0.21	(2,577)	(0.40)	655,444	0.62
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	442,585	0.22	150,643	(0.33)	291,941	0.55

(Domestic Operations)

Use of Funds	5,600,407	1.19	(108,356)	(0.27)	5,708,764	1.46
Loans and Bills Discounted	3,490,550	1.52	91,364	(0.24)	3,399,185	1.76
Securities	1,434,103	0.59	78,690	(0.57)	1,355,412	1.16

Source of Funds	5,542,265	0.49	(76,806)	(0.17)	5,619,071	0.66
Deposits	2,640,190	0.44	(148,911)	(0.12)	2,789,101	0.56
NCDs	769,667	0.30	4,951	(0.43)	764,715	0.74
Debentures	—	—	—	—	—	—
Call Money	633,095	0.18	1,260	(0.33)	631,835	0.52
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	441,036	0.21	155,766	(0.32)	285,269	0.53

(International Operations)

Use of Funds	697,874	1.19	115,210	(0.07)	582,663	1.27
Loans and Bills Discounted	52,180	1.87	(2,058)	(0.75)	54,239	2.63
Securities	433,803	1.55	170,733	0.08	263,070	1.46

Source of Funds	701,238	0.41	115,542	(0.47)	585,695	0.88
Deposits	13,798	0.42	5,983	(0.79)	7,814	1.21
NCDs	—	—	—	—	—	—
Debentures	—	—	—	—	—	—
Call Money	19,770	0.91	(3,838)	(2.20)	23,608	3.11
Payables under Repurchase Agreements	—	—	—	—	—	—
Bills Sold	—	—	—	—	—	—
Commercial Paper	—	—	—	—	—	—
Borrowed Money	1,548	1.21	(5,122)	(0.16)	6,671	1.37

3-10

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Bonds	25,565	72,086	(46,520)
Gains on Sales and Others	122,607	(66,697)	189,305
Losses on Sales and Others	(83,056)	119,119	(202,176)
Impairment (Devaluation)	(13,831)	18,231	(32,062)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(153)	1,433	(1,587)

	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Stocks	11,072	371,693	(360,620)
Gains on Sales	98,934	14,971	83,962
Losses on Sales	(17,171)	24,955	(42,127)
Impairment (Devaluation)	(39,722)	474,412	(514,134)
Reversal of (Provision for) Reserve for Possible Losses on Investments	53	(79,440)	79,494
Gains (Losses) on Derivatives other than for Trading	(31,021)	(63,204)	32,183
* Figures include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (included in Extraordinary Gains).

Mizuho Bank

	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Bonds	2,797	9,901	(7,103)
Gains on Sales and Others	58,268	23,890	34,378
Losses on Sales and Others	(50,633)	(8,610)	(42,023)
Impairment (Devaluation)	(4,180)	(4,158)	(21)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(657)	(1,219)	562

	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Stocks	(688)	78,704	(79,392)
Gains on Sales	27,999	(5,245)	33,244
Losses on Sales	(3,011)	1,971	(4,982)
Impairment (Devaluation)	(5,114)	189,985	(195,099)
Reversal of (Provision for) Reserve for Possible Losses on Investments	(26)	(83,649)	83,623
Gains (Losses) on Derivatives other than for Trading	(20,536)	(24,358)	3,821
* Figures include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (included in Extraordinary Gains).

3-11

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

	(Millions of yen)
	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Bonds	15,816	55,850	(40,033)
Gains on Sales and Others	55,998	(90,844)	146,843
Losses on Sales and Others	(30,532)	126,188	(156,720)
Impairment (Devaluation)	(9,609)	18,537	(28,147)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(40)	1,968	(2,009)

	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Stocks	12,105	275,862	(263,756)
Gains on Sales	68,711	19,306	49,404
Losses on Sales	(13,269)	23,353	(36,622)
Impairment (Devaluation)	(32,976)	267,708	(300,684)
Reversal of (Provision for) Reserve for Possible Losses on Investments	79	4,207	(4,127)
Gains (Losses) on Derivatives other than for Trading	(10,439)	(38,713)	28,274
* Figures include gains on Reversal of Reserve for Possible Losses on Investments in subsidiaries (included in Extraordinary Gains). Mizuho Trust & Banking

	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Bonds	6,951	6,335	616
Gains on Sales and Others	8,339	256	8,083
Losses on Sales and Others	(1,890)	1,541	(3,432)
Impairment (Devaluation)	(41)	3,852	(3,894)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	544	684	(139)

	Fiscal 2009	Change	Fiscal 2008
Net Gains (Losses) related to Stocks	(343)	17,126	(17,470)
Gains on Sales	2,223	910	1,313
Losses on Sales	(891)	(369)	(521)
Impairment (Devaluation)	(1,631)	16,717	(18,349)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	1	(1)
Gains (Losses) on Derivatives other than for Trading	(44)	(132)	87

3-12

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

•	Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of March 31, 2010				As of September 30, 2009			As of March 31, 2009
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	43,344,318	275,594	772,825	497,230	206,556	728,668	522,112	(509,625)	393,202	902,827
Japanese Stocks	2,898,177	340,890	549,344	208,453	322,408	540,826	218,418	(183,701)	284,982	468,683
Japanese Bonds	31,759,681	74,214	120,978	46,764	84,434	95,900	11,465	11,518	43,698	32,179
Japanese Government Bonds	28,349,258	60,531	69,862	9,331	85,360	88,089	2,729	24,001	41,624	17,622
Other	8,686,459	(139,509)	102,502	242,012	(200,285)	91,942	292,228	(337,442)	64,521	401,964

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥7,910 million, ¥46,346 million and ¥62,770 million, which were recognized in the statement of income for March 31, 2010, September 30, 2009 and March 31, 2009, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of March 31, 2010, September 30, 2009 and March 31, 2009 are ¥267,684 million, ¥160,210 million and ¥(572,395) million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2010, September 30, 2009 and March 31, 2009 are ¥176,931 million, ¥116,406 million and ¥(519,574) million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of March 31, 2010				As of September 30, 2009			As of March 31, 2009
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Bonds Held to Maturity	603,378	4,033	4,427	394	2,928	2,928	0	1,571	1,571	—

Non-Consolidated

(1) Other Securities

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2010				As of September 30, 2009			As of March 31, 2009
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Other Securities	42,803,267	259,980	744,976	484,996	199,763	703,166	503,402	(506,515)	373,034	879,549
Japanese Stocks	2,840,838	299,474	519,332	219,857	288,606	515,376	226,770	(213,363)	262,980	476,343
Japanese Bonds	31,402,693	73,396	120,153	46,757	83,699	95,136	11,436	11,003	43,164	32,160
Japanese Government Bonds	28,048,069	59,744	69,072	9,328	84,636	87,342	2,705	23,486	41,106	17,620
Other	8,559,735	(112,891)	105,490	218,381	(172,542)	92,653	265,195	(304,155)	66,889	371,044

Mizuho Bank

Other Securities	19,945,783	4,703	162,721	158,018	43,572	180,542	136,969	(142,115)	97,563	239,678
Japanese Stocks	732,320	13,139	96,649	83,509	19,197	102,232	83,035	(101,842)	51,180	153,022
Japanese Bonds	16,803,650	19,131	51,686	32,554	48,861	56,046	7,184	13,077	26,657	13,579
Japanese Government Bonds	14,490,399	37,377	40,078	2,700	51,244	51,367	123	21,593	25,958	4,364
Other	2,409,812	(27,568)	14,385	41,953	(24,486)	22,263	46,749	(53,350)	19,726	73,076

Mizuho Corporate Bank

Other Securities	21,209,675	216,408	512,947	296,538	117,897	452,626	334,729	(345,994)	242,171	588,165
Japanese Stocks	1,900,126	239,283	364,862	125,578	220,183	353,697	133,513	(120,956)	181,579	302,535
Japanese Bonds	13,683,597	48,744	60,469	11,724	26,933	30,324	3,390	(495)	14,578	15,074
Japanese Government Bonds	12,696,348	16,229	21,471	5,241	25,824	27,586	1,762	3,166	13,350	10,184
Other	5,625,951	(71,619)	87,615	159,235	(129,220)	68,604	197,824	(224,542)	46,013	270,555

Mizuho Trust & Banking

Other Securities	1,647,808	38,868	69,308	30,440	38,292	69,997	31,704	(18,405)	33,299	51,704
Japanese Stocks	208,391	47,051	57,820	10,769	49,225	59,446	10,221	9,434	30,220	20,785
Japanese Bonds	915,446	5,520	7,998	2,478	7,903	8,765	861	(1,578)	1,928	3,506
Japanese Government Bonds	861,322	6,137	7,523	1,385	7,567	8,387	820	(1,273)	1,797	3,071
Other	523,970	(13,703)	3,489	17,193	(18,836)	1,785	20,621	(26,262)	1,149	27,411

*	In addition to “Securities” indicated on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥29,345 million, ¥70,781 million and ¥91,450 million, which were recognized in the statement of income for March 31, 2010, September 30, 2009 and March 31, 2009, respectively, by applying the fair-value hedge method and others.
As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of March 31, 2010, September 30, 2009 and March 31, 2009 are ¥230,635 million, ¥128,981 million and ¥(597,965) million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of March 31, 2010, September 30, 2009 and March 31, 2009 are as follows:

	(Millions of yen)
	As of March 31, 2010	As of September 30, 2009	As of March 31, 2009
Aggregated Figures	161,736	104,721	(536,755)
Mizuho Bank	(7,084)	(402)	(190,725)
Mizuho Corporate Bank	137,595	74,851	(331,657)
Mizuho Trust & Banking	31,225	30,273	(14,373)

3-13

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2010				As of September 30, 2009			As of March 31, 2009
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	600,455	4,019	4,413	394	2,914	2,914	—	1,571	1,571	—
Mizuho Bank	600,455	4,019	4,413	394	2,914	2,914	—	1,571	1,571	—
Mizuho Corporate Bank	—	—	—	—	—	—	—	—	—	—
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—
(3) Investment in Subsidiaries and Affiliates Aggregated Figures of the 3 Banks
	(Millions of yen)
	As of March 31, 2010				As of September 30, 2009			As of March 31, 2009
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	426,314	(106,406)	—	106,406	(32,651)	—	32,651	(55,003)	—	55,003
Mizuho Bank	88,274	(26,371)	—	26,371	(23,238)	—	23,238	(36,164)	—	36,164
Mizuho Corporate Bank	338,039	(80,034)	—	80,034	(9,412)	—	9,412	(18,838)	—	18,838
Mizuho Trust & Banking	—	—	—	—	—	—	—	—	—	—
Mizuho Financial Group, Inc. (Non-Consolidated)
	(Millions of yen)
Investments in Subsidiaries and Affiliates	137,171	178,808	178,808	—	224,278	224,278	—	175,028	175,028	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2009	Change from March 31, 2009
Other Securities	267,684	107,474	840,080	160,210	(572,395)
Japanese Stocks	340,890	18,482	524,591	322,408	(183,701)
Japanese Bonds	55,953	15,792	110,749	40,161	(54,795)
Japanese Government Bonds	46,759	472	82,331	46,287	(35,571)
Other	(129,159)	73,200	204,739	(202,359)	(333,898)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from September 30, 2009	Change from March 31, 2009
Other Securities	230,635	101,653	828,600	128,981	(597,965)
Japanese Stocks	299,474	10,868	512,838	288,606	(213,363)
Japanese Bonds	55,135	15,709	110,446	39,426	(55,310)
Japanese Government Bonds	45,973	409	82,060	45,563	(36,087)
Other	(123,975)	75,075	205,316	(199,051)	(329,291)

3-14

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

•	The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	Maturity as of March 31, 2010				Change				Maturity as of March 31, 2009
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	15,847.1	12,551.0	2,118.9	1,507.0	8,235.9	2,808.2	21.3	(155.9)	7,611.1	9,742.8	2,097.5	1,663.0
Japanese Government Bonds	15,340.8	10,730.8	1,789.0	787.7	8,107.0	2,576.5	157.8	(553.5)	7,233.7	8,154.2	1,631.2	1,341.3
Japanese Local Government Bonds	15.8	93.4	46.5	0.9	1.0	59.6	15.0	(0.0)	14.8	33.7	31.4	1.0
Japanese Corporate Bonds	490.4	1,726.7	283.2	718.3	127.8	172.0	(151.4)	397.7	362.5	1,554.7	434.7	320.6
Other	1,191.0	4,126.6	670.2	1,693.7	(185.0)	1,715.8	(324.0)	(207.1)	1,376.0	2,410.8	994.2	1,900.8

Mizuho Bank

Japanese Bonds	8,985.4	6,902.2	577.7	959.7	3,923.0	2,169.5	38.5	92.0	5,062.3	4,732.6	539.2	867.6
Japanese Government Bonds	8,545.9	5,548.5	414.2	582.0	3,804.4	1,941.1	129.9	(140.0)	4,741.4	3,607.4	284.3	722.1
Japanese Local Government Bonds	13.4	86.2	32.9	—	(0.1)	71.9	25.6	—	13.6	14.3	7.2	—
Japanese Corporate Bonds	426.0	1,267.3	130.5	377.6	118.8	156.5	(117.0)	232.1	307.2	1,110.8	247.6	145.4
Other	88.9	1,013.1	146.6	1,079.3	(115.0)	179.4	(365.7)	(162.3)	203.9	833.6	512.4	1,241.6

Mizuho Corporate Bank

Japanese Bonds	6,724.3	5,441.5	1,061.3	456.3	4,856.8	696.4	(140.2)	(140.0)	1,867.4	4,745.0	1,201.6	596.4
Japanese Government Bonds	6,669.7	4,988.9	907.7	129.8	4,845.9	670.9	(96.2)	(308.6)	1,823.8	4,317.9	1,004.0	438.5
Japanese Local Government Bonds	0.4	5.9	9.9	0.9	0.1	(10.4)	(11.9)	(0.0)	0.3	16.4	21.8	1.0
Japanese Corporate Bonds	54.0	446.6	143.6	325.4	10.7	35.9	(32.1)	168.6	43.2	410.6	175.7	156.8
Other	1,058.7	2,827.4	442.9	585.6	(60.0)	1,456.6	37.2	(33.8)	1,118.8	1,370.8	405.6	619.5

Mizuho Trust & Banking

Japanese Bonds	137.3	207.3	479.7	90.9	(544.0)	(57.7)	123.1	(107.9)	681.3	265.0	356.6	198.9
Japanese Government Bonds	125.1	193.3	467.0	75.8	(543.3)	(35.4)	124.1	(104.8)	668.5	228.8	342.9	180.6
Japanese Local Government Bonds	1.8	1.2	3.6	—	1.0	(1.7)	1.3	—	0.8	3.0	2.3	—
Japanese Corporate Bonds	10.2	12.7	9.1	15.1	(1.7)	(20.4)	(2.2)	(3.0)	12.0	33.2	11.4	18.2
Other	43.3	286.0	80.6	28.6	(9.8)	79.7	4.5	(10.9)	53.2	206.3	76.1	39.6

3-15

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

•	Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2010				Change				As of March 31, 2009
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	6,688.6	12,552.0	2,860.8	22,101.4	(381.4)	1,200.9	(953.4)	(133.9)	7,070.0	11,351.0	3,814.2	22,235.4
Receive Float / Pay Fixed	1,016.6	1,870.1	1,503.9	4,390.7	(1,253.0)	(1,176.3)	(761.4)	(3,190.8)	2,269.7	3,046.5	2,265.3	7,581.5
Receive Float / Pay Float	0.9	154.8	30.0	185.7	(177.6)	129.0	—	(48.5)	178.6	25.7	30.0	234.3
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	7,706.2	14,576.9	4,394.7	26,677.9	(1,812.1)	153.5	(1,714.8)	(3,373.3)	9,518.3	14,423.3	6,109.5	30,051.3

Mizuho Bank

Receive Fixed / Pay Float	4,046.8	5,282.0	355.9	9,684.7	(341.4)	(87.8)	(255.2)	(684.5)	4,388.2	5,369.9	611.2	10,369.3
Receive Float / Pay Fixed	—	—	386.9	386.9	—	(60.0)	(280.0)	(340.0)	—	60.0	666.9	726.9
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	4,046.8	5,282.0	742.8	10,071.6	(341.4)	(147.8)	(535.2)	(1,024.5)	4,388.2	5,429.9	1,278.1	11,096.2

Mizuho Corporate Bank

Receive Fixed / Pay Float	2,641.8	7,129.9	2,464.8	12,236.6	(40.0)	1,148.7	(728.1)	380.5	2,681.8	5,981.1	3,193.0	11,856.0
Receive Float / Pay Fixed	916.6	1,700.1	1,052.0	3,668.8	(1,253.0)	(996.3)	(461.4)	(2,710.8)	2,169.7	2,696.5	1,513.4	6,379.6
Receive Float / Pay Float	0.9	154.8	30.0	185.7	(177.6)	129.0	—	(48.5)	178.6	25.7	30.0	234.3
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	3,559.4	8,984.9	3,546.8	16,091.2	(1,470.7)	281.4	(1,189.5)	(2,378.8)	5,030.1	8,703.4	4,736.4	18,470.1

Mizuho Trust & Banking

Receive Fixed / Pay Float	—	140.0	40.0	180.0	—	140.0	30.0	170.0	—	—	10.0	10.0
Receive Float / Pay Fixed	100.0	170.0	65.0	335.0	—	(120.0)	(20.0)	(140.0)	100.0	290.0	85.0	475.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—
Total	100.0	310.0	105.0	515.0	—	20.0	10.0	30.0	100.0	290.0	95.0	485.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of March 31, 2010			Change			As of March 31, 2009
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregated Figures	851.3	635.4	215.8	(94.8)	(137.8)	42.9	946.2	773.3	172.8
Mizuho Bank	117.3	88.0	29.2	(8.7)	(34.8)	26.1	126.0	122.8	3.1
Mizuho Corporate Bank	672.1	475.8	196.3	(94.5)	(113.4)	18.9	766.6	589.2	177.4
Mizuho Trust & Banking	61.8	71.6	(9.7)	8.3	10.4	(2.0)	53.4	61.1	(7.7)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

3-16

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Projected Benefit Obligations

		(Millions of yen)
		As of March 31, 2010	Change	As of March 31, 2009
Aggregated Figures of the 3 Banks

Projected Benefit Obligations	(A)	1,079,671	(5,394)	1,085,066
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	1,215,125	216,614	998,511
Unrecognized Actuarial Differences	(C)	371,720	(287,166)	658,887
Prepaid Pension Cost	(D)	507,174	(76,684)	583,858
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	(11,526)	11,526

Mizuho Bank

Projected Benefit Obligations	(A)	636,141	(252)	636,393
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	712,361	127,975	584,386
Unrecognized Actuarial Differences	(C)	238,312	(180,081)	418,393
Prepaid Pension Cost	(D)	314,532	(51,853)	366,386
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Corporate Bank

Projected Benefit Obligations	(A)	323,100	(4,630)	327,730
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	367,882	56,641	311,240
Unrecognized Actuarial Differences	(C)	98,847	(79,765)	178,613
Prepaid Pension Cost	(D)	143,629	(18,493)	162,123
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	—	—

Mizuho Trust & Banking

Projected Benefit Obligations	(A)	120,430	(511)	120,941
Discount Rate (%)		2.5	—	2.5

Total Fair Value of Plan Assets	(B)	134,881	31,997	102,884
Unrecognized Actuarial Differences	(C)	34,560	(27,320)	61,880
Prepaid Pension Cost	(D)	49,011	(6,337)	55,349
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	—	(11,526)	11,526

3-17

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

		(Millions of yen)
		Fiscal 2009	Change	Fiscal 2008

Aggregated Figures of the 3 Banks

Service Cost		(16,470)	(464)	(16,005)
Interest Cost		(27,126)	349	(27,476)
Expected Return on Plan Assets		12,600	(37,094)	49,695
Accumulation (Amortization) of Unrecognized Actuarial Differences		(93,442)	(33,111)	(60,330)
Other		(4,586)	(337)	(4,249)

Total		(129,025)	(70,659)	(58,366)

Mizuho Bank

Service Cost		(10,559)	(288)	(10,271)
Interest Cost		(15,909)	120	(16,030)
Expected Return on Plan Assets		3,320	(19,726)	23,047
Accumulation (Amortization) of Unrecognized Actuarial Differences		(59,678)	(19,547)	(40,130)
Other		(3,321)	(103)	(3,218)

Total		(86,147)	(39,544)	(46,603)

Mizuho Corporate Bank

Service Cost		(3,681)	(89)	(3,591)
Interest Cost		(8,193)	198	(8,392)
Expected Return on Plan Assets		6,823	(13,491)	20,315
Accumulation (Amortization) of Unrecognized Actuarial Differences		(23,785)	(10,346)	(13,439)
Other		(910)	(75)	(834)

Total		(29,747)	(23,804)	(5,943)

Mizuho Trust & Banking

Service Cost		(2,228)	(86)	(2,142)
Interest Cost		(3,023)	30	(3,053)
Expected Return on Plan Assets		2,456	(3,876)	6,333
Accumulation (Amortization) of Unrecognized Actuarial Differences		(9,978)	(3,217)	(6,761)
Other		(354)	(159)	(195)

Total		(13,129)	(7,309)	(5,819)

Consolidated

		(Millions of yen)
		As of March 31, 2010 (Fiscal 2009)	Change	As of March 31, 2009 (Fiscal 2008)

Projected Benefit Obligations	(A)	1,200,969	44,301	1,156,667

Total Fair Value of Plan Assets	(B)	1,267,199	268,421	998,778
Unrecognized Actuarial Differences	(C)	384,665	(295,785)	680,451
Prepaid Pension Cost	(D)	485,159	(73,732)	558,891
Reserve for Employee Retirement Benefits	(A)-(B)-(C)+(D)	34,263	(2,066)	36,329
Income (Expenses) related to Employee Retirement Benefits		(143,989)	(74,567)	(69,422)

3-18

Mizuho Financial Group, Inc.

9. Capital Adequacy Ratio

Consolidated

Mizuho Financial Group

BIS Standard

	(%, Billions of yen)
	As of March 31, 2010 (Preliminary)	Change from September 30, 2009	Change from March 31, 2009	As of September 30, 2009	As of March 31, 2009
(1) Capital Adequacy Ratio	13.46	0.57	2.93	12.89	10.53
Tier 1 Capital Ratio	9.09	0.40	2.72	8.69	6.37
(2) Tier 1 Capital	5,173.4	26.0	1,408.4	5,147.4	3,765.0
Common Stock and Preferred Stock	1,805.5	—	264.6	1,805.5	1,540.9
Capital Surplus	552.1	—	140.8	552.1	411.3
Retained Earnings	854.6	158.6	246.7	696.0	607.9
Less: Treasury Stock	5.1	0.0	(1.0)	5.1	6.2
Less: Dividends (estimate), etc.	134.9	134.9	3.9	—	131.0
Less: Unrealized Losses on Other Securities	—	—	(516.0)	—	516.0
Foreign Currency Translation Adjustments	(92.6)	0.6	22.1	(93.2)	(114.7)
Minority Interests in Consolidated Subsidiaries	2,289.0	(7.3)	252.2	2,296.4	2,036.8
Preferred Securities Issued by Overseas SPCs	1,937.8	0.7	50.9	1,937.1	1,886.8
Other	(95.1)	9.1	(31.2)	(104.3)	(63.9)
(3) Tier 2 Capital	2,725.4	(8.0)	(154.4)	2,733.4	2,879.9
Tier 2 Capital Included as Qualifying Capital	2,725.4	(8.0)	(67.7)	2,733.4	2,793.1
45% of Unrealized Gains on Other Securities	122.6	49.4	122.6	73.1	—
45% of Revaluation Reserve for Land	106.7	(5.3)	(6.0)	112.1	112.8
General Reserve for Possible Losses on Loans, etc.	5.4	(0.2)	(2.5)	5.6	7.9
Debt Capital, etc.	2,490.5	(51.9)	(268.4)	2,542.5	2,759.0
Perpetual Subordinated Debt and Other Debt Capital	586.3	(43.2)	(203.4)	629.6	789.8
Dated Subordinated Debt and Redeemable Preferred Stock	1,904.2	(8.6)	(65.0)	1,912.8	1,969.2
(4) Deductions for Total Risk-based Capital	240.8	(9.9)	(93.6)	250.8	334.5
(5) Total Risk-based Capital (2)+(3)-(4)	7,658.0	28.0	1,434.3	7,630.0	6,223.6
(6) Risk-weighted Assets	56,863.2	(2,306.7)	(2,192.9)	59,170.0	59,056.2
Credit Risk Assets	51,908.7	(1,961.2)	(2,322.9)	53,869.9	54,231.6
On-balance-sheet Items	42,796.2	(1,288.4)	(833.0)	44,084.7	43,629.3
Off-balance-sheet Items	9,112.4	(672.7)	(1,489.8)	9,785.2	10,602.3
Market Risk Equivalent Assets	1,297.9	(86.2)	(44.2)	1,384.1	1,342.1
Operational Risk Equivalent Assets	3,656.5	(259.3)	174.1	3,915.8	3,482.3
Adjustment Floor Amount	—	—	—	—	—

(Reference)
Prime Capital Ratio *	5.62	0.26	2.51	5.36	3.11

*	Prime Capital (Tier1 Capital (2) - preferred securities - preferred stock (excluding mandatory convertible preferred stock)) divided by Risk-weighted Assets (6)

3-19

Mizuho Financial Group, Inc.

	(%, Billions of yen)
	As of March 31, 2010 (Preliminary)	Change from September 30, 2009	Change from March 31, 2009	As of September 30, 2009	As of March 31, 2009
Mizuho Bank

Domestic Standard

(1) Capital Adequacy Ratio	12.88	0.11	1.11	12.77	11.77
Tier 1 Capital Ratio	7.74	0.25	1.09	7.49	6.65
(2) Tier 1 Capital	1,866.2	30.0	169.7	1,836.2	1,696.5
(3) Tier 2 Capital	1,306.5	(49.3)	(76.0)	1,355.9	1,382.6
(4) Deductions for Total Risk-based Capital	68.2	5.2	(9.0)	63.0	77.3
(5) Total Risk-based Capital (2)+(3)-(4)	3,104.6	(24.6)	102.7	3,129.2	3,001.8
(6) Risk-weighted Assets	24,099.2	(394.4)	(1,398.6)	24,493.7	25,497.9

Mizuho Corporate Bank

BIS Standard

(1) Capital Adequacy Ratio	16.00	1.47	4.11	14.53	11.89
Tier 1 Capital Ratio	12.57	1.13	4.09	11.44	8.48
(2) Tier 1 Capital	3,914.2	129.7	1,216.4	3,784.5	2,697.8
(3) Tier 2 Capital	1,239.3	33.9	(106.0)	1,205.3	1,345.3
(4) Deductions for Total Risk-based Capital	170.3	(13.9)	(90.9)	184.3	261.3
(5) Total Risk-based Capital (2)+(3)-(4)	4,983.2	177.6	1,201.3	4,805.6	3,781.8
(6) Risk-weighted Assets	31,128.7	(1,943.2)	(662.1)	33,072.0	31,790.8

Mizuho Trust & Banking

BIS Standard
(1) Capital Adequacy Ratio	15.73	2.13	2.41	13.60	13.32
Tier 1 Capital Ratio	10.07	1.45	1.89	8.62	8.18
(2) Tier 1 Capital	280.9	12.7	30.0	268.1	250.9
(3) Tier 2 Capital	163.7	0.0	0.9	163.6	162.8
(4) Deductions for Total Risk-based Capital	5.7	(2.7)	0.1	8.5	5.5
(5) Total Risk-based Capital (2)+(3)-(4)	438.9	15.6	30.7	423.3	408.2
(6) Risk-weighted Assets	2,789.9	(321.0)	(274.3)	3,110.9	3,064.2

(Reference)

Mizuho Bank

BIS Standard

(1) Capital Adequacy Ratio	12.83	0.08	2.27	12.75	10.56
Tier 1 Capital Ratio	7.69	0.24	1.87	7.45	5.82
(2) Tier 1 Capital	1,866.2	29.9	358.0	1,836.2	1,508.2
(3) Tier 2 Capital	1,314.0	(52.8)	12.7	1,366.9	1,301.2
(4) Deductions for Total Risk-based Capital	68.5	5.4	(6.3)	63.1	74.8
(5) Total Risk-based Capital (2)+(3)-(4)	3,111.7	(28.3)	377.1	3,140.0	2,734.6
(6) Risk-weighted Assets	24,239.6	(386.0)	(1,646.3)	24,625.6	25,885.9

3-20

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.

•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of March 31, 2010						As of September 30, 2009		As of March 31, 2009
		%	Change from September 30, 2009%		Change from March 31, 2009%			%		%
Loans to Bankrupt Obligors	76,877	0.12	(25,155)	(0.03)	(35,319)	(0.03)	102,033	0.15	112,197	0.15
Non-Accrual Delinquent Loans	740,756	1.19	(94,170)	(0.10)	40,397	0.19	834,926	1.29	700,358	0.99
Loans Past Due for 3 Months or More	10,195	0.01	(8,178)	(0.01)	(8,569)	(0.01)	18,373	0.02	18,764	0.02
Restructured Loans	475,058	0.76	46,394	0.09	(5,059)	0.08	428,664	0.66	480,118	0.68

Total	1,302,887	2.09	(81,109)	(0.05)	(8,551)	0.23	1,383,997	2.15	1,311,439	1.85

Total Loans	62,164,579	100.00	(2,102,704)		(8,355,644)		64,267,283	100.00	70,520,224	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	488,081		(10,829)		23,154		498,910		464,927

Trust Account

	As of March 31, 2010						As of September 30, 2009		As of March 31, 2009
		%	Change from September 30, 2009%		Change from March 31, 2009%			%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,113	10.68	(8)	0.63	(23)	1.29	3,122	10.05	3,136	9.38
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,113	10.68	(8)	0.63	(23)	1.29	3,122	10.05	3,136	9.38

Total Loans	29,138	100.00	(1,913)		(4,275)		31,051	100.00	33,414	100.00

Consolidated + Trust Account

	As of March 31, 2010						As of September 30, 2009		As of March 31, 2009
		%	Change from September 30, 2009%		Change from March 31, 2009%			%		%
Loans to Bankrupt Obligors	76,877	0.12	(25,155)	(0.03)	(35,319)	(0.03)	102,033	0.15	112,197	0.15
Non-Accrual Delinquent Loans	743,869	1.19	(94,178)	(0.10)	40,374	0.19	838,048	1.30	703,495	0.99
Loans Past Due for 3 Months or More	10,195	0.01	(8,178)	(0.01)	(8,569)	(0.01)	18,373	0.02	18,764	0.02
Restructured Loans	475,058	0.76	46,394	0.09	(5,059)	0.08	428,664	0.66	480,118	0.68

Total	1,306,001	2.09	(81,118)	(0.05)	(8,574)	0.23	1,387,120	2.15	1,314,575	1.86

Total Loans	62,193,718	100.00	(2,104,617)		(8,359,920)		64,298,335	100.00	70,553,638	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-21

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

(Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2010						As of September 30, 2009		As of March 31, 2009
		%	Change from September 30, 2009%		Change from March 31, 2009%			%		%
Loans to Bankrupt Obligors	74,546	0.11	(24,503)	(0.03)	(34,206)	(0.03)	99,050	0.15	108,753	0.15
Non-Accrual Delinquent Loans	729,247	1.17	(88,765)	(0.10)	46,011	0.20	818,012	1.27	683,235	0.96
Loans Past Due for 3 Months or More	10,195	0.01	(8,178)	(0.01)	(8,569)	(0.01)	18,373	0.02	18,764	0.02
Restructured Loans	419,490	0.67	19,408	0.05	(38,598)	0.02	400,081	0.62	458,088	0.64

Total	1,233,478	1.97	(102,039)	(0.09)	(35,362)	0.18	1,335,518	2.07	1,268,841	1.79

Total Loans	62,310,356	100.00	(1,996,351)		(8,200,648)		64,306,708	100.00	70,511,005	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	453,446		(5,683)		19,140		459,130		434,305

Mizuho Bank

Loans to Bankrupt Obligors	50,087	0.15	(18,053)	(0.05)	(32,934)	(0.06)	68,141	0.20	83,022	0.22
Non-Accrual Delinquent Loans	507,005	1.56	(4,290)	0.02	(6,724)	0.17	511,295	1.53	513,729	1.38
Loans Past Due for 3 Months or More	9,134	0.02	(8,601)	(0.02)	(4,379)	(0.00)	17,735	0.05	13,513	0.03
Restructured Loans	247,596	0.76	15,042	0.06	22,245	0.15	232,554	0.69	225,350	0.60

Total	813,824	2.50	(15,902)	0.01	(21,792)	0.25	829,727	2.49	835,616	2.25

Total Loans	32,467,647	100.00	(838,332)		(4,658,965)		33,305,979	100.00	37,126,612	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	275,559		(9,448)		(1,254)		285,007		276,813

Mizuho Corporate Bank

Loans to Bankrupt Obligors	20,782	0.07	(45)	0.00	12,975	0.05	20,828	0.07	7,807	0.02
Non-Accrual Delinquent Loans	191,215	0.72	(78,449)	(0.26)	42,914	0.22	269,665	0.98	148,301	0.49
Loans Past Due for 3 Months or More	—	—	—	—	(4,605)	(0.01)	—	—	4,605	0.01
Restructured Loans	158,957	0.60	10,445	0.06	(64,092)	(0.14)	148,511	0.54	223,049	0.74

Total	370,955	1.40	(68,050)	(0.19)	(12,808)	0.12	439,005	1.60	383,764	1.28

Total Loans	26,355,649	100.00	(997,271)		(3,555,737)		27,352,921	100.00	29,911,387	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	158,841		6,490		19,963		152,351		138,878

Mizuho Trust & Banking (Banking Account)
Loans to Bankrupt Obligors	3,675	0.10	(6,404)	(0.17)	(14,247)	(0.41)	10,079	0.27	17,923	0.52
Non-Accrual Delinquent Loans	27,912	0.80	(6,017)	(0.13)	9,844	0.28	33,929	0.93	18,068	0.52
Loans Past Due for 3 Months or More	1,060	0.03	422	0.01	416	0.01	638	0.01	644	0.01
Restructured Loans	12,936	0.37	(6,078)	(0.15)	3,248	0.09	19,015	0.52	9,688	0.28

Total	45,585	1.31	(18,077)	(0.44)	(738)	(0.02)	63,663	1.76	46,324	1.34

Total Loans	3,457,921	100.00	(158,834)		18,330		3,616,756	100.00	3,439,591	100.00
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	19,045		(2,725)		430		21,771		18,614

(Trust Account)

Loans to Bankrupt Obligors	—	—	—	—	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,113	10.68	(8)	0.63	(23)	1.29	3,122	10.05	3,136	9.38
Loans Past Due for 3 Months or More	—	—	—	—	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—	—	—	—	—

Total	3,113	10.68	(8)	0.63	(23)	1.29	3,122	10.05	3,136	9.38

Total Loans	29,138	100.00	(1,913)		(4,275)		31,051	100.00	33,414	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-22

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Reserves for Possible Losses on Loans	887,073	(54,990)	(2,505)	942,063	889,579
General Reserve for Possible Losses on Loans	563,843	(20,722)	(19,452)	584,565	583,295
Specific Reserve for Possible Losses on Loans	323,040	(34,041)	17,346	357,082	305,694
Reserve for Possible Losses on Loans to Restructuring Countries	188	(227)	(400)	415	589

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	568,404	(9,540)	28,404	577,944	540,000

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Millions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Reserves for Possible Losses on Loans	775,529	(62,126)	(44,062)	837,655	819,592
General Reserve for Possible Losses on Loans	531,617	(22,107)	(47,610)	553,725	579,227
Specific Reserve for Possible Losses on Loans	243,723	(39,791)	3,948	283,514	239,774
Reserve for Possible Losses on Loans to Restructuring Countries	188	(227)	(400)	415	589

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	532,465	(3,938)	24,919	536,404	507,546

Mizuho Bank

Reserves for Possible Losses on Loans	440,887	(24,053)	(23,413)	464,940	464,301
General Reserve for Possible Losses on Loans	319,394	(12,991)	(15,359)	332,385	334,753
Specific Reserve for Possible Losses on Loans	121,493	(11,062)	(8,054)	132,555	129,547
Reserve for Possible Losses on Loans to Restructuring Countries	—	—	—	—	—

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	336,280	(9,096)	3,215	345,376	333,064

Mizuho Corporate Bank

Reserves for Possible Losses on Loans	311,750	(33,816)	(19,202)	345,566	330,952
General Reserve for Possible Losses on Loans	193,853	(8,493)	(32,840)	202,347	226,694
Specific Reserve for Possible Losses on Loans	117,708	(25,096)	14,038	142,804	103,669
Reserve for Possible Losses on Loans to Restructuring Countries	188	(227)	(400)	415	589

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	172,139	6,425	19,631	165,713	152,507

Mizuho Trust & Banking

Reserves for Possible Losses on Loans	22,891	(4,256)	(1,446)	27,148	24,338
General Reserve for Possible Losses on Loans	18,370	(623)	589	18,993	17,780
Specific Reserve for Possible Losses on Loans	4,521	(3,632)	(2,036)	8,154	6,558
Reserve for Possible Losses on Loans to Restructuring Countries	0	0	0	0	0

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	24,046	(1,266)	2,071	25,313	21,975

*	Reserve for Indemnification of Impairment and Reserve for Possible Losses on Entrusted Loans (¥269 million, ¥336 million and ¥407 million for March 31, 2010, September 30, 2009 and March 31, 2009, respectively) are not included in the above figures for Trust Account.

3-23

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Mizuho Financial Group	68.08	0.01	0.25	68.06	67.83
* Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Total	63.03	0.16	(1.72)	62.86	64.75
Mizuho Bank	54.17	(1.86)	(1.38)	56.03	55.56
Mizuho Corporate Bank	84.03	5.32	(2.19)	78.71	86.23
Mizuho Trust & Banking (Banking Account)	50.21	7.57	(2.32)	42.64	52.53

* Above figures are presented net of partial direct write-offs.

3-24

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Millions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	273,112	(24,862)	(46,923)	297,974	320,035
Claims with Collection Risk	633,795	(105,657)	32,909	739,453	600,886
Claims for Special Attention	485,371	38,106	(14,619)	447,265	499,991

Total	1,392,279	(92,413)	(28,632)	1,484,693	1,420,912

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	562,881	(10,720)	26,945	573,602	535,935

Trust Account
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	(6)	—	6
Claims with Collection Risk	3,113	(8)	(17)	3,122	3,130
Claims for Special Attention	—	—	—	—	—

Total	3,113	(8)	(23)	3,122	3,136

Consolidated + Trust Account
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	273,112	(24,862)	(46,929)	297,974	320,041
Claims with Collection Risk	636,909	(105,666)	32,892	742,575	604,016
Claims for Special Attention	485,371	38,106	(14,619)	447,265	499,991

Total	1,395,393	(92,422)	(28,655)	1,487,815	1,424,049

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-25

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Millions of yen, %)
	As of March 31, 2010						As of September 30, 2009		As of March 31, 2009
		%	Change from September 30, 2009%		Change from March 31, 2009%			%		%
Claims against Bankrupt and Substantially Bankrupt Obligors	258,098	0.37	(20,659)	(0.01)	(50,697)	(0.02)	278,758	0.39	308,796	0.39
Claims with Collection Risk	632,032	0.91	(101,734)	(0.11)	33,996	0.15	733,767	1.03	598,036	0.76
Claims for Special Attention	429,802	0.62	11,120	0.03	(48,157)	0.01	418,682	0.58	477,960	0.61
Sub-total	1,319,934	1.91	(111,273)	(0.10)	(64,858)	0.14	1,431,208	2.01	1,384,793	1.77
Normal Claims	67,613,410	98.08	(1,947,834)	0.10	(9,154,250)	(0.14)	69,561,244	97.98	76,767,661	98.22

Total	68,933,345	100.00	(2,059,108)		(9,219,109)		70,992,453	100.00	78,152,454	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	527,633		(5,287)		23,280		532,921		504,353

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	189,787	0.54	(10,328)	(0.01)	(29,634)	(0.00)	200,115	0.56	219,421	0.55
Claims with Collection Risk	403,232	1.15	(17,073)	(0.01)	(11,472)	0.11	420,305	1.17	414,705	1.04
Claims for Special Attention	256,730	0.73	6,441	0.03	17,866	0.13	250,289	0.70	238,864	0.60
Sub-total	849,750	2.44	(20,961)	0.00	(23,241)	0.24	870,711	2.44	872,991	2.19
Normal Claims	33,917,899	97.55	(881,476)	(0.00)	(4,922,949)	(0.24)	34,799,375	97.55	38,840,848	97.80

Total	34,767,649	100.00	(902,437)		(4,946,190)		35,670,087	100.00	39,713,840	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	336,280		(8,987)		3,218		345,267		333,061

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	29,436	0.09	(4,450)	(0.01)	(3,190)	0.00	33,887	0.10	32,626	0.09
Claims with Collection Risk	205,166	0.67	(77,972)	(0.22)	31,275	0.17	283,139	0.89	173,890	0.49
Claims for Special Attention	158,957	0.52	10,445	0.04	(68,698)	(0.13)	148,511	0.47	227,655	0.65
Sub-total	393,560	1.28	(71,978)	(0.18)	(40,612)	0.04	465,538	1.47	434,173	1.24
Normal Claims	30,172,289	98.71	(925,587)	0.18	(4,249,380)	(0.04)	31,097,877	98.52	34,421,669	98.75

Total	30,565,849	100.00	(997,565)		(4,289,993)		31,563,415	100.00	34,855,842	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	172,129		6,425		19,631		165,703		152,497

Mizuho Trust & Banking
(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	38,875	1.08	(5,880)	(0.11)	(17,866)	(0.50)	44,755	1.20	56,741	1.59
Claims with Collection Risk	20,520	0.57	(6,679)	(0.15)	14,210	0.39	27,199	0.72	6,310	0.17
Claims for Special Attention	14,115	0.39	(5,765)	(0.13)	2,674	0.07	19,880	0.53	11,440	0.32
Sub-total	73,511	2.05	(18,325)	(0.40)	(981)	(0.04)	91,836	2.46	74,492	2.09
Normal Claims	3,497,196	97.94	(138,866)	0.40	22,331	0.04	3,636,062	97.53	3,474,864	97.90

Total	3,570,707	100.00	(157,191)		21,350		3,727,899	100.00	3,549,356	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	19,224		(2,726)		430		21,950		18,794

(Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	(6)	(0.01)	—	—	6	0.01
Claims with Collection Risk	3,113	10.68	(8)	0.63	(17)	1.31	3,122	10.05	3,130	9.36
Claims for Special Attention	—	—	—	—	—	—	—	—	—	—
Sub-total	3,113	10.68	(8)	0.63	(23)	1.29	3,122	10.05	3,136	9.38
Normal Claims	26,025	89.31	(1,904)	(0.63)	(4,252)	(1.29)	27,929	89.94	30,277	90.61

Total	29,138	100.00	(1,913)		(4,275)		31,051	100.00	33,414	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-26

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRL

Non-Consolidated

(1) Disclosed Claims under the FRL and Coverage Amount

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Claims against Bankrupt and Substantially Bankrupt Obligors	258.0	(20.6)	(50.6)	278.7	308.7
Collateral, Guarantees, and equivalent	235.3	(15.9)	(44.4)	251.3	279.8
Reserve for Possible Losses	22.7	(4.7)	(6.2)	27.4	28.9
Claims with Collection Risk	628.9	(101.7)	34.0	730.6	594.9
Collateral, Guarantees, and equivalent	313.1	(16.5)	52.9	329.6	260.1
Reserve for Possible Losses	227.6	(33.8)	11.3	261.4	216.2
Claims for Special Attention	429.8	11.1	(48.1)	418.6	477.9
Collateral, Guarantees, and equivalent	114.1	9.7	1.2	104.4	112.8
Reserve for Possible Losses	102.6	3.7	(16.7)	98.8	119.4
Total	1,316.8	(111.2)	(64.8)	1,428.0	1,381.6
Collateral, Guarantees, and equivalent	662.6	(22.7)	9.8	685.3	652.7
Reserve for Possible Losses	353.0	(34.7)	(11.6)	387.7	364.6

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	189.7	(10.3)	(29.6)	200.1	219.4
Collateral, Guarantees, and equivalent	183.2	(8.6)	(27.3)	191.9	210.6
Reserve for Possible Losses	6.5	(1.6)	(2.2)	8.1	8.8
Claims with Collection Risk	403.2	(17.0)	(11.4)	420.3	414.7
Collateral, Guarantees, and equivalent	232.7	6.1	5.1	226.6	227.5
Reserve for Possible Losses	114.9	(9.3)	(5.7)	124.3	120.7
Claims for Special Attention	256.7	6.4	17.8	250.2	238.8
Collateral, Guarantees, and equivalent	74.6	2.6	14.4	72.0	60.2
Reserve for Possible Losses	61.2	0.3	10.4	60.8	50.8
Total	849.7	(20.9)	(23.2)	870.7	872.9
Collateral, Guarantees, and equivalent	490.7	0.1	(7.7)	490.5	498.4
Reserve for Possible Losses	182.7	(10.6)	2.3	193.3	180.3

Mizuho Corporate Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	29.4	(4.4)	(3.1)	33.8	32.6
Collateral, Guarantees, and equivalent	25.4	(2.7)	(3.6)	28.2	29.0
Reserve for Possible Losses	3.9	(1.7)	0.4	5.6	3.5
Claims with Collection Risk	205.1	(77.9)	31.2	283.1	173.8
Collateral, Guarantees, and equivalent	66.5	(18.6)	38.0	85.2	28.5
Reserve for Possible Losses	108.5	(22.5)	14.4	131.0	94.0
Claims for Special Attention	158.9	10.4	(68.6)	148.5	227.6
Collateral, Guarantees, and equivalent	34.4	10.3	(12.3)	24.1	46.8
Reserve for Possible Losses	39.1	4.5	(27.5)	34.6	66.6
Total	393.5	(71.9)	(40.6)	465.5	434.1
Collateral, Guarantees, and equivalent	126.5	(10.9)	22.0	137.5	104.4
Reserve for Possible Losses	151.6	(19.6)	(12.6)	171.3	164.3

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	38.8	(5.8)	(17.8)	44.7	56.7
Collateral, Guarantees, and equivalent	26.6	(4.5)	(13.4)	31.1	40.1
Reserve for Possible Losses	12.2	(1.3)	(4.3)	13.5	16.6
Claims with Collection Risk	20.5	(6.6)	14.2	27.1	6.3
Collateral, Guarantees, and equivalent	13.7	(4.0)	9.7	17.7	3.9
Reserve for Possible Losses	4.0	(1.9)	2.6	6.0	1.4
Claims for Special Attention	14.1	(5.7)	2.6	19.8	11.4
Collateral, Guarantees, and equivalent	4.9	(3.3)	(0.7)	8.2	5.7
Reserve for Possible Losses	2.2	(1.1)	0.2	3.4	1.9
Total	73.5	(18.3)	(0.9)	91.8	74.4
Collateral, Guarantees, and equivalent	45.3	(11.9)	(4.5)	57.2	49.8
Reserve for Possible Losses	18.5	(4.4)	(1.4)	23.0	20.0

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	(0.0)	—	0.0
Collateral, Guarantees, and equivalent	—	—	(0.0)	—	0.0
Claims with Collection Risk	3.1	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1
Claims for Special Attention	—	—	—	—	—
Collateral, Guarantees, and equivalent	—	—	—	—	—
Total	3.1	(0.0)	(0.0)	3.1	3.1
Collateral, Guarantees, and equivalent	3.1	(0.0)	(0.0)	3.1	3.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

3-27

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregated Figures of the 3 Banks (Banking Account)

	(Billions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Coverage Amount	1,015.6	(57.4)	(1.8)	1,073.1	1,017.4
Reserves for Possible Losses on Loans	353.0	(34.7)	(11.6)	387.7	364.6
Collateral, Guarantees, and equivalent	662.6	(22.7)	9.8	685.3	652.7

	(%)
Coverage Ratio	77.1	1.9	3.4	75.1	73.6
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.9	5.0	5.9	80.8	80.0
Claims for Special Attention	50.4	1.8	1.8	48.5	48.6
Claims against Special Attention Obligors	52.9	2.8	1.8	50.0	51.0

	(%)
Reserve Ratio against Non-collateralized Claims
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	72.0	6.8	7.4	65.1	64.5
Claims for Special Attention	32.5	1.0	(0.1)	31.4	32.7
Claims against Special Attention Obligors	34.1	1.1	0.6	33.0	33.5

	(%)
(Reference) Reserve Ratio
Claims against Special Attention Obligors	24.41	(0.23)	(0.30)	24.64	24.71
Claims against Watch Obligors excluding Special Attention Obligors	4.60	(0.14)	(0.22)	4.74	4.83
Claims against Normal Obligors	0.21	(0.01)	0.00	0.23	0.21

	(Billions of yen)
Mizuho Bank

Coverage Amount	673.4	(10.4)	(5.3)	683.9	678.7
Reserves for Possible Losses on Loans	182.7	(10.6)	2.3	193.3	180.3
Collateral, Guarantees, and equivalent	490.7	0.1	(7.7)	490.5	498.4

	(%)
Coverage Ratio	79.2	0.7	1.4	78.5	77.7
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	86.2	2.7	2.2	83.4	83.9
Claims for Special Attention	52.9	(0.1)	6.4	53.0	46.4
Claims against Special Attention Obligors	55.5	1.6	5.5	53.8	50.0

	(%)
Reserve Ratio against Non-collateralized Claims
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	67.4	3.2	2.9	64.1	64.5
Claims for Special Attention	33.6	(0.5)	5.1	34.1	28.4
Claims against Special Attention Obligors	34.6	0.3	5.2	34.3	29.4

	(%)
(Reference) Reserve Ratio
Claims against Special Attention Obligors	23.60	(0.57)	2.72	24.17	20.87
Claims against Watch Obligors excluding Special Attention Obligors	4.65	(0.29)	(0.40)	4.94	5.06
Claims against Normal Obligors	0.25	(0.01)	(0.01)	0.27	0.27

	(Billions of yen)
Mizuho Corporate Bank

Coverage Amount	278.2	(30.6)	9.4	308.8	268.8
Reserves for Possible Losses on Loans	151.6	(19.6)	(12.6)	171.3	164.3
Collateral, Guarantees, and equivalent	126.5	(10.9)	22.0	137.5	104.4

	(%)
Coverage Ratio	70.6	4.3	8.7	66.3	61.9
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	85.3	8.9	14.8	76.3	70.5
Claims for Special Attention	46.3	6.8	(3.5)	39.5	49.8
Claims against Special Attention Obligors	49.6	5.9	(1.5)	43.7	51.2

	(%)
Reserve Ratio against Non-collateralized Claims
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	78.3	12.1	13.6	66.2	64.7
Claims for Special Attention	31.4	3.6	(5.4)	27.8	36.8
Claims against Special Attention Obligors	34.5	2.7	(3.4)	31.8	38.0

	(%)
(Reference) Reserve Ratio
Claims against Special Attention Obligors	26.59	0.32	(3.38)	26.26	29.98
Claims against Watch Obligors excluding Special Attention Obligors	4.51	0.06	0.04	4.45	4.47
Claims against Normal Obligors	0.17	(0.01)	0.02	0.18	0.15

3-28

Mizuho Financial Group, Inc.

Mizuho Trust & Banking (Banking Account)

	(Billions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Coverage Amount	63.9	(16.3)	(5.9)	80.3	69.9
Reserves for Possible Losses on Loans	18.5	(4.4)	(1.4)	23.0	20.0
Collateral, Guarantees, and equivalent	45.3	(11.9)	(4.5)	57.2	49.8

	(%)
Coverage Ratio	87.0	(0.4)	(6.8)	87.4	93.8
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	86.9	(0.6)	1.0	87.6	85.8
Claims for Special Attention	51.3	(7.6)	(16.3)	59.0	67.7
Claims against Special Attention Obligors	44.8	(8.1)	(26.4)	53.0	71.3

	(%)
Reserve Ratio against Non-collateralized Claims
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	—	100.0	100.0
Claims with Collection Risk	60.4	(3.7)	(1.1)	64.1	61.5
Claims for Special Attention	24.8	(4.8)	(9.9)	29.6	34.8
Claims against Special Attention Obligors	22.9	(4.0)	(14.6)	27.0	37.5

	(%)
(Reference) Reserve Ratio
Claims against Special Attention Obligors	16.38	(0.99)	(0.84)	17.37	17.23
Claims against Watch Obligors excluding Special Attention Obligors	4.71	0.12	(0.35)	4.58	5.07
Claims against Normal Obligors	0.21	(0.00)	(0.01)	0.21	0.22

3-29

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis.
Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.

2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRL represents the amount of claims other than loans included in Disclosed Claims under the FRL.

3-30

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRL)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Up to Fiscal 2006	Fiscal 2007		Fiscal 2008		Fiscal 2009
		As of September 30, 2007	As of March 31, 2008	As of September 30, 2008	As of March 31, 2009	As of September 30, 2009	As of March 31, 2010
							Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking	Aggregated Figures of the 3 Banks	Change from September 30, 2009

Claims against Bankrupt and Substantially Bankrupt Obligors	2,402.2	103.1	80.2	70.8	68.9	61.6	25.8	4.7	27.8	58.4	(3.2)
Claims with Collection Risk	7,971.7	224.6	143.6	117.7	96.4	82.5	59.5	7.9	4.3	71.9	(10.6)
Amount Categorized as above up to Fiscal 2006	10,374.0	327.7	223.9	188.5	165.3	144.2	85.4	12.7	32.2	130.3	(13.8)
of which the amount which was in the process of being removed from the balance sheet	1,065.3	58.9	40.9	32.2	28.9	25.5	19.5	2.8	0.2	22.5	(2.9)
Claims against Bankrupt and Substantially Bankrupt Obligors		57.9	22.2	17.7	11.1	9.8	9.9	—	0.0	9.9	0.1
Claims with Collection Risk		374.3	69.6	45.1	36.4	28.1	21.8	—	0.2	22.0	(6.0)
Amount Newly Categorized as above during the First Half of Fiscal 2007		432.2	91.9	62.9	47.5	37.9	31.7	—	0.2	32.0	(5.8)
of which the amount which was in the process of being removed from the balance sheet		26.4	17.7	15.2	9.9	8.9	7.4	—	0.0	7.4	(1.5)
Claims against Bankrupt and Substantially Bankrupt Obligors			34.7	36.2	34.3	30.5	15.0	3.3	0.0	18.4	(12.1)
Claims with Collection Risk			162.1	82.1	42.8	27.8	17.7	1.1	0.4	19.4	(8.3)
Amount Newly Categorized as above during the Second Half of Fiscal 2007			196.9	118.3	77.1	58.3	32.8	4.4	0.5	37.8	(20.4)
of which the amount which was in the process of being removed from the balance sheet			31.2	31.1	31.5	26.9	13.0	3.3	0.0	16.4	(10.5)
Claims against Bankrupt and Substantially Bankrupt Obligors				80.4	67.5	50.7	32.7	0.2	3.8	36.8	(13.8)
Claims with Collection Risk				189.7	85.3	65.0	33.5	0.0	0.7	34.3	(30.7)
Amount Newly Categorized as above during the First Half of Fiscal 2008				270.1	152.9	115.8	66.2	0.3	4.6	71.2	(44.5)
of which the amount which was in the process of being removed from the balance sheet				75.7	61.3	44.8	29.1	0.2	0.6	30.1	(14.7)
Claims against Bankrupt and Substantially Bankrupt Obligors					126.8	82.2	46.5	13.9	1.3	61.9	(20.3)
Claims with Collection Risk					336.9	184.7	73.1	24.4	2.4	100.0	(84.7)
Amount Newly Categorized as above during the Second Half of Fiscal 2008					463.8	267.0	119.7	38.4	3.8	161.9	(105.0)
of which the amount which was in the process of being removed from the balance sheet					96.5	72.6	43.1	11.1	1.3	55.7	(16.8)
Claims against Bankrupt and Substantially Bankrupt Obligors						43.6	27.5	5.1	3.9	36.6	(6.9)
Claims with Collection Risk						345.3	81.3	123.5	5.8	210.7	(134.6)
Amount Newly Categorized as above during the First Half of Fiscal 2009						389.0	108.9	128.6	9.8	247.4	(141.6)
of which the amount which was in the process of being removed from the balance sheet						39.2	24.4	5.0	1.9	31.5	(7.7)
Claims against Bankrupt and Substantially Bankrupt Obligors							32.0	1.9	1.7	35.7	35.7
Claims with Collection Risk							115.9	47.9	9.5	173.4	173.4
Amount Newly Categorized as above during the Second Half of Fiscal 2009							147.9	49.9	11.2	209.1	209.1
of which the amount which was in the process of being removed from the balance sheet							30.2	0.1	1.7	32.0	32.0
Claims against Bankrupt and Substantially Bankrupt Obligors	—————	161.0	137.3	205.3	308.7	278.7	189.7	29.4	38.8	258.0	(20.6)
Claims with Collection Risk	—————	598.9	375.5	434.7	598.0	733.7	403.2	205.1	23.6	632.0	(101.7)
Total	—————	760.0	512.8	640.0	906.8	1,012.5	593.0	234.6	62.5	890.1	(122.3)
of which the amount which was in the process of being removed from the balance sheet		85.4	89.9	154.3	228.3	218.1	166.9	22.8	6.0	195.8	(22.2)

* Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Progress in Removal of NPLs from the Balance Sheet (Accumulated Removal Amount and Removal Ratio)

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)			(%)	(%)
	Amount Newly Categorized	Balance as of March 31, 2010	Accumulated Removal Amount	Accumulated Removal Ratio	Modified Accumulated Removal Ratio*
Up to Fiscal 2006	10,374.0	130.3	10,243.6	98.7	98.9
First Half of Fiscal 2007	432.2	32.0	400.1	92.5	94.3
Second Half of Fiscal 2007	196.9	37.8	159.0	80.7	89.1
First Half of Fiscal 2008	270.1	71.2	198.9	73.6	84.7
Second Half of Fiscal 2008	463.8	161.9	301.8	65.0	77.0
First Half of Fiscal 2009	389.0	247.4	141.6	36.4	44.4
Second Half of Fiscal 2009	209.1	209.1	—————	—————	—————

Total	12,335.3	890.1	11,445.2	—————	—————

*	Modified accumulated removal ratios are based on the accumulated removal amount including the amount which was in the process of being removed from the balance sheet.

3-31

Mizuho Financial Group, Inc.

(3) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the Second Half of Fiscal 2009

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Newly Categorized						Amount Removed from B/S in the Second Half of Fiscal 2009
	Up to Fiscal 2006	Fiscal 2007		Fiscal 2008		Fiscal 2009
		First Half	Second Half	First Half	Second Half	First Half
Liquidation	(4.6)	(1.1)	(3.5)	(3.3)	(2.2)	(1.2)	(16.0)
Restructuring	(0.1)	(0.7)	—	(2.5)	(12.8)	(0.3)	(16.6)
Improvement in Business Performance due to Restructuring	—	—	—	(2.9)	(0.0)	(0.0)	(2.9)
Loan Sales	(2.4)	(4.2)	(4.7)	(14.8)	(21.6)	(13.6)	(61.6)
Direct Write-off	5.3	4.3	5.6	15.9	(4.8)	(28.6)	(2.1)
Other	(12.0)	(4.0)	(17.8)	(36.9)	(63.4)	(97.6)	(232.0)
Debt recovery	(10.6)	(2.4)	(16.0)	(7.6)	(48.4)	(71.5)	(156.7)
Improvement in Business Performance	(1.3)	(1.5)	(1.8)	(29.2)	(15.0)	(26.1)	(75.2)

Total	(13.8)	(5.8)	(20.4)	(44.5)	(105.0)	(141.6)	(331.5)

Mizuho Bank

Liquidation	(4.6)	(1.1)	(3.5)	(3.3)	(2.2)	(0.5)	(15.4)
Restructuring	(0.1)	(0.7)	—	(2.5)	(3.5)	(0.0)	(7.0)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	(2.4)	(4.2)	(4.7)	(6.2)	(4.8)	(0.4)	(23.0)
Direct Write-off	5.0	4.2	5.6	8.5	(7.7)	(11.4)	4.3
Other	(6.5)	(3.9)	(13.7)	(16.6)	(37.6)	(55.6)	(134.1)
Debt recovery	(5.2)	(2.3)	(11.9)	(8.4)	(24.5)	(35.0)	(87.7)
Improvement in Business Performance	(1.2)	(1.5)	(1.7)	(8.1)	(13.0)	(20.5)	(46.4)

Total	(8.7)	(5.8)	(16.4)	(20.2)	(55.8)	(68.2)	(175.3)

Mizuho Corporate Bank

Liquidation	—	—	—	—	—	(0.6)	(0.6)
Restructuring	—	—	—	—	(6.8)	—	(6.8)
Improvement in Business Performance due to Restructuring	—	—	—	—	—	—	—
Loan Sales	—	—	—	(8.5)	(16.8)	(13.1)	(38.6)
Direct Write-off	0.3	0.0	(0.0)	7.4	1.1	(14.7)	(5.7)
Other	(5.2)	(0.0)	(4.0)	(20.0)	(19.1)	(31.9)	(80.5)
Debt recovery	(5.2)	(0.0)	(4.0)	1.0	(17.2)	(26.5)	(52.1)
Improvement in Business Performance	—	—	—	(21.0)	(1.9)	(5.4)	(28.4)

Total	(4.9)	—	(4.0)	(21.1)	(41.7)	(60.4)	(132.3)

Mizuho Trust & Banking (Banking Account + Trust Account)

Liquidation	—	—	—	—	—	—	—
Restructuring	—	—	—	(0.0)	(2.4)	(0.2)	(2.7)
Improvement in Business Performance due to Restructuring	—	—	—	(2.9)	(0.0)	(0.0)	(2.9)
Loan Sales	—	—	—	—	—	—	—
Direct Write-off	(0.0)	—	—	0.0	1.7	(2.5)	(0.7)
Other	(0.1)	(0.0)	(0.0)	(0.3)	(6.6)	(10.0)	(17.2)
Debt recovery	(0.1)	(0.0)	(0.0)	(0.2)	(6.6)	(9.9)	(16.9)
Improvement in Business Performance	(0.0)	—	(0.0)	(0.0)	(0.0)	(0.1)	(0.3)

Total	(0.1)	(0.0)	(0.0)	(3.2)	(7.4)	(12.9)	(23.8)

(Reference) Breakdown of Accumulated Amount Removed from the Balance Sheet

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries) (Banking Account + Trust Account)

	(Billions of yen)
	Amount Removed						Accumulated Removed Amount from B/S from the Second Half of Fiscal 2000
	Up to First Half of Fiscal 2007*	In Second Half of Fiscal 2007	In First Half of Fiscal 2008	In Second Half of Fiscal 2008	In First Half of Fiscal 2009	In Second Half of Fiscal 2009
Liquidation	(1,412.7)	(35.8)	(142.1)	(49.2)	(15.0)	(16.0)	(1,671.2)
Restructuring	(1,839.9)	(2.6)	(1.8)	(0.0)	(4.0)	(16.6)	(1,865.1)
Improvement in Business Performance due to Restructuring	(181.6)	(0.0)	—	(0.0)	(0.0)	(2.9)	(184.7)
Loan Sales	(4,222.0)	(60.9)	(19.4)	(39.5)	(40.2)	(61.6)	(4,443.8)
Direct Write-off	3,220.6	27.8	135.4	22.9	(7.4)	(2.1)	3,397.2
Other	(5,610.4)	(372.5)	(114.9)	(130.9)	(216.5)	(232.0)	(6,677.4)
Debt recovery	—————	(138.8)	(77.5)	(92.5)	(133.3)	(156.7)	—————
Improvement in Business Performance	—————	(233.6)	(37.3)	(38.3)	(83.2)	(75.2)	—————

Total	(10,046.2)	(444.1)	(142.9)	(197.0)	(283.3)	(331.5)	(11,445.2)

*	From the Second Half of Fiscal 2000 to the First Half of Fiscal 2007.

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Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2010				As of September 30, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2009		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	57,684.1	1,128.2	(1,573.3)	(54.1)	59,257.5	1,182.4
Manufacturing	7,658.3	200.7	(313.7)	36.1	7,972.1	164.5
Agriculture & Forestry	24.0	0.3	(0.0)	(0.0)	24.0	0.3
Fishery	1.0	0.0	(0.3)	0.0	1.4	—
Mining, Quarrying Industry & Gravel Extraction Industry	151.5	0.0	6.6	(0.0)	144.8	0.0
Construction	1,034.0	58.6	(50.0)	(13.4)	1,084.1	72.0
Utilities	888.9	0.8	(30.2)	(1.5)	919.1	2.3
Communication	1,659.6	39.8	(147.6)	(24.0)	1,807.2	63.9
Transportation & Postal Industry	2,926.1	103.2	(23.0)	(0.4)	2,949.2	103.7
Wholesale & Retail	4,897.2	136.4	(263.0)	2.4	5,160.3	134.0
Finance & Insurance	7,501.9	19.6	(125.5)	(15.2)	7,627.5	34.9
Real Estate	6,744.9	233.0	(384.4)	(55.6)	7,129.3	288.7
Commodity Lease	1,722.7	18.9	(162.4)	(4.8)	1,885.1	23.7
Service Industries	3,445.7	153.7	151.9	(7.3)	3,293.7	161.1
Local Governments	1,016.9	3.0	144.7	(0.0)	872.2	3.0
Governments	4,384.7	—	(535.1)	—	4,919.9	—
Other	13,625.9	159.5	158.9	29.8	13,467.0	129.7
Overseas Total (including Loans Booked Offshore)	6,683.6	105.2	(559.1)	(47.8)	7,242.8	153.0
Governments	245.7	—	34.0	—	211.7	—
Financial Institutions	1,687.3	0.9	(105.7)	(10.8)	1,793.0	11.7
Other	4,750.5	104.3	(487.4)	(37.0)	5,238.0	141.3

Total	64,367.8	1,233.4	(2,132.5)	(102.0)	66,500.3	1,335.5

(Reference)

	(Billions of yen)
	As of March 31, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans

Domestic Total (excluding Loans Booked Offshore)	64,192.4	1,155.6
Manufacturing	8,483.8	156.4
Agriculture	29.3	0.3
Forestry	0.8	—
Fishery	2.3	0.0
Mining	137.7	0.0
Construction	1,337.8	73.5
Utilities	854.3	2.0
Communication	1,939.2	37.2
Transportation	2,870.3	101.6
Wholesale & Retail	5,614.7	132.6
Finance & Insurance	8,669.0	25.4
Real Estate	6,276.8	279.6
Service Industries	5,423.6	199.9
Local Governments	686.1	3.0
Governments	7,879.8	—
Other	13,986.3	143.5
Overseas Total (including Loans Booked Offshore)	8,546.1	113.2
Governments	254.9	—
Financial Institutions	1,990.4	1.0
Other	6,300.7	112.1

Total	72,738.5	1,268.8

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:

As of March 31, 2010:	¥700.0 billion (from MHBK)
As of September 30, 2009:	¥700.0 billion (from MHBK)
As of March 31, 2009:	¥700.0 billion (from MHBK)

*	Amounts of Outstanding Balances are aggregated figures of banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.
*	According to the revision of the Japan Standardized Industrial Classification (November 2007), partial amendment has been made to classification of the industry beginning with September 30, 2009.
*	“Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry” categorized by the previous method as of March 31, 2009 as shown in the right table (Reference) on each page.

3-33

Mizuho Financial Group, Inc.

	(Billions of yen)
	As of March 31, 2010				As of September 30, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2009		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Mizuho Bank

Domestic Total (excluding Loans Booked Offshore)	32,467.6	813.8	(838.3)	(15.9)	33,305.9	829.7
Manufacturing	2,976.2	126.3	(148.5)	16.1	3,124.7	110.1
Agriculture & Forestry	23.5	0.3	(0.0)	(0.0)	23.5	0.3
Fishery	1.0	0.0	0.1	0.0	0.9	—
Mining, Quarrying Industry & Gravel Extraction Industry	6.4	0.0	(0.4)	(0.0)	6.8	0.0
Construction	563.1	44.6	(7.4)	(6.6)	570.6	51.3
Utilities	70.1	0.5	(4.6)	(1.5)	74.8	2.0
Communication	341.8	30.5	(9.2)	(3.8)	351.0	34.4
Transportation & Postal Industry	1,033.5	26.3	17.2	2.0	1,016.2	24.3
Wholesale & Retail	3,564.0	128.5	(72.4)	4.6	3,636.5	123.8
Finance & Insurance	2,323.2	7.8	(247.4)	(4.1)	2,570.6	12.0
Real Estate	3,441.0	154.3	(150.6)	(37.2)	3,591.7	191.5
Commodity Lease	188.7	1.1	(1.1)	(0.3)	189.9	1.5
Service Industries	2,405.6	148.2	188.8	(5.4)	2,216.8	153.6
Local Governments	867.6	—	126.5	—	741.1	—
Governments	3,110.8	—	(588.5)	—	3,699.3	—
Other	11,550.3	144.7	59.4	20.3	11,490.9	124.3
Overseas Total (including Loans Booked Offshore)	—	—	—	—	—	—
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	32,467.6	813.8	(838.3)	(15.9)	33,305.9	829.7

Mizuho Corporate Bank

Domestic Total (excluding Loans Booked Offshore)	19,681.6	265.7	(440.2)	(20.1)	20,121.9	285.9
Manufacturing	4,131.9	69.1	(153.4)	19.7	4,285.4	49.4
Agriculture & Forestry	0.4	—	—	—	0.4	—
Fishery	—	—	(0.5)	—	0.5	—
Mining, Quarrying Industry & Gravel Extraction Industry	139.8	—	7.4	—	132.4	—
Construction	355.1	12.2	(40.7)	(6.1)	395.9	18.4
Utilities	728.4	0.2	(24.0)	0.2	752.5	0.0
Communication	269.9	7.9	(8.9)	(18.4)	278.8	26.3
Transportation & Postal Industry	1,656.4	76.9	(40.8)	(2.5)	1,697.2	79.4
Wholesale & Retail	1,115.6	6.3	(184.6)	(2.4)	1,300.2	8.8
Finance & Insurance	4,506.8	11.7	142.7	(2.0)	4,364.0	13.7
Real Estate	2,278.0	51.4	(187.6)	(10.6)	2,465.6	62.0
Commodity Lease	1,311.2	17.7	(143.9)	(4.4)	1,455.2	22.2
Service Industries	947.0	2.6	(39.0)	(1.8)	986.0	4.4
Local Governments	111.5	—	17.0	—	94.5	—
Governments	1,034.8	—	114.2	—	920.5	—
Other	1,094.1	9.1	101.9	8.3	992.2	0.7
Overseas Total (including Loans Booked Offshore)	6,674.0	105.2	(556.9)	(47.8)	7,230.9	153.0
Governments	244.7	—	34.0	—	210.7	—
Financial Institutions	1,687.3	0.9	(105.7)	(10.8)	1,793.0	11.7
Other	4,741.9	104.3	(485.2)	(37.0)	5,227.2	141.3

Total	26,355.6	370.9	(997.2)	(68.0)	27,352.9	439.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	5,534.8	48.6	(294.7)	(18.0)	5,829.6	66.7
Manufacturing	550.2	5.1	(11.7)	0.2	561.9	4.9
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	5.2	—	(0.3)	—	5.5	—
Construction	115.6	1.6	(1.8)	(0.6)	117.5	2.2
Utilities	90.3	0.0	(1.4)	(0.2)	91.8	0.3
Communication	1,047.8	1.3	(129.4)	(1.7)	1,177.3	3.1
Transportation & Postal Industry	236.2	—	0.5	—	235.6	—
Wholesale & Retail	217.5	1.5	(6.0)	0.2	223.5	1.3
Finance & Insurance	671.8	—	(20.8)	(9.1)	692.7	9.1
Real Estate	1,025.7	27.2	(46.1)	(7.8)	1,071.9	35.0
Commodity Lease	222.6	0.0	(17.3)	(0.0)	240.0	0.0
Service Industries	93.0	2.9	2.1	(0.1)	90.8	3.0
Local Governments	37.7	3.0	1.1	(0.0)	36.5	3.0
Governments	239.1	—	(60.8)	—	300.0	—
Other	981.4	5.7	(2.4)	1.1	983.8	4.5
Overseas Total (including Loans Booked Offshore)	9.6	—	(2.2)	—	11.8	—
Governments	1.0	—	0.0	—	1.0	—
Financial Institutions	—	—	—	—	—	—
Other	8.5	—	(2.2)	—	10.8	—

Total	5,544.5	48.6	(296.9)	(18.0)	5,841.4	66.7

(Reference)	(Billions of yen)
	As of March 31, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans

Mizuho Bank

Domestic Total (excluding Loans Booked Offshore)	37,126.6	835.6
Manufacturing	3,288.1	110.7
Agriculture	28.5	0.3
Forestry	0.8	—
Fishery	1.3	0.0
Mining	7.0	0.0
Construction	640.8	57.7
Utilities	82.0	1.6
Communication	377.0	23.3
Transportation	1,036.7	22.7
Wholesale & Retail	3,958.5	118.1
Finance & Insurance	2,622.2	10.0
Real Estate	2,985.9	186.3
Service Industries	2,748.7	167.4
Local Governments	559.3	—
Governments	6,952.2	—
Other	11,836.9	136.9
Overseas Total (including Loans Booked Offshore)	—	—
Governments	—	—
Financial Institutions	—	—
Other	—	—

Total	37,126.6	835.6

Mizuho Corporate Bank

Domestic Total (excluding Loans Booked Offshore)	21,378.4	270.5
Manufacturing	4,575.3	44.6
Agriculture	0.7	—
Forestry	—	—
Fishery	—	—
Mining	124.7	—
Construction	555.5	13.9
Utilities	681.8	0.0
Communication	332.0	13.4
Transportation	1,646.1	78.9
Wholesale & Retail	1,430.8	10.1
Finance & Insurance	5,373.1	15.3
Real Estate	2,515.6	62.7
Service Industries	2,311.2	30.0
Local Governments	89.9	—
Governments	927.5	—
Other	813.5	1.1
Overseas Total (including Loans Booked Offshore)	8,532.9	113.2
Governments	253.7	—
Financial Institutions	1,990.4	1.0
Other	6,288.7	112.1

Total	29,911.3	383.7

Mizuho Trust & Banking (Banking Account + Trust Account)

Domestic Total (excluding Loans Booked Offshore)	5,687.4	49.4
Manufacturing	620.3	1.0
Agriculture	0.0	—
Forestry	—	—
Fishery	1.0	—
Mining	5.9	—
Construction	141.4	1.7
Utilities	90.4	0.3
Communication	1,230.1	0.4
Transportation	187.4	—
Wholesale & Retail	225.2	4.2
Finance & Insurance	673.6	—
Real Estate	775.2	30.6
Service Industries	363.6	2.5
Local Governments	36.8	3.0
Governments	—	—
Other	1,335.8	5.4
Overseas Total (including Loans Booked Offshore)	13.1	—
Governments	1.1	—
Financial Institutions	—	—
Other	12.0	—

Total	5,700.5	49.4

*	Amounts of outstanding loans are aggregated figures of banking and trust accounts, and amounts of non-accrual, past due & restructured loans are aggregated figures of banking and trust accounts with contracts indemnifying the principal amounts.

3-34

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRL and Coverage Ratio by Industry

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of March 31, 2010				As of September 30, 2009
			Change from September 30, 2009
	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,207.0	78.7	(55.2)	2.1	1,262.2	76.6
Manufacturing	214.0	62.5	39.4	0.1	174.6	62.4
Agriculture & Forestry	0.3	91.7	(0.0)	(1.8)	0.3	93.5
Fishery	0.0	100.0	0.0	—	0.0	100.0
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	0.0	—	0.0	100.0
Construction	59.6	76.7	(14.0)	4.9	73.6	71.7
Utilities	0.8	66.5	(1.5)	(4.3)	2.3	70.8
Communication	40.5	69.8	(24.5)	13.0	65.0	56.8
Transportation & Postal Industry	111.9	92.4	5.0	22.6	106.8	69.7
Wholesale & Retail	145.5	71.5	(0.9)	0.2	146.5	71.3
Finance & Insurance	20.7	59.8	(14.7)	(7.2)	35.5	67.0
Real Estate	235.1	87.9	(58.1)	(2.3)	293.3	90.3
Commodity Lease	19.2	81.2	(6.0)	6.0	25.3	75.2
Service Industries	156.6	66.8	(8.2)	(2.0)	164.9	68.9
Local Governments	30.6	100.0	(0.0)	—	30.6	100.0
Other	171.4	95.5	28.5	0.9	142.8	94.6
Overseas Total (including Loans Booked Offshore)	112.9	60.1	(56.0)	(4.2)	168.9	64.4
Governments	—	—	—	—	—	—
Financial Institutions	1.2	72.4	(11.2)	(24.8)	12.5	97.3
Other	111.6	60.0	(44.7)	(1.7)	156.4	61.8

Total	1,319.9	77.1	(111.2)	1.9	1,431.2	75.1

(Reference)

	(Billions of yen, %)
	As of March 31, 2009
	Disclosed Claims under the FRL	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	1,241.3	75.4
Manufacturing	165.1	69.9
Agriculture	0.3	99.4
Forestry	—	—
Fishery	0.0	100.0
Mining	0.0	100.0
Construction	74.7	70.4
Utilities	2.0	73.0
Communication	38.7	49.1
Transportation	104.4	52.7
Wholesale & Retail	143.7	71.0
Finance & Insurance	10.3	52.2
Real Estate	285.2	89.1
Service Industries	219.4	65.2
Local Governments	30.6	100.0
Other	166.1	94.0
Overseas Total (including Loans Booked Offshore)	143.4	58.7
Governments	—	—
Financial Institutions	1.0	116.1
Other	142.4	58.3

Total	1,384.7	73.6

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	According to the revision of the Japan Standardized Industrial Classification (November 2007), partial amendment has been made to classification of the industry beginning with September 30, 2009.
*	“Disclosed Claims under the FRL and Coverage Ratio by Industry” categorized by the previous method as of March 31, 2009 as shown in the right table (Reference).

3-35

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Housing and Consumer Loans	12,297.5	23.9	(10.1)	12,273.6	12,307.7
Housing Loans for owner’s residential housing	10,258.4	115.4	181.6	10,143.0	10,076.8

Mizuho Bank

Housing and Consumer Loans	12,016.9	33.0	8.3	11,983.8	12,008.6
Housing Loans	11,030.4	82.5	106.3	10,947.8	10,924.0
for owner’s residential housing	10,016.1	122.0	194.8	9,894.0	9,821.2
Consumer loans	986.5	(49.4)	(98.0)	1,036.0	1,084.6

Mizuho Corporate Bank

Housing and Consumer Loans	—	—	—	—	—
Housing Loans	—	—	—	—	—
for owner’s residential housing	—	—	—	—	—
Consumer loans	—	—	—	—	—

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	280.6	(9.1)	(18.4)	289.7	299.0
Housing Loans for owner’s residential housing	242.3	(6.6)	(13.2)	248.9	255.5

*	Above figures are aggregated banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

		(%, Billions of yen)
		As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
			Change from September 30, 2009	Change from March 31, 2009
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans		57.6	2.1	4.2	55.5	53.4
Loans to SMEs and Individual Customers		33,261.5	370.1	(1,053.2)	32,891.4	34,314.8
* Loans to MHFG are included as follows:
As of March 31, 2010:	¥700.0 billion (from MHBK)
As of September 30, 2009:	¥700.0 billion (from MHBK)
As of March 31, 2009:	¥700.0 billion (from MHBK)

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans		73.1	1.7	7.2	71.4	65.9
Loans to SMEs and Individual Customers		23,760.5	(41.7)	(732.8)	23,802.2	24,493.4

Mizuho Corporate Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans		37.4	3.1	2.1	34.3	35.2
Loans to SMEs and Individual Customers		7,366.5	459.9	(173.6)	6,906.5	7,540.2

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans		38.5	1.1	(1.5)	37.4	40.1
Loans to SMEs and Individual Customers		2,134.4	(48.1)	(146.7)	2,182.5	2,281.1

*	Above figures are aggregated banking and trust account amounts.
*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:

Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail and service industries), or enterprises with full-time employees of 300 or below (100 or below for the wholesale industry, 50 or below for the retail industry, and 100 or below for the service industry).

3-36

Mizuho Financial Group, Inc.

10. Status of Loans by Region

(1) Balance of Loans to Restructuring Countries

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen, Number of countries)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Loan amount	1.5	(0.9)	(2.1)	2.5	3.7
Number of Restructuring Countries*	4	—	—	4	4

*	Number of Restructuring Countries refers to the countries of obligors’ residence.

(2) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Region

Non-Consolidated

Aggregated Figures of the 3 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of March 31, 2010						As of September 30, 2009		As of March 31, 2009
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change from September 30, 2009		Change from March 31, 2009		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	1,779.5	20.1	115.8	2.0	(161.0)	2.9	1,663.7	18.1	1,940.6	17.2
Hong Kong	385.6	3.5	28.2	1.1	(74.4)	1.6	357.4	2.3	460.1	1.8
Korea	269.0	1.3	39.1	0.9	20.7	1.3	229.8	0.3	248.2	—
Singapore	266.7	4.8	0.5	(1.5)	(32.6)	(2.2)	266.2	6.4	299.4	7.0
Thailand	275.8	2.6	35.5	0.2	10.4	0.7	240.2	2.4	265.4	1.8
Central and South America	2,505.3	8.3	152.6	5.6	(58.0)	8.2	2,352.6	2.6	2,563.3	0.1
North America	2,022.9	7.6	(228.7)	(46.1)	(559.4)	(14.1)	2,251.6	53.8	2,582.3	21.7
Eastern Europe	75.1	15.1	4.7	8.7	(10.9)	9.2	70.3	6.4	86.0	5.9
Western Europe	2,188.2	48.5	(417.0)	(16.7)	(823.0)	(9.9)	2,605.3	65.2	3,011.3	58.4
Other	831.9	19.7	(2.9)	11.8	(22.6)	10.1	834.8	7.8	854.5	9.5
Total	9,403.1	119.6	(375.5)	(34.5)	(1,635.1)	6.4	9,778.6	154.1	11,038.3	113.1

*	The above figures do not include the outstanding balance of loans by Mizuho Corporate Bank (China), Ltd. established in June 2007.

3-37

Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Change in Deferred Tax Assets, etc.

Consolidated

	(Billions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Net Deferred Tax Assets (A)	520.8	(94.3)	(193.8)	615.1	714.6
(Reference)
Tier I Capital (B)	5,173.4	26.0	1,408.4	5,147.4	3,765.0
(A)/(B) (%)	10.0	(1.8)	(8.9)	11.9	18.9

Non-Consolidated

	(Billions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Mizuho Bank

Total Deferred Tax Assets (A)	870.8	(106.4)	(195.2)	977.2	1,066.0
Total Deferred Tax Liabilities (B)	(184.4)	9.9	6.5	(194.3)	(190.9)
(A) + (B)	686.3	(96.5)	(188.7)	782.8	875.1
Valuation Allowance	(435.5)	62.8	158.9	(498.3)	(594.4)
Net Deferred Tax Assets (C)	250.8	(33.6)	(29.8)	284.5	280.6
(Reference)
Tier I Capital (D)	1,824.9	27.6	179.9	1,797.3	1,644.9
(C)/(D) (%)	13.7	(2.0)	(3.3)	15.8	17.0

Mizuho Corporate Bank

Total Deferred Tax Assets (A)	1,164.4	(435.3)	(575.3)	1,599.7	1,739.7
Total Deferred Tax Liabilities (B)	(217.1)	(2.9)	(43.0)	(214.2)	(174.1)
(A) + (B)	947.2	(438.2)	(618.3)	1,385.4	1,565.5
Valuation Allowance	(763.9)	386.9	488.5	(1,150.9)	(1,252.5)
Net Deferred Tax Assets (C)	183.2	(51.3)	(129.7)	234.5	312.9
(Reference)
Tier I Capital (D)	3,329.6	192.7	1,466.9	3,136.8	1,862.6
(C)/(D) (%)	5.5	(1.9)	(11.2)	7.4	16.8

Mizuho Trust & Banking

Total Deferred Tax Assets (A)	139.0	(79.9)	(94.5)	218.9	233.6
Total Deferred Tax Liabilities (B)	(15.5)	(0.4)	(5.2)	(15.1)	(10.3)
(A) + (B)	123.4	(80.3)	(99.7)	203.7	223.2
Valuation Allowance	(95.8)	72.4	77.2	(168.2)	(173.1)
Net Deferred Tax Assets (C)	27.6	(7.9)	(22.4)	35.5	50.1
(Reference)
Tier I Capital (D)	279.7	13.3	32.2	266.3	247.4
(C)/(D) (%)	9.8	(3.4)	(10.3)	13.3	20.2

Aggregated Figures of the 3 Banks

Total Deferred Tax Assets (A)	2,174.2	(621.6)	(865.1)	2,795.9	3,039.4
Total Deferred Tax Liabilities (B)	(417.2)	6.5	(41.7)	(423.7)	(375.4)
(A) + (B)	1,757.0	(615.1)	(906.8)	2,372.1	2,663.9
Valuation Allowance	(1,295.3)	522.2	724.8	(1,817.5)	(2,020.1)
Net Deferred Tax Assets (C)	461.7	(92.9)	(182.0)	554.6	643.7
(Reference)
Tier I Capital (D)	5,434.3	233.7	1,679.2	5,200.5	3,755.1
(C)/(D) (%)	8.4	(2.1)	(8.6)	10.6	17.1

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Mizuho Financial Group, Inc.

2. Estimation of Deferred Tax Assets, etc.

Non-Consolidated

(1) Calculation Policy

Recoverability of Deferred Tax Assets is basically assessed based on future taxable income derived from future profitability, considering that Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s fundamental profitability enabled the three banks consistently to report an appropriate level of Net Business Profits in previous periods. Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking’s tax losses carry-forwards and future deductible temporary differences in the past resulted from nonrecurring special causes, e.g. losses from extraordinary and significant waiver of claims due to the crash of the bubble economy, acceleration of disposition of NPLs and stock holdings in accordance with government policy to stabilize promptly the financial system under the long deflationary depression, and the restructuring of businesses to meet the severe management environment. Since the three banks could have reported positive taxable income every year if the losses from these special factors were excluded, the conditions under the provisory clause of 5. (1) „ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66) have been fulfilled. Period for future taxable income considered in the assessment is five years.

(Reference) Past results of taxable income (tax loss)

	(Billions of yen)
	Mizuho Bank	Mizuho Corporate Bank	Mizuho Trust & Banking
Fiscal 2009 (estimate)	94.0	98.0	16.0
Fiscal 2008	128.9	236.1	10.3
Fiscal 2007	273.2	487.1	74.3
Fiscal 2006	128.6	438.4	83.1
Fiscal 2005	124.2	211.0	24.9

Notes:

1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

2.	Figures for Fiscal 2009 are estimates of taxable income before deducting tax losses carried forward from prior years.

3-39

Mizuho Financial Group, Inc.

(2) Estimation for Calculating Deferred Tax Assets

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
				(Reference)
		Total amount for five years (from April 1, 2010 to March 31, 2015)		Fiscal 2009
Gross Profits	1	4,060.0		818.8
General and Administrative Expenses	2	(2,775.0)		(570.3)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,285.0		248.4
Credit-related Costs	4	(600.0)		(70.5)
Income before Income Taxes	5	395.0		109.8
Tax Adjustments*[1]	6	717.2
Taxable Income before Current Deductible Temporary Differences*[2]	7	1,112.2
Effective Statutory Tax Rate	8	40.59%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	451.4	ÞEqual to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
			Change from September 30, 2009	Change from March 31, 2009
Reserves for Possible Losses on Loans	10	237.0	(16.8)	(10.2)	253.8	247.2
Impairment of Securities	11	253.4	2.1	(8.9)	251.3	262.4
Net Unrealized Losses on Other Securities	12	27.7	6.4	(57.7)	21.2	85.4
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	168.6	(95.5)	(112.3)	264.1	281.0
Other	16	183.9	(2.5)	(5.9)	186.5	189.9
Total Deferred Tax Assets	17	870.8	(106.4)	(195.2)	977.2	1,066.0
Valuation Allowance	18	(435.5)	62.8	158.9	(498.3)	(594.4)
Sub-Total [ 17 + 18 ]	19	435.2	(43.5)	(36.3)	478.8	471.6
Amount related to Retirement Benefits Accounting*	20	(127.6)	10.4	21.0	(138.1)	(148.7)
Net Unrealized Gains on Other Securities	21	(11.6)	4.6	(5.7)	(16.2)	(5.9)
Net Deferred Hedge Gains	22	(11.8)	(4.9)	(10.5)	(6.9)	(1.2)
Other	23	(33.2)	(0.2)	1.7	(32.9)	(35.0)
Total Deferred Tax Liabilities	24	(184.4)	9.9	6.5	(194.3)	(190.9)
Net Deferred Tax Assets (Liabilities) [19 + 24]	25	250.8	(33.6)	(29.8)	284.5	280.6
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	451.4	35.1	121.4	416.3	329.9
Net Unrealized Gains on Other Securities [21]	27	(11.6)	4.6	(5.7)	(16.2)	(5.9)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(11.8)	(4.9)	(10.5)	(6.9)	(1.2)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(177.0)	(68.5)	(134.9)	(108.5)	(42.0)

*	Amount related to Retirement Benefits Accounting includes ¥(87.4) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥4,060.0 billion [1]

General and Administrative Expenses: ¥2,775.0 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,285.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥395.0 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥1,112.2 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥870.8 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥435.5 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥184.4 billion [24], ¥250.8 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-40

Mizuho Financial Group, Inc.

Mizuho Corporate Bank

1. Estimate of future taxable income

		(Billions of yen)
					(Reference)
		Total amount for five years (from April 1, 2010 to March 31, 2015)			Fiscal 2009
Gross Profits	1	2,753.5			642.3
General and Administrative Expenses	2	(1,234.5)			(246.9)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	1,519.0			395.3
Credit-related Costs	4	(475.0)			(77.6)
Income before Income Taxes	5	854.0			208.9
Tax Adjustments*1	6	329.0
Taxable Income before Current Deductible Temporary Differences*2	7	1,183.0
Effective Statutory Tax Rate	8	40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	480.9	Þ	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
			Change from September 30, 2009	Change from March 31, 2009
Reserves for Possible Losses on Loans	10	122.4	(22.2)	(11.3)	144.6	133.7
Impairment of Securities	11	634.8	(8.8)	(28.6)	643.6	663.4
Net Unrealized Losses on Other Securities	12	44.1	(37.6)	(154.5)	81.7	198.6
Reserve for Employee Retirement Benefits	13	—	—	—	—	—
Net Deferred Hedge Losses	14	—	—	—	—	—
Tax Losses Carried Forward	15	214.0	(357.2)	(376.7)	571.2	590.8
Other	16	148.9	(9.3)	(4.0)	158.2	152.9
Total Deferred Tax Assets	17	1,164.4	(435.3)	(575.3)	1,599.7	1,739.7
Valuation Allowance	18	(763.9)	386.9	488.5	(1,150.9)	(1,252.5)
Sub-Total [ 17 + 18 ]	19	400.4	(48.3)	(86.7)	448.8	487.1
Amount related to Retirement Benefits Accounting*	20	(58.3)	3.7	7.5	(62.0)	(65.8)
Net Unrealized Gains on Other Securities	21	(60.1)	(8.1)	(47.4)	(52.0)	(12.6)
Net Deferred Hedge Gains	22	(79.8)	1.0	(7.7)	(80.8)	(72.1)
Other	23	(18.8)	0.3	4.6	(19.2)	(23.4)
Total Deferred Tax Liabilities	24	(217.1)	(2.9)	(43.0)	(214.2)	(174.1)
Net Deferred Tax Assets (Liabilities) [19 + 24]	25	183.2	(51.3)	(129.7)	234.5	312.9
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	480.9	61.9	77.9	418.9	402.9
Net Unrealized Gains on Other Securities [21]	27	(60.1)	(8.1)	(47.4)	(52.0)	(12.6)
Net Deferred Hedge Losses [14]	28	—	—	—	—	—
Net Deferred Hedge Gains [22]	29	(79.8)	1.0	(7.7)	(80.8)	(72.1)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(157.7)	(106.2)	(152.5)	(51.5)	(5.1)

*	Amount related to Retirement Benefits Accounting includes ¥(27.0) billion related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥2,753.5 billion [1]

General and Administrative Expenses: ¥1,234.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥1,519.0 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥854.0 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥1,183.0 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥1,164.4 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥763.9 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥217.1 billion [24], ¥183.2 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-41

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
					(Reference)
		Total amount for five years (from April 1, 2010 to March 31, 2015)			Fiscal 2009
Gross Profits	1	649.1			132.0
General and Administrative Expenses	2	(442.5)			(89.9)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	206.6			42.0
Credit-related Costs	4	(65.0)			(8.9)
Income before Income Taxes	5	96.6			24.1
Tax Adjustments *[1]	6	41.2
Taxable Income before Current Deductible Temporary Differences *[2]	7	137.8
Effective Statutory Tax Rate	8	40.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	55.9	Þ	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
			Change from September 30, 2009	Change from March 31, 2009
Reserves for Possible Losses on Loans	10	13.7	(1.6)	1.6	15.4	12.1
Impairment of Securities	11	61.0	(1.6)	(6.5)	62.7	67.6
Net Unrealized Losses on Other Securities	12	4.9	(1.3)	(13.0)	6.2	17.9
Reserve for Employee Retirement Benefits	13	10.7	1.6	3.3	9.0	7.3
Net Deferred Hedge Losses	14	3.9	(0.0)	0.8	4.0	3.1
Tax Losses Carried Forward	15	28.1	(75.6)	(78.6)	103.7	106.8
Other	16	16.3	(1.2)	(2.1)	17.6	18.5
Total Deferred Tax Assets	17	139.0	(79.9)	(94.5)	218.9	233.6

Valuation Allowance	18	(95.8)	72.4	77.2	(168.2)	(173.1)
Sub-Total [ 17 + 18 ]	19	43.2	(7.4)	(17.2)	50.7	60.4

Amount related to Retirement Benefits Accounting *	20	(6.0)	—	0.2	(6.0)	(6.2)
Net Unrealized Gains on Other Securities	21	(8.8)	(0.2)	(5.5)	(8.5)	(3.2)
Net Deferred Hedge Gains	22	—	—	—	—	—
Other	23	(0.7)	(0.2)	0.0	(0.5)	(0.8)
Total Deferred Tax Liabilities	24	(15.5)	(0.4)	(5.2)	(15.1)	(10.3)

Net Deferred Tax Assets (Liabilities) [19 + 24]	25	27.6	(7.9)	(22.4)	35.5	50.1
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	55.9	(4.9)	(4.2)	60.9	60.1
Net Unrealized Gains on Other Securities [21]	27	(8.8)	(0.2)	(5.5)	(8.5)	(3.2)
Net Deferred Hedge Losses [14]	28	3.9	(0.0)	0.8	4.0	3.1
Net Deferred Hedge Gains [22]	29	—	—	—	—	—
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(23.4)	(2.6)	(13.5)	(20.8)	(9.9)

*	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.

<Explanation>

Future taxable income was estimated using more conservative assumptions than those used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Gross Profits: ¥649.1 billion [1]

General and Administrative Expenses: ¥442.5 billion [2]

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥206.6 billion [3]

Income before Income Taxes (including Credit-related costs, etc.): ¥96.6 billion [5]

Taxable Income before Current Deductible Temporary Differences: ¥137.8 billion [7].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans, Tax Losses Carried Forward and others amount to ¥139.0 billion [17]. However, after considering temporary differences which are not expected to be reversed in the next five years, Valuation Allowance of ¥95.8 billion [18] was provided, therefore after offsetting Deferred Tax Liabilities of ¥15.5 billion [24], ¥27.6 billion [25] of Net Deferred Tax Assets was recorded on the balance sheet.

3-42

Mizuho Financial Group, Inc.

Aggregated Figures of the 3 Banks

1. Estimate of future taxable income

		(Billions of yen)
					(Reference)
		Total amount for five years (from April 1, 2010 to March 31, 2015)			Fiscal 2009

Gross Profits	1	7,462.6			1,593.1
General and Administrative Expenses	2	(4,452.0)			(907.2)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	3	3,010.6			685.9
Credit-related Costs	4	(1,140.0)			(157.1)
Income before Income Taxes	5	1,345.6			342.9
Tax Adjustments *[1]	6	1,087.5
Taxable Income before Current Deductible Temporary Differences *[2]	7	2,433.1
Effective Statutory Tax Rate	8	40.59% -40.65%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 7 x 8 ]	9	988.3	Þ	Equal to Line 26

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of March 31, 2010.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
			Change from September 30, 2009	Change from March 31, 2009
Reserves for Possible Losses on Loans	10	373.2	(40.7)	(19.9)	414.0	393.1
Impairment of Securities	11	949.3	(8.4)	(44.1)	957.7	993.4
Net Unrealized Losses on Other Securities	12	76.8	(32.5)	(225.2)	109.3	302.1
Reserve for Employee Retirement Benefits	13	10.7	1.6	3.3	9.0	7.3
Net Deferred Hedge Losses	14	3.9	(0.0)	0.8	4.0	3.1
Tax Losses Carried Forward	15	410.8	(528.3)	(567.8)	939.2	978.6
Other	16	349.2	(13.1)	(12.1)	362.4	361.4
Total Deferred Tax Assets	17	2,174.2	(621.6)	(865.1)	2,795.9	3,039.4
Valuation Allowance	18	(1,295.3)	522.2	724.8	(1,817.5)	(2,020.1)
Sub-Total [ 17 + 18 ]	19	878.9	(99.4)	(140.3)	978.3	1,019.2
Amount related to Retirement Benefits Accounting *	20	(192.1)	14.1	28.7	(206.2)	(220.8)
Net Unrealized Gains on Other Securities	21	(80.5)	(3.7)	(58.6)	(76.8)	(21.8)
Net Deferred Hedge Gains	22	(91.6)	(3.8)	(18.3)	(87.8)	(73.3)
Other	23	(52.8)	(0.0)	6.4	(52.7)	(59.3)
Total Deferred Tax Liabilities	24	(417.2)	6.5	(41.7)	(423.7)	(375.4)
Net Deferred Tax Assets (Liabilities) [19 + 24]	25	461.7	(92.9)	(182.0)	554.6	643.7
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [9]	26	988.3	92.1	195.2	896.2	793.0
Net Unrealized Gains on Other Securities [21]	27	(80.5)	(3.7)	(58.6)	(76.8)	(21.8)
Net Deferred Hedge Losses [14]	28	3.9	(0.0)	0.8	4.0	3.1
Net Deferred Hedge Gains [22]	29	(91.6)	(3.8)	(18.3)	(87.8)	(73.3)
Other (including Deferred Tax Assets corresponding to Remaining Taxable Income before Current Deductible Temporary Differences and others)	30	(358.3)	(177.3)	(301.1)	(180.9)	(57.1)

*	Amount related to Retirement Benefits Accounting includes ¥(120.5) billion related to gains on securities contributed to employee retirement benefit trust.

3-43

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Deposits	69,468.0	1,389.4	(55.5)	68,078.6	69,523.6
Individual Deposits	35,098.8	196.3	335.0	34,902.5	34,763.8
Corporate Deposits	28,450.4	252.2	(704.1)	28,198.2	29,154.6
Financial/Government Institutions	5,918.7	940.9	313.6	4,977.8	5,605.1

Mizuho Bank

Deposits	55,725.3	1,389.7	404.4	54,335.5	55,320.8
Individual Deposits	33,369.5	263.9	455.0	33,105.5	32,914.4
Corporate Deposits	18,989.0	238.0	(167.3)	18,750.9	19,156.3
Financial/Government Institutions	3,366.8	887.7	116.8	2,479.0	3,250.0

Mizuho Corporate Bank

Deposits	11,237.5	62.4	(49.0)	11,175.0	11,286.5
Individual Deposits	3.6	0.5	0.1	3.0	3.5
Corporate Deposits	8,888.5	(10.7)	(368.9)	8,899.2	9,257.4
Financial/Government Institutions	2,345.4	72.7	319.7	2,272.7	2,025.6

Mizuho Trust & Banking

Deposits	2,505.1	(62.7)	(410.9)	2,567.9	2,916.1
Individual Deposits	1,725.7	(68.2)	(120.0)	1,793.9	1,845.8
Corporate Deposits	572.9	25.0	(167.9)	547.9	740.8
Financial/Government Institutions	206.4	(19.5)	(122.9)	226.0	329.4

*	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

3-44

Mizuho Financial Group, Inc.

2. Number of Directors and Employees

•	Figures are based on the information to be provided in Yuka Shoken Hokokusho.

Mizuho Financial Group, Inc. (Non-Consolidated)

	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Members of the Board of Directors and Auditors	14	—	—	14	14
Executive Officers (excluding those doubling as directors)	4	—	—	4	4
Employees (excluding Executive Officers)	294	(5)	11	299	283

Note: Three members of the Board of Directors and Auditors double as directors of the banking subsidiaries.

Non-Consolidated

Aggregated Figures of the 3 Banks

	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Members of the Board of Directors and Auditors	31	—	1	31	30
Executive Officers (excluding those doubling as directors)	90	—	(1)	90	91
Employees (excluding Executive Officers)	30,417	(678)	1,234	31,095	29,183

Note: The numbers have been adjusted for Members of the Board of Directors and Auditors doubling other positions.

Mizuho Bank

Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	32	—	—	32	32
Employees (excluding Executive Officers)	18,943	(546)	798	19,489	18,145

Mizuho Corporate Bank

Members of the Board of Directors and Auditors	11	—	1	11	10
Executive Officers (excluding those doubling as directors)	40	—	1	40	39
Employees (excluding Executive Officers)	8,147	(81)	247	8,228	7,900

Mizuho Trust & Banking

Members of the Board of Directors and Auditors	11	—	—	11	11
Executive Officers (excluding those doubling as directors)	18	—	(2)	18	20
Employees (excluding Executive Officers)	3,327	(51)	189	3,378	3,138

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Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregated Figures of the 3 Banks	As of March 31, 2010			As of September 30, 2009	As of March 31, 2009
		Change from September 30, 2009	Change from March 31, 2009
Head Offices and Domestic Branches	444	3	4	441	440
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	41	2	3	39	38
Overseas Sub-Branches	11	1	1	10	10
Overseas Representative Offices	6	—	(2)	6	8

*       Head Offices and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (35), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	391	3	4	388	387
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	38	1	2	37	36
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	—	—	—

*       Head Office and Domestic Branches do not include in-store branches (3), branches and offices for remittance purposes only (14), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Corporate Bank

Head Office and Domestic Branches	18	—	—	18	18
Overseas Branches	22	—	—	22	22
Domestic Sub-Branches	—	—	—	—	—
Overseas Sub-Branches	11	1	1	10	10
Overseas Representative Offices	6	—	(1)	6	7
* Head Office and Domestic Branches do not include branches and offices for remittance purposes only (21).

Mizuho Trust & Banking

Head Office and Domestic Branches	35	—	—	35	35
Overseas Branches	—	—	—	—	—
Domestic Sub-Branches	3	1	1	2	2
Overseas Sub-Branches	—	—	—	—	—
Overseas Representative Offices	—	—	(1)	—	1

3-46

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2010

Consolidated

	(Billions of yen)
	First Half	Fiscal 2010
Ordinary Profits	240.0	570.0
Net Income	180.0	430.0

Mizuho Bank, Mizuho Corporate Bank, Mizuho Trust & Banking

Aggregated Figures of the 3 Banks (Non-consolidated)

	(Billions of yen)
	Fiscal 2010
	Aggregated Figures	MHBK	MHCB	MHTB
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	665.0	275.0	340.0	50.0
Ordinary Profits	416.0	135.0	250.0	31.0
Net Income	407.0	175.0	210.0	22.0

Credit-related Costs	(193.0)	(90.0)	(95.0)	(8.0)

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements on page 1-2.

3-47

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO BANK

	Millions of yen
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥2,638,336	¥2,738,999	¥(100,662)
Call Loans	9,040,000	8,740,000	300,000
Guarantee Deposits Paid under Securities Borrowing Transactions	262,417	120,451	141,965
Other Debt Purchased	1,259,295	1,719,219	(459,924)
Trading Assets	1,463,369	1,555,582	(92,212)
Money Held in Trust	1,070	1,266	(195)
Securities	19,671,063	13,376,053	6,295,010
Loans and Bills Discounted	32,467,647	37,126,612	(4,658,965)
Foreign Exchange Assets	130,572	124,652	5,919
Other Assets	2,889,486	2,781,170	108,315
Tangible Fixed Assets	727,740	654,363	73,376
Intangible Fixed Assets	178,964	142,192	36,772
Deferred Tax Assets	250,847	280,656	(29,809)
Customers’ Liabilities for Acceptances and Guarantees	997,665	1,120,746	(123,080)
Reserves for Possible Losses on Loans	(440,887)	(464,301)	23,413
Reserve for Possible Losses on Investments	(26)	—	(26)

Total Assets	¥71,537,565	¥70,017,665	¥1,519,899

Liabilities
Deposits	¥55,761,093	¥55,350,888	¥410,205
Negotiable Certificates of Deposit	2,027,790	1,784,860	242,930
Debentures	821,867	882,949	(61,082)
Call Money	1,627,500	1,666,100	(38,600)
Payables under Repurchase Agreements	635,326	588,323	47,003
Guarantee Deposits Received under Securities Lending Transactions	1,452,372	806,730	645,641
Trading Liabilities	247,136	255,403	(8,266)
Borrowed Money	3,019,909	2,043,626	976,283
Foreign Exchange Liabilities	10,040	10,713	(672)
Short-term Bonds	—	20,000	(20,000)
Bonds and Notes	849,500	761,200	88,300
Other Liabilities	2,380,144	3,405,053	(1,024,909)
Reserve for Bonus Payments	8,647	9,030	(383)
Reserve for Frequent Users Services		11,277	(11,277)
Reserve for Reimbursement of Deposits	13,548	12,650	898
Reserve for Reimbursement of Debentures	10,824	8,973	1,851
Deferred Tax Liabilities for Revaluation Reserve for Land	77,372	77,471	(98)
Acceptances and Guarantees	997,665	1,120,746	(123,080)

Total Liabilities	69,940,741	68,815,998	1,124,743

Net Assets
Common Stock and Preferred Stock	700,000	650,000	50,000
Capital Surplus	681,432	762,345	(80,913)
Capital Reserve	490,707	762,345	(271,638)
Other Capital Surplus	190,725	—	190,725
Retained Earnings	96,147	(130,913)	227,060
Other Retained Earnings	96,147	(130,913)	227,060
Retained Earnings Brought Forward	96,147	(130,913)	227,060

Total Shareholders’ Equity	1,477,580	1,281,432	196,147

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	(7,084)	(190,725)	183,640
Net Deferred Hedge Gains (Losses), net of Taxes	17,395	1,884	15,510
Revaluation Reserve for Land, net of Taxes	108,931	109,075	(143)

Total Valuation and Translation Adjustments	119,242	(79,765)	199,007

Total Net Assets	1,596,823	1,201,667	395,155

Total Liabilities and Net Assets	¥71,537,565	¥70,017,665	¥1,519,899

3-48

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO BANK

	Millions of yen
	For the fiscal year ended March 31, 2010 (A)	For the fiscal year ended March 31, 2009 (B)	Change (A) - (B)
Ordinary Income	¥1,129,427	¥1,235,954	¥(106,527)
Interest Income	765,263	858,419	(93,156)
Interest on Loans and Bills Discounted	526,434	616,565	(90,131)
Interest and Dividends on Securities	139,345	115,060	24,284
Fee and Commission Income	201,229	208,277	(7,047)
Trading Income	43,175	38,397	4,777
Other Operating Income	69,731	77,601	(7,869)
Other Ordinary Income	50,027	53,258	(3,230)

Ordinary Expenses	1,040,552	1,526,146	(485,593)
Interest Expenses	152,337	254,765	(102,427)
Interest on Deposits	86,260	149,897	(63,637)
Interest on Debentures	3,385	3,175	209
Fee and Commission Expenses	52,861	51,601	1,259
Other Operating Expenses	55,364	48,603	6,761
General and Administrative Expenses	633,240	614,744	18,496
Other Ordinary Expenses	146,748	556,431	(409,682)

Ordinary Profits	88,875	(290,191)	379,066

Extraordinary Gains	26,713	95,215	(68,502)

Extraordinary Losses	5,698	11,286	(5,588)

Income before Income Taxes	109,890	(206,262)	316,152

Income Taxes:
Current	498	519	(20)
Deferred	13,387	86,819	(73,431)

Net Income	¥96,004	¥(293,601)	¥389,605

3-49

Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
						Retained Earnings Brought Forward
Balance as of March 31, 2009	¥650,000	¥762,345	—	¥762,345	—	¥(130,913)	¥(130,913)	—	¥1,281,432	¥(190,725)	¥1,884	¥109,075	¥(79,765)	¥1,201,667

Changes during the fiscal year
Issuance of New Shares	50,000	50,000	—	50,000	—	—	—	—	100,000	—	—	—	—	100,000
Cash Dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net Income	—	—	—	—	—	96,004	96,004	—	96,004	—	—	—	—	96,004
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	143	143	—	143	—	—	—	—	143
Change in Capital Reserve	—	(321,638)	321,638	—	—	—	—	—	—	—	—	—	—	—
Transfer from Capital Surplus to Retained Earnings Caused by Coping with a Loss	—	—	(130,913)	(130,913)	—	130,913	130,913	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	183,640	15,510	(143)	199,007	199,007

Total Changes during the fiscal year	50,000	(271,638)	190,725	(80,913)	—	227,060	227,060	—	196,147	183,640	15,510	(143)	199,007	395,155

Balance as of March 31, 2010	¥700,000	¥490,707	¥190,725	¥681,432	—	¥96,147	¥96,147	—	¥1,477,580	¥(7,084)	¥17,395	¥108,931	¥119,242	¥1,596,823

3-50

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	As of March 31, 2010 (A)	As of March 31, 2009 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥3,384,257	¥3,930,221	¥(545,964)
Call Loans	165,356	162,041	3,314
Receivables under Resale Agreements	1,122,332	583,917	538,414
Guarantee Deposits Paid under Securities Borrowing Transactions	1,330,552	2,724,465	(1,393,912)
Other Debt Purchased	124,986	138,491	(13,504)
Trading Assets	4,678,323	5,301,421	(623,098)
Money Held in Trust	2,024	2,026	(2)
Securities	22,362,394	15,406,851	6,955,542
Loans and Bills Discounted	26,355,649	29,911,387	(3,555,737)
Foreign Exchange Assets	486,366	796,974	(310,608)
Derivatives other than for Trading	8,151,045	9,445,441	(1,294,395)
Other Assets	1,958,835	1,965,964	(7,128)
Tangible Fixed Assets	98,976	117,585	(18,608)
Intangible Fixed Assets	83,608	90,030	(6,421)
Deferred Tax Assets	183,238	312,980	(129,742)
Customers’ Liabilities for Acceptances and Guarantees	3,427,807	3,871,723	(443,915)
Reserves for Possible Losses on Loans	(311,750)	(330,952)	19,202
Reserve for Possible Losses on Investments	(5,276)	(5,590)	313

Total Assets	¥73,598,729	¥74,424,982	¥(826,252)

Liabilities
Deposits	¥18,811,356	¥19,614,285	¥(802,929)
Negotiable Certificates of Deposit	7,748,218	7,233,589	514,629
Debentures	695,930	1,423,750	(727,820)
Call Money	11,830,952	12,314,696	(483,743)
Payables under Repurchase Agreements	4,270,983	2,663,993	1,606,990
Guarantee Deposits Received under Securities Lending Transactions	2,523,792	1,884,378	639,413
Trading Liabilities	3,805,392	3,909,429	(104,037)
Borrowed Money	6,033,926	6,849,307	(815,380)
Foreign Exchange Liabilities	201,637	609,399	(407,761)
Short-term Bonds	144,700	154,400	(9,700)
Bonds and Notes	2,688,063	2,064,368	623,695
Derivatives other than for Trading	7,874,654	9,312,947	(1,438,292)
Other Liabilities	688,300	985,235	(296,934)
Reserve for Bonus Payments	8,474	10,939	(2,465)
Reserve for Possible Losses on Sales of Loans	15,258	28,711	(13,452)
Reserve for Contingencies	1,688	7,845	(6,157)
Deferred Tax Liabilities for Revaluation Reserve for Land	21,502	26,884	(5,381)
Acceptances and Guarantees	3,427,807	3,871,723	(443,915)

Total Liabilities	70,792,641	72,965,883	(2,173,242)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,070,965	333,100
Capital Surplus	663,434	330,334	333,100
Capital Reserve	578,540	330,334	248,206
Other Capital Surplus	84,893	—	84,893
Retained Earnings	454,970	246,763	208,206
Appropriated Reserve	—	110,701	(110,701)
Other Retained Earnings	454,970	136,062	318,907
Retained Earnings Brought Forward	454,970	136,062	318,907

Total Shareholders’ Equity	2,522,469	1,648,063	874,406

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	137,595	(331,657)	469,253
Net Deferred Hedge Gains (Losses), net of Taxes	116,523	105,320	11,203
Revaluation Reserve for Land, net of Taxes	29,498	37,372	(7,873)

Total Valuation and Translation Adjustments	283,618	(188,964)	472,583

Total Net Assets	2,806,088	1,459,098	1,346,989

Total Liabilities and Net Assets	¥73,598,729	¥74,424,982	¥(826,252)

3-51

Mizuho Corporate Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME (selected items) OF MIZUHO CORPORATE BANK

	Millions of yen
	For the fiscal year ended March 31, 2010 (A)	For the fiscal year ended March 31, 2009 (B)	Change (A) - (B)
Ordinary Income	¥1,141,245	¥1,705,752	¥(564,507)
Interest Income	774,416	1,073,677	(299,260)
Interest on Loans and Bills Discounted	413,646	622,878	(209,232)
Interest and Dividends on Securities	270,627	333,815	(63,187)
Fee and Commission Income	138,458	149,905	(11,446)
Trading Income	89,250	153,323	(64,072)
Other Operating Income	64,744	171,210	(106,465)
Other Ordinary Income	74,374	157,635	(83,261)

Ordinary Expenses	947,564	1,927,211	(979,647)
Interest Expenses	329,594	757,176	(427,581)
Interest on Deposits	67,081	218,556	(151,474)
Interest on Debentures	8,589	14,484	(5,895)
Fee and Commission Expenses	24,983	32,961	(7,978)
Other Operating Expenses	69,996	229,827	(159,830)
General and Administrative Expenses	273,446	260,405	13,041
Other Ordinary Expenses	249,543	646,840	(397,297)

Ordinary Profits	193,680	(221,459)	415,139

Extraordinary Gains	18,974	6,817	12,157

Extraordinary Losses	3,690	5,660	(1,970)

Income before Income Taxes	208,964	(220,302)	429,267
Income Taxes:
Current	6,649	20,767	(14,118)
Refund of Income Taxes	(6,209)		(6,209)
Deferred	8,185	14,459	(6,273)

Net Income	¥200,339	¥(255,529)	¥455,869

3-52

Mizuho Corporate Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS OF MIZUHO CORPORATE BANK

	Millions of yen
	Shareholders’ Equity									Valuation and Translation Adjustments
		Capital Surplus			Retained Earnings
	Common Stock and Preferred Stock	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
						Retained Earnings Brought Forward
Balance as of March 31, 2009	¥1,070,965	¥330,334	—	¥330,334	¥110,701	¥136,062	¥246,763	—	¥1,648,063	¥(331,657)	¥105,320	¥37,372	¥(188,964)	¥1,459,098

Changes during the fiscal year
Issuance of New Shares	333,100	333,100	—	333,100	—	—	—	—	666,200	—	—	—	—	666,200
Cash Dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net Income	—	—	—	—	—	200,339	200,339	—	200,339	—	—	—	—	200,339
Repurchase of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Treasury Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	—	—	—	7,866	7,866	—	7,866	—	—	—	—	7,866
Change in Capital Reserve	—	(84,893)	84,893	—	—	—	—	—	—	—	—	—	—	—
Change in Appropriated Reserve	—	—	—	—	(110,701)	110,701	—	—	—	—	—	—	—	—
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	—	—	—	—	469,253	11,203	(7,873)	472,583	472,583

Total Changes during the fiscal year	333,100	248,206	84,893	333,100	(110,701)	318,907	208,206	—	874,406	469,253	11,203	(7,873)	472,583	1,346,989

Balance as of March 31, 2010	¥1,404,065	¥578,540	¥84,893	¥663,434	—	¥454,970	¥454,970	—	¥2,522,469	¥137,595	¥116,523	¥29,498	¥283,618	¥2,806,088

3-53

(Attachment)

Change in the directors, corporate auditors and executive officers of Mizuho Financial Group

In addition to changes in the directors, corporate auditors and executive officers of Mizuho Financial Group that were previously announced on March 5, 2010, Mizuho Financial Group, Inc. hereby announces a new change as described below.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of June 22, 2010)	Current Position
Mr. Takeo Nakano	Managing Director and Managing Executive Officer Head of Financial Control and Accounting Group	Managing Executive Officer Head of Financial Control and Accounting Group

Mr. Terunobu Maeda	Retired	Chairman

The appointment of Mr. Takeo Nakano as director is subject to approval at the regular general meeting of shareholders of MHFG to be held on June 22, 2010.

Mr. Terunobu Maeda will become Senior Advisor of Mizuho Financial Group on June 22, 2010.

[Director Nominee]

(Nominee is subject to approval at the regular general meeting of shareholders to be held on June 22, 2010)

Name	Takeo Nakano
Date of Birth	June 28, 1956
Education	Mar. 1980	Graduated from Faculty of Law, the University of Tokyo

Business Experience
	Apr. 1980	Joined The Fuji Bank, Limited

	Apr. 2004	Senior Corporate Officer of Financial Control & Accounting Group of Mizuho Corporate Bank, Ltd.

	Apr. 2007	Executive Officer/General Manager of Kobunacho Branch of Mizuho Bank, Ltd.

	Apr. 2009	Managing Executive Officer/Head of Risk Management Group, Head of Compliance Group and In charge of Financial Control and Accounting Group of Mizuho Financial Group, Inc.

	Apr. 2010	Managing Executive Officer/Head of Financial Control and Accounting Group (current)

	Apr. 2010	President & CEO of Mizuho Financial Strategy Co., Ltd. (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of June 21, 2010)	Current Position
Mr. Seiji Sugiyama	Retired	Chairman

Mr. Seiji Sugiyama will become Senior Advisor of Mizuho Financial Group on June 21, 2010.

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of June 21, 2010)	Current Position
Mr. Hiroshi Saito	Retired	Chairman

Mr. Hiroshi Saito will become Senior Advisor of Mizuho Financial Group on June 21, 2010.